As filed with the Securities and Exchange Commission on March 22, 2010.

Registration Statement No. 333-165415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Alma Maritime Limited
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

Alma Maritime Limited Attention: Stamatis Molaris Pandoras 13 Glyfada 16674 Athens, Greece 011 30 210 894 4640 (Address and telephone number of registrant's principal executive offices)	CT Corporation 111 Eighth Avenue New York, New York 10011 (Name, address and telephone number of agent for service)

Copies to:
Stephen P. Farrell, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6050 (telephone number) (212) 309-6001 (facsimile number)	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 (telephone number) (212) 474-3700 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                 If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                 If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share	$271,687,500	$19,372*

Preferred Stock Purchase Rights(3)	—	—

*
Previously paid

(1)
Includes shares to be sold upon exercise of the underwriters' over-allotment option.

(2)
Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o).

(3)
The preferred stock purchase rights are initially attached to and trade with shares of our common stock registered hereby. Value attributed to such rights, if any, is reflected in the market price of our common stock.

                 The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted

Subject to Completion
Preliminary Prospectus Dated March 22, 2010.

PROSPECTUS

11,250,000 Shares

Alma Maritime Limited

Common Stock

                This is Alma Maritime Limited's initial public offering. We are selling 11,250,000 shares of our common stock.

                We expect the public offering price to be between $19.00 and $21.00 per share. Currently, no public market exists for the shares. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "AAM."

                Our existing stockholders have separately agreed to purchase from us 3,100,000 additional shares of common stock for an aggregate purchase price of $62.0 million.

                Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 16 of this prospectus.

	Per Share	Total
Public offering price	$	$
Discounts and commissions to underwriters	$	$
Proceeds, before expenses, to Alma Maritime Limited	$	$

                The underwriters may also purchase up to an additional 1,687,500 shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The shares will be ready for delivery on or about                        , 2010.

BofA Merrill Lynch	UBS Investment Bank

Sunrise Securities Corp.	Oppenheimer & Co.

Clarkson Johnson Rice

                          Cantor Fitzgerald & Co.

                                                               BNP PARIBAS

                                                                                        UniCredit Capital Markets

DVB Capital Markets

The date of this prospectus is                        , 2010.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

i

PROSPECTUS SUMMARY

              This section summarizes some of the key information and financial data that appear later in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the entire prospectus, including the risk factors and the more detailed information and financial statements included in this prospectus. We use the term deadweight tons, or dwt, in describing the capacity of our vessels. We refer you to "Glossary of Certain Shipping Terms" beginning on page 190 for definitions of certain shipping industry terms that we use in this prospectus.

              Unless otherwise indicated, references in this prospectus to "Alma Maritime Limited," "we," "us," "our" and the "Company" refer to Alma Maritime Limited and our subsidiaries and references to "our Manager" and "Empire Navigation" refer to Empire Navigation Inc., which will provide us with commercial, technical and administrative services. Unless otherwise indicated, information presented in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares. All references in this prospectus to "$" and "dollars" refer to United States Dollars and share numbers give effect to a 1.2546863-for-1 stock split effected as a stock dividend on March 11, 2010.

Our Company

              We are an international shipping company recently formed to own a fleet of crude oil and product tankers and drybulk carriers, which we intend to employ on a mix of short, medium and long-term time charters, including spot charters, with leading charterers. Our Sponsors, who include Stamatis Molaris and Hans J. Mende, have long track records in the shipping and commodities industries and have developed strong relationships with leading charterers, financing sources and shipping and commodities industry participants. We intend to leverage their experience, reputation and relationships to pursue growth by taking advantage of attractive opportunities presented by current low vessel prices in both the tanker and drybulk sectors. Our primary objective will be to maximize returns to our stockholders through the shipping cycle.

              We have agreed to acquire a 2005-built Capesize drybulk carrier from an entity affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors, and to acquire, subject to the consummation of this offering or our waiver of such condition, two 2008-built, double hull Suezmax tankers, each with expected deliveries to us in May 2010. We also have contracts for the construction of four modern, double-hull Suezmax tankers of 158,000 dwt each by a South Korean shipyard which we expect will be delivered to us between May and September 2011. We intend to initially deploy the two 2008-built Suezmax tankers in the spot market, while the 2005-built Capesize drybulk carrier has a minimum eight-year time charter, with profit sharing arrangements, with EDF Trading Markets Limited, or EDF Trading, a subsidiary of Electricité de France, and we have arranged seven-year time charters, which also contain profit sharing arrangements, with The Sanko Steamship Co., Ltd., or Sanko Steamship, for each of our four Suezmax tanker newbuildings. We are actively evaluating additional acquisition opportunities for secondhand tankers and drybulk carriers, including two additional Capesize drybulk carriers, for which we have obtained non-binding indicative terms from EDF Trading for minimum eight-year time charters with profit sharing arrangements on the same terms as the charter for the 2005-built Capesize drybulk carrier, except that the minimum gross daily charter rate is $20,000 per day.

              Our management team provides strategic management for our company. Our operations will be managed by Empire Navigation Inc., which we refer to as Empire Navigation or our Manager, under the supervision of our management team and Board of Directors. Empire Navigation has established a veteran management and operational team, many of whom have over 30 years of experience in the tanker and drybulk sectors of the shipping industry. Prior to the completion of this offering, we intend to enter into a long-term management agreement, which we refer to as the Management Agreement, pursuant to which our Manager and its affiliates will apply their expertise and experience in the seaborne transportation industry to provide us with commercial, technical and administrative services. We believe that Empire Navigation will be able to provide us with such services at a cost to us that would be lower than what could be achieved by performing these functions in-house and that Empire Navigation's rates are competitive with those that would be available to us through independent vessel management companies. The Management Agreement will be for an initial term ending on June 30, 2017 and will, thereafter, automatically renew for up to three additional seven and one-half-year periods unless terminated in accordance with its terms. We will pay our Manager fees for the services it provides us as well as reimburse our Manager for its costs and expenses incurred in providing certain of these services.

Market Opportunity

              We believe that the recent financial crisis and developments in the seaborne transportation industry, particularly in the tanker and drybulk sectors, have created significant opportunities to acquire vessels at historically low prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, and in turn vessel values, creating opportunities for well-capitalized companies, with committed available financing, such as ours.

              We believe we can optimize returns while minimizing cash flow volatility by managing both our sector exposure and our mix of charters. We believe that acquiring vessels in both the tanker and drybulk shipping sectors will provide us with more balanced exposure to commodities, including crude oil, refined petroleum products and drybulk cargoes such as iron ore, coal and grain, and provide more diverse opportunities to generate revenues than would a focus on any one shipping sector. We intend to adjust the mix of short, medium and long-term time charters, including spot charters, on which we deploy our vessels, according to our assessment of market conditions, to benefit from the relatively stable cash flows associated with longer term charters and potentially capture increased profits during strong charter markets through the use of shorter term charters and profit sharing arrangements.

              We intend to use approximately $155.6 million of the net proceeds from this offering to fund a portion of the $190.6 million aggregate purchase price for the three secondhand vessels we have agreed to acquire, approximately $14.4 million of the net proceeds of this offering to fund a portion of the $238.8 million remaining purchase price for our four contracted Suezmax tanker newbuildings and the remaining proceeds of this offering to fund a portion of the purchase price for additional tankers and drybulk carriers, which we have not yet identified. We intend to fund the balance of the purchase price for the seven vessels we have agreed to acquire with borrowings under new credit facilities, for which we have entered into commitment letters, and proceeds from the sale of shares of our common stock to our existing stockholders for $62.0 million, which we expect to consummate concurrently with this offering. We have entered into commitment letters for a new senior credit facility in an amount of up to $301.0 million and a new subordinated credit facility in an amount of up to $74.0 million, for post-delivery vessel financing, as well as a commitment letter for a new $135.0 million credit facility to finance pre-delivery installment payments for our four Suezmax tanker newbuildings and the repayment of a portion of the outstanding indebtedness under our existing credit facility. We will be required to use borrowings under the $301.0 million senior secured credit facility and $74.0 million subordinated secured credit facility to refinance amounts borrowed under the $135.0 million credit facility. Under the $135.0 million credit facility, we will be required to maintain a collateral account with our lenders, in an initial amount of $66.5 million, during the period between entering into such credit facility and the delivery of the Suezmax tanker newbuildings financed thereby until the newbuildings are delivered (or, if earlier, September 30, 2010) at which time amounts outstanding under the $135.0 million pre-delivery secured credit facility will be repaid and the remaining amounts in such account will be released. The $66.5 million in that account will be reduced over time as we make non-debt financed payments for the four Suezmax tanker newbuildings and repayments under our existing credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—New Credit Facilities."

              As of December 31, 2009, we had paid $131.0 million of the $369.8 million aggregate purchase price for our four Suezmax tanker newbuildings, and we were obligated to pay an additional $2.5 million in the aggregate for the remaining balance of the cancellation fee for five cancelled newbuildings. We have received an appraisal, as of March 10, 2010, of each of our four Suezmax tanker newbuildings and their associated charters prepared by Clarkson Valuations Limited, which is summarized in the section of this prospectus entitled "Business—Our Fleet and Charters—Suezmax Tanker Newbuilding Valuations," and reproduced in its entirety as an annex to this prospectus. The aggregate purchase price for the two 2008-built Suezmax tankers is $136.6 million and we have agreed to acquire the 2005-built Capesize drybulk carrier for $54.0 million.

Relationship with Our Sponsors

              Our current stockholders include affiliates of each of our Chief Executive Officer, Stamatis Molaris, Hans J. Mende, the President of American Metals & Coal International, Inc. ("AMCI") and Maas Capital Investments B.V., a private equity affiliate of Fortis Bank Nederland N.V. (collectively, our "Sponsors"). One of our key competitive strengths is the considerable experience of our management team and our Sponsors in investing and operating in the shipping and commodities industries, which we believe we will be able to leverage to source attractive acquisitions and obtain chartering opportunities, contacts and market intelligence in the shipping and commodities trades.

              Stamatis Molaris, our Chief Executive Officer and Chairman of our Board of Directors, is the founder and sole stockholder of Empire Navigation Inc., our Manager. Mr. Molaris has over 15 years of experience in the international shipping industry, including as Chief Executive Officer of Quintana Maritime Limited, formerly a Nasdaq-listed drybulk company, Chief Executive Officer of Excel Maritime Carriers Ltd., a NYSE-listed drybulk company, following its acquisition of Quintana Maritime Limited, and as Chief Financial Officer of Stelmar Shipping Ltd., formerly a NYSE-listed tanker company.

              Hans J. Mende, a member of our Board of Directors, is President of AMCI, a mining and trading company, which he co-founded in 1986. Mr. Mende has over 40 years of experience in the commodities industries as well as in the shipping sector, including as former Chairman of the Board of Directors of Alpha Natural Resources, a NYSE-listed coal company, a director of Foundation Coal, formerly a NYSE-listed coal company, and a director of Quintana Maritime Limited prior to its acquisition by Excel Maritime Carriers Ltd., on whose Board of Directors he currently serves. Prior to founding AMCI, Mr. Mende served in various senior executive positions at the Thyssen Group, one of the largest German multinational companies, with interests in steel making and general heavy industrial production, including as President of its international trading company.

              Maas Capital Investments B.V. is a private equity affiliate of Fortis Bank Nederland N.V., a leading lender to the shipping industry. Maas Capital Investments B.V. has provided equity and mezzanine financing to the shipping industry since 2000.

Our Fleet and Charters

              We have agreed to acquire a 2005-built Capesize drybulk carrier and to acquire, subject to the consummation of this offering, or our waiver of such condition, two 2008-built, double hull Suezmax tankers, each with expected deliveries to us by May 2010, and contracts for the construction of four modern, double-hull Suezmax tankers, which we expect will be delivered to us between May and September 2011. We are actively evaluating additional vessel acquisition opportunities in both the tanker and drybulk sectors of the shipping industry, including two Capesize drybulk carriers for which we have already obtained non-binding indicative charter terms.

              We intend to charter our vessels to leading charterers, such as Sanko Steamship and EDF Trading with which we have the chartering arrangements described below. Sanko Steamship is a leading Japanese shipping company with a fleet of over 170 vessels. EDF Trading, a wholly-owned subsidiary of Electricité de France, engages in the physical acquisition, management, and global delivery of energy commodities.

              The table below summarizes information about our currently contracted vessels and their charter arrangements. The charter arrangements for our four Suezmax tanker newbuildings and the 2005-built Capesize drybulk carrier, or the Cape Maria (ex Cape Pioneer), represent at least $390 million of aggregate contracted net charter revenue, exclusive of any profit sharing, over the duration of the charters, assuming the accuracy of our estimates for each vessel of an average of five off-hire days per year and 25 off-hire days for drydocking every five years and performance by our counterparties throughout the term of the charters. This amount excludes any charter revenues from the two secondhand Suezmax tankers we have agreed to acquire and intend to initially deploy in the spot market.

Vessel Type / Name	dwt	Year Built	Scheduled Delivery	Charterer	Estimated Expiration of Charter(1)		Gross Daily Charter Rate		Profit Sharing Arrangements
Suezmax Tankers
Suez Topaz	158,000	—	May 2011	Sanko Steamship	May 2018		$35,400	(2)	50	%(3)
Suez Diamond	158,000	—	May 2011	Sanko Steamship	May 2018		$35,400	(2)	50	%(3)
Suez Jade	158,000	—	July 2011	Sanko Steamship	July 2018		$35,400	(2)	50	%(3)
Suez Pearl	158,000	—	September 2011	Sanko Steamship	Sept. 2018		$35,400	(2)	50	%(3)
Tango(4)	149,993	2008	March – May 2010	Spot	—		—		—
Waltz(4)	150,393	2008	March – May 2010	Spot	—		—		—
Capesize Drybulk Carriers
Cape Maria(5)	170,000	2005	May 2010	EDF Trading	May 2018	(6)	$19,500	(7)	35	%(8)

(1)
The date provided represents our estimate of the earliest month during which the charterer may re-deliver the vessel to us upon termination of the charter. The actual re-delivery dates may differ based on the delivery of the vessels to us and the charterer having the option in certain cases to deliver the vessel 30 days prior to or after the scheduled re-delivery dates.

(2)
Represents the gross charter rate and does not reflect commissions payable by us to chartering brokers and Empire Navigation aggregating 4.50%, including 1.25% to Empire Navigation, which is wholly owned by Stamatis Molaris, our Chief Executive Officer, 1.25% to Itochu Corporation and 2.0% to Quest Maritime Enterprises, which is controlled by affiliates of Stamatis Molaris, our Chief Executive Officer, and Hans J. Mende, one of our Sponsors and a member of our Board of Directors.

(3)
Charter provides for a profit-sharing arrangement pursuant to which we would be entitled to additional payments equal to 50% of the amount by which the monthly average of the TD5, or Tanker Dirty Route 5, which is an index of charter rates set by the Baltic Exchange for the route from Bonny Island, offshore Nigeria, to Philadelphia, Pennsylvania (a common trade route for the transport of West African crude oil to U.S. East Coast refiners by Suezmax tankers), exceeds $35,400 per day.

(4)
We have entered into a memorandum of agreement to acquire this vessel subject to the completion of this offering or our waiver of such condition.

(5)
Represents the name we intend to give this vessel upon delivery to us. We have agreed to acquire this vessel from an entity affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors, for $54.0 million.

(6)
The charterer of this vessel has an option to extend the term for an additional two years on the same terms.

(7)
Represents the gross charter rate and does not reflect commissions payable by us to chartering brokers and Empire Navigation aggregating 2.5%, including 1.25% to Empire Navigation, which is wholly owned by Stamatis Molaris, our Chief Executive Officer, and 1.25% to Carrington AG, which is affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors.

(8)
Charter provides for a profit-sharing arrangement pursuant to which we would be entitled to additional payments equal to 35% of the amount by which the Baltic Exchange Capesize 4TC Index, which is the average of the four time charter routes in the Baltic Exchange's Capesize drybulk carrier index, (less 3.75%) exceeds $19,500 per day.

              We have received an appraisal of each of our four Suezmax tanker newbuildings and their associated charters prepared by Clarkson Valuations Limited, which is summarized in the section of this prospectus entitled "Business—Our Fleet and Charters—Suezmax Tanker Newbuilding Valuations," and reproduced in its entirety as an annex to this prospectus.

              Proposed Drybulk Carrier Charters.    We have also obtained indicative terms, which do not constitute binding contracts, from EDF Trading for two additional charters on the same terms, except that the minimum gross daily charter rate is $20,000 per day, as the charter for the Cape Maria (ex Cape Pioneer). The principal condition to entry into such charters is our acquisition of drybulk carriers meeting the charterer's specifications, which are for Capesize drybulk carriers of at least 177,000 dwt that were built in 2005 or more recently. The table below outlines the indicative terms for the charters, which represent at least $110 million of aggregate contracted net charter revenue, exclusive of any profit sharing, over their minimum eight-year terms, assuming the accuracy of our estimates for each vessel of an average of five off-hire days per year and 25 off-hire days for drydocking every five years and performance by our counterparties throughout the term of the charters.

Charter Proposal	dwt	Year Built	Scheduled Delivery	Charterer	Initial Term & Charterer's Extension Option	Gross Daily Charter Rate(1)	Profit Sharing Arrangements
Capesize Drybulk Carriers
Vessel A	177,000+	—	—	EDF Trading	8 years plus 2 years	$20,000	35	%(2)
Vessel B	177,000+	—	—	EDF Trading	8 years plus 2 years	$20,000	35	%(2)

(1)
This table shows gross charter rates and does not reflect commissions payable by us to chartering brokers and Empire Navigation aggregating 2.5% per vessel, including 1.25% to Empire Navigation and 1.25% to Carrington AG.

(2)
Charter would provide for a profit-sharing arrangement pursuant to which we would be entitled to additional payments equal to 35% of the amount by which the Baltic Exchange Capesize 4TC Index, which is the average of the four time charter routes in the Baltic Exchange's Capesize drybulk carrier index, (less 3.75%) exceeds $20,000 per day.

Our Organizational Strengths

              We believe that the following attributes of our organization will enhance our ability to compete in the international shipping industry:

              Experience Across Sectors.    Our Sponsors and management have substantial experience with fleets operating in both the tanker and drybulk sectors, as well as with investing in the shipping and commodities industries. The strong reputations and relationships they have developed in these industries and with major financial institutions, we believe, will provide us with vessel acquisition and employment opportunities in the oil, petroleum products and drybulk sectors as well the ability to access financing to grow our Company. Stamatis Molaris, our Chief Executive Officer and Chairman of our Board of Directors, and Hans J. Mende, a member of our Board of Directors, collectively have over 50 years of experience in the international shipping and commodities industries, and have successful track records of exploiting investment opportunities in these sectors throughout various economic cycles.

              Attractive Charter Mix.    We intend to deploy a fleet of vessels carrying oil, petroleum products and major drybulk cargoes in a manner that provides us with a base of stable cash flows, while affording us opportunities to profit from improving charter rates during stronger charter markets. Serving multiple industrial sectors and operating our fleet under short, medium and long-term charters will, we believe, enable us to better manage sector volatility, benefit from rising charter markets and operate successfully through industry cycles. Our medium and long-term charters generally will provide for fixed minimum rates and, when feasible, include profit sharing provisions, as do our Suezmax tanker charters and our contracted and proposed Capesize drybulk carrier charters, creating potential incremental revenue in the event of any increase in the charter markets above those rate levels. We believe that our ability to lock in substantial contracted revenues from our seven-year Suezmax tanker charters, the minimum eight-year Capesize drybulk carrier charter and the proposed minimum eight-year Capesize drybulk carrier charters will allow us to pursue shorter term charters for the additional tankers and drybulk carriers we intend to acquire, including the two 2008-built Suezmax tankers we have contracted to acquire subject to the consummation of this offering or waiver of such condition, while still maintaining a base of stable cash flows and limiting our overall exposure to charter market volatility.

              Financial Flexibility to Pursue Acquisitions.    After giving effect to this offering, the sale of common stock to our existing stockholders, the new credit facilities for which we have entered into commitment letters and the repayment of our existing credit facility, we expect to have a cash balance of $259.9 million (including restricted cash of $49.9 million) and over $275 million of undrawn borrowing capacity with which to complete the acquisition of the vessels we have agreed to acquire. We believe our substantial contracted revenues will also enhance our ability to obtain further financing. As a recently formed company we do not have a legacy fleet of highly leveraged vessels and we expect that we will have significant cash balances and committed financing availability, which we believe will well position us to grow our fleet by pursuing selective acquisitions of tankers and drybulk carriers.

              Strong Customer Relationships.    Our Sponsors and management have had successful chartering relationships with a number of leading tanker and drybulk charterers which we believe will benefit us in the future as we continue to grow our business. We believe that the strength of these relationships has facilitated our ability to enter into seven-year time charters for each of our four contracted Suezmax tankers with Sanko Steamship, one of Japan's largest shipping companies by tonnage, and EDF Trading, a subsidiary of Electricité de France, one of the world's largest utility companies, for a minimum eight-year time charter for our Capesize drybulk carrier. The opportunities our management and Sponsors perceive through their knowledge and relationships in the shipping and commodities industries will continue to direct, to a significant degree, the profile of our fleet. As we grow our fleet, we will seek to diversify the charterers of our vessels, while maintaining the credit quality of our charter portfolio.

              Young, High-Quality Mixed Fleet.    Our vessel acquisitions will target young, technically advanced vessels in both the tanker and drybulk sectors that have been built by shipyards with reputations for constructing high-quality vessels. In the near term, we intend to capitalize on the recent weakness in crude oil tanker, product tanker and drybulk carrier prices by acquiring young vessels on what we believe are attractive terms, in addition to the three young secondhand vessels we have already agreed to acquire. We believe that a young, high-quality fleet minimizes operating expenses and is more attractive to quality charterers of tankers and drybulk carriers, and that acquiring such vessels will position us to take advantage of our Sponsors' and management's strong relationships with major charterers of crude oil tankers, product tankers and drybulk carriers.

Our Business Strategy

              Our strategy is to be a reliable, efficient and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to maximize returns to our stockholders. We intend to realize these objectives by pursuing the following strategies:

              Capitalize on Low Vessel Prices.    We intend to grow our fleet using our Sponsors' and our management's relationships and experience in the seaborne transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young vessels in the tanker and drybulk sectors. Vessel prices in both of these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the financial crisis and are currently at cyclically low levels. We believe that the most attractive opportunities to purchase modern tonnage currently exist in the tanker sector because of the depressed charter rates for tankers that have persisted since the Fall of 2008, as well as the significant number of tanker newbuildings scheduled for delivery in 2010. We will also target acquisitions of young drybulk carriers of primarily the Panamax and Capesize classes such as the Cape Maria (ex Cape Pioneer), which we believe will position us to take advantage of our Sponsors' and management's strong relationships with commodities industry participants which charter these large vessels. Drybulk vessel prices have also been significantly affected since 2008 by reduced charter rates and a substantial newbuilding orderbook.

              Strategically Manage Our Sector Exposure.    We intend to operate a fleet of crude oil and product tankers and large drybulk carriers, as we believe that operating a fleet that carries crude oil, petroleum products and major drybulk cargoes, such as iron ore, coal and grain, provides us with balanced exposure to a range of commodities producers and consumers and more diverse opportunities to generate revenues than would a focus on any one shipping sector. As we grow our fleet, we expect to adjust our relative emphasis among the tanker and drybulk sectors over time according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of crude oil tankers, product tankers and drybulk carriers will give us the flexibility to adapt to changing market conditions, to capitalize on sector-specific opportunities and to manage our business successfully throughout varying economic cycles.

              Optimize Our Charter Mix.    We intend to deploy our vessels on a mix of short, medium and long-term time charters, including spot charters, to leading charterers, according to our assessment of market conditions. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. We generally will seek to include profit sharing arrangements in our medium and long-term time charters, as we have done with the charters with Sanko Steamship and EDF Trading, to provide us with potential incremental revenue above the contracted minimum charter rates in the event of a strong spot market. Initially limiting the duration of the charters for some of the additional tanker and drybulk vessels we expect to acquire, we believe, will give us the flexibility to take advantage of rising charter rates if the charter markets improve as the global economy strengthens.

              Leverage Our Sponsors' and Management's Experience and Relationships.    We intend to exploit the relationships that our management team has developed over decades with leading charterers, financing sources and shipping and commodities industry participants. Particularly when charter markets and vessel prices are depressed and vessel financing is more difficult to obtain, as is currently the case, we believe the relationships and experience of our Sponsors and management will enhance our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers.

              Maintain Cost-Competitive, Highly Efficient Operations.    Under the Management Agreement, Empire Navigation will coordinate and oversee the commercial, technical and administrative management of our fleet. We believe that Empire Navigation will be able to do so at a cost that would be lower than what could be achieved by performing these functions in-house and that Empire Navigation's rates are competitive with those that would be available to us through independent vessel management companies. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs.

              We urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 16.

Management of Our Fleet

              Our management team provides strategic management for our company and also supervises the management of our day-to-day operations by our Manager. Pursuant to the Management Agreement that we intend to enter into prior to the completion of this offering with our Manager, our Manager will provide us and our subsidiaries with technical, administrative, commercial and certain other services for an initial term expiring on June 30, 2017, with automatic renewals for up to three additional seven and one-half-year terms, unless we or our Manager provide notice of non-renewal six months prior to the end of the then-current term. In addition to customary termination rights as described in "Our Manager and Management Related Agreements", we have the right, upon the approval of two-thirds of our board of directors, to terminate the Management Agreement at any time after June 30, 2017 upon six months' notice, in which case our Manager would be entitled to receive a lump sum termination payment generally calculated as three times the average annual management fees payable to our Manager for the last three completed years of the term of the Management Agreement. Our Manager will report to us and our Board of Directors through our executive officers. Under our Management Agreement, in return for providing technical and commercial services, our Manager will receive a fee of $750 per vessel per day commencing upon delivery of a vessel to us. This fee will be $350 per day for vessels that are deployed on bareboat charters. Our Manager will also receive a fee of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager will receive a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including upon delivery to us of each of the three secondhand vessels we have agreed to acquire. For providing administrative services, our Manager will receive a fee of $20,000 per month. We will pay our Manager a fee of $7,500 per vessel per month for the on-premises supervision of each of the newbuildings we agree to acquire in the future, pursuant to shipbuilding contracts, memoranda of agreement, or otherwise, including our currently contracted vessels. The management fees will be fixed through December 2011, subject to quarterly adjustment based on the deviation from a Euro/dollar exchange rate of €1.00:1.45, as published by Fortis Bank Nederland N.V. two days prior to the end of the previous calendar quarter. After December 31, 2011, these fees will be adjusted every year by agreement between us and our Manager. Upon entry into the Management Agreement we intend to terminate our existing vessel management agreements with Empire Navigation, under which we are obligated to pay a fee of $7,500 per vessel per month for the on-site supervision of each of our contracted newbuildings. During the term of our Management Agreement, our Manager will not provide any management services to any other entity without the prior approval of the independent members of our Board of Directors, other than with respect to the four tankers it currently manages for a third-party and one drybulk carrier newbuilding owned by an entity affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors. Our Manager is wholly owned by our Chief Executive Officer.

Industry Review & Trends

Seaborne Transportation Industry

              We define the seaborne transportation industry as encompassing vessels that carry a wide range of energy resources, commodities, semi-finished and finished consumer and industrial products on tankers, drybulk carriers and containerships, as applicable. According to Drewry Shipping Consultants Ltd., or Drewry, the seaborne transportation industry, as a whole, which represents approximately two-thirds of global trade in terms of volume, has grown from 5.9 billion tons of cargo transported by sea on-board vessels in 2000 to 7.9 billion tons in 2009, representing a total increase of 33.9%, a compounded annual growth rate, or CAGR, of 3.3% over the nine-year period. For tons of cargo shipped on an annual basis from 2000 to 2009, see "The International Oil Tanker and Drybulk Shipping Industries." The trend toward the integration of world economies requiring increased imports and exports, outsourcing production to overseas locations away from consuming centers and the need to source scarce commodities from remote locations has supported the growth of demand for the seaborne transportation industry.

              The seaborne transportation industry is the best and, in many cases, the only means available to transport large quantities of commodities and manufactured products efficiently, at a low cost and in a timely manner compared with land or air based transportation. In general, the supply of and demand for seaborne transportation capacity are the primary drivers of charter rates and values for all vessels. Larger vessels exhibit higher charter rate and vessel value volatility compared with smaller vessels, due to the larger volume of cargo shipped on board, their reliance on a few key commodities, and long-haul routes among a small number of ports. Vessel values primarily reflect prevailing and expected future charter rates, and are also influenced by factors such as the age of the vessel, the shipyard of its construction and its specifications. During extended periods of high charter rates, vessel values tend to appreciate, while during periods where rates have declined, such as the period we are in currently, vessel values tend to depreciate. Historically, the relationship between incremental supply and demand has varied among different sectors, meaning that at any one time different sectors of the seaborne transportation industry may be at differing stages of their respective supply and demand cycle, as the drivers of demand in each sector are different and are not always subject to the same factors.

              Fluctuations in charter rates have resulted from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources and commodities internationally carried at sea. There are numerous factors that influence the supply and demand for vessel capacity in the tanker and drybulk sectors, including, but not limited to, the locations of production and consumption of the respective energy resources and commodities transported by each sector, changes in relative trading patterns, differing environmental and other regulatory developments, port or canal congestions and the availability and supply of new vessels. Each market sector (e.g. oil) has its own set of characteristics that will influence charter rates and vessel values and the normal cycles within a sector do not necessarily always move in line. Indeed, the historical data suggests that there is a relatively low correlation in charter rates between the oil and drybulk sectors. As a recent example, charter rates for tankers and drybulk carriers reached historically high levels at different times during 2007 and 2008. During periods of global economic recessions and in particular among developing counties, however, all sectors may experience weak charter rates simultaneously. While rates in both sectors declined significantly in the early part of 2009, the timing of the decline was different between the two sectors. In addition in 2009 the drybulk market staged a recovery in the second half of 2009 due to the strength in Chinese demand for imported drybulk raw materials.

The graph below compares one year time charter rates in the tanker and drybulk carrier sectors in the period from 1996 to 2010 and illustrates the points made above.

One Year Time Charter Rates
(Time Charter Rates shown in USD per day)

Source: Drewry

              The correlation coefficients of the one year time charter rates of the drybulk and tanker sectors are illustrated in the table below. The correlation coefficients measure the degree of linear dependence between the two sets of variables considered and can range in value from -1.0 to 1.0. The closer the correlation coefficient is to either -1.0 or 1.0, the stronger the correlation between the variables. For the period between 1997 and 2009 the correlation coefficient between Panamax drybulk carrier rates and Aframax tanker rates was 0.64. During the seven-year period between 2003 and 2009, it was 0.39, indicating that the correlation between Panamax drybulk carrier rates and Aframax tanker rates had declined recently. One of the reasons for this is that during the recent financial downturn, both sectors have been subject to different external market forces. In the tanker market, arbitrage opportunities tended to keep rates firmer during this period while renewed Chinese demand for drybulk commodities helped push up drybulk carrier rates at a time when tanker rates were declining.

	One Year Time Charter Rate Correlations
	1997 – 2009		2000 – 2009		2003 – 2009
	Drybulk Carriers	Tankers	Drybulk Carriers	Tankers	Drybulk Carriers	Tankers
Drybulk Carriers (Panamax Rates)(1)	n/a	0.64	n/a	0.57	n/a	0.39
Tankers (Aframax Rates)(2)	0.64	n/a	0.57	n/a	0.39	n/a

(1)
One-year average time charter rates for Panamax bulk carriers between 70,000-73,000 dwt.

(2)
One-year average time charter rates for Aframax tankers between 95,000-105,000 dwt.

Source: Drewry

Tanker Sector

              Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Demand for crude oil and refined petroleum products is in turn affected by a number of factors including general economic conditions (including increases and decreases in industrial production), oil prices, environmental concerns, weather conditions, and competition from alternative energy sources. Despite some softening in 2008 and 2009, demand for oil has generally experienced sustained growth over the past two decades.

              In recent years, Asia, in particular China, has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. Production and exports from the Middle East have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the relatively long distances between this supply source and typical destination ports.

              According to Drewry, as of January 31, 2010, the world fleet of oil tankers consisted of 3,214 vessels, totaling 374.0 million dwt in capacity, and the tanker orderbook amounted to 762, ships totaling 115.4 million dwt, equivalent to 30.9% of the existing fleet. The average age of the world oil tanker fleet in service at this date was approximately 11 years. As the tanker fleet ages, a number of vessels are scrapped as they become uneconomical to operate or forbidden to trade because of environmental laws which effectively limit the trading life of older vessels and of single hull tankers in particular. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age. It is expected that the global fleet will increase during 2010 because of the present orderbook; however, we believe that the recent financial turmoil and more restrictive lending practices may delay deliveries of newbuildings or result in the cancellation of newbuilding orders, based on reports of cancellations of tanker newbuildings from certain yards. After reaching a peak in the middle of 2008, tanker rates and asset values have declined significantly. As an example, the time charter equivalent rate for modern Suezmax tankers for the route from Bonny Island, offshore Nigeria, to Philadelphia, Pennsylvania, which is the route the profit sharing arrangement for our four contracted Suezmax tankers is based on, declined from over $100,000 per day in May 2008 to an average of approximately $31,000 per day during January 2010.

Drybulk Sector

              Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. Drybulk cargo is generally categorized as either major drybulk or minor drybulk. Major drybulk cargo constitutes the vast majority of drybulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor drybulk cargo includes products such as agricultural products (other than grain), mineral cargoes, cement, forest products and steel products and represents the balance of the drybulk industry. Drybulk trade is influenced by the underlying demand for the drybulk commodities which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine drybulk transportation services.

              In the 1990s, the average CAGR in seaborne drybulk trade was 2.4%, but in the period 2000 to 2009, the average annual rate jumped to 3.7%. Between 2000 and 2009, ton-mile demand in the drybulk sector increased from 11.1 billion ton-miles in 2000 to 15.3 billion ton-miles in 2009, representing a total increase of 37.8%, and a CAGR of 3.6% over the nine-year period. For tons of drybulk cargo shipped and ton-mile demand on an annual basis from 2000 to 2009, see "The International Oil Tanker and Drybulk Shipping Industries—Drybulk Shipping."

              As of January 31, 2010, the world fleet of drybulk vessels consisted of 7,129 vessels, totaling 458.0 million dwt in capacity. The average age of drybulk vessels in service at this date was approximately 16 years. From the beginning of 2009 until January 31, 2010, the size of the worldwide drybulk fleet has increased from 418.8 million dwt to 458.0 million dwt (an approximate nine percent increase) reflecting net deliveries of new vessels. Given the significant limitations on financing, a meaningful portion of the orderbook is expected to not be delivered on schedule while some of the orderbook is likely to be cancelled. Nonetheless, the orderbook remains large and significant additions to the global drybulk fleet are expected to occur in 2010 and 2011, with the global drybulk orderbook (excluding options) amounting to 285.7 million dwt, or 62.4% of the existing drybulk fleet as of January 31, 2010. The limited available financing combined with the expected delivery of a significant number of vessels and lower charter rates (relative to peak periods in 2008) have resulted in lower prices for new and secondhand drybulk vessels. Although the Baltic Drybulk Index, or BDI, was volatile in 2009 and remains well below the historic highs reached in the middle of 2008, it currently is significantly above its level at the beginning of 2009, reflecting an increase in demand for the transportation of drybulk commodities as the global economy stabilized over the course of 2009. As of January 2, 2009, the BDI was at 773 and, as of March 10, 2010, it was at 3,230, after dipping to troughs of 772 on January 5, 2009 and 2,163 on September 24, 2009. The BDI reached a high for 2009 of 4,661 on November 19, 2009. In 2009, the drybulk market was supported by strong demand for commodities being transported to China, in particular iron ore and coal.

              We can provide no assurance that the industry dynamics described above will continue or that we will be able to expand our business. For further discussion of the risks that we face, see "Risk Factors" beginning on page 16 of this prospectus. Please read "The International Oil Tanker and Drybulk Shipping Industries" for more information on the tanker and drybulk shipping industries.

Our Dividend Policy

              We currently intend to pay quarterly dividends in amounts that are approximately equal to 25% of our available cash from the previous quarter after expenses and reserves for drydockings, surveys, capital expenditures, debt repayments and other purposes as our board of directors may from time to time determine are required. The amount of cash available for dividends will depend principally upon the amount of cash we generate from our operations.

              The declaration and payment of dividends, if any, will be subject to the discretion of our Board of Directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain financing on acceptable terms to execute our growth strategy, provisions of Marshall Islands law governing the payment of dividends, restrictive covenants in our future loan agreements and global financial conditions. Our new credit facilities, for which we have entered into commitment letters, will contain provisions limiting the amount we are permitted to pay as dividends to 50% of our net income for any fiscal year and prohibiting the payment of dividends if an event of default has occurred or, after giving effect to the payment of the dividend, we would be in breach of any covenant under the applicable credit facility. There can be no assurance that dividends will be paid. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

              We have no operating history upon which to rely as to whether we will have sufficient cash available to pay dividends on our common stock. In addition, the international shipping industry, including the tanker and drybulk carrier charter markets, is highly volatile and cyclical, and we cannot accurately predict the amount of cash distributions, if any, that we may make in any period. Factors beyond our control may affect the charter market for our vessels, our charterers' ability and willingness to satisfy their contractual obligations to us, and our voyage and operating expenses. Until we take delivery of vessels and deploy them on charters, we will not generate cash from operations for dividends. Accordingly, it may take substantial time following the closing of this offering before it would be possible for us to pay any dividends.

Sale of Common Stock to Sponsors

              Our existing stockholders have agreed to purchase an additional 3,100,000 shares of our common stock from us for an aggregate purchase price of $62.0 million, or $20.00 per share.

Corporate Information

              Alma Maritime Limited is a holding company incorporated under the laws of the Republic of the Marshall Islands on May 23, 2008. Our wholly-owned subsidiaries Suez Topaz Limited, Suez Diamond Limited, Suez Jade Limited and Suez Pearl Limited, have entered into the newbuilding contracts for the Suez Topaz, the Suez Diamond, the Suez Jade and the Suez Pearl, respectively, while we directly have entered into Memoranda of Agreement for the acquisition of the Tango and the Waltz, subject to the consummation of this offering or our waiver of such condition, and have agreed to acquire the Cape Maria (ex Cape Pioneer) from an entity affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors.

              We currently maintain our principal executive offices at Pandoras 13, Glyfada 16674 Athens, Greece. Our telephone number at that address is +30 210 894 4640. After the completion of this offering, we will maintain a website at www.almamaritime.com. The information contained in or connected to our website is not a part of this prospectus.

The Offering

Shares of common stock offered	11,250,000 shares.
Sale of common stock to our Sponsors	Our existing stockholders have separately agreed to purchase an additional 3,100,000 shares of our common stock from us for an aggregate purchase price of $62.0 million, or $20.00 per share.
Shares outstanding upon completion of this offering and the sale of common stock to our Sponsors(1)	16,249,600 shares, 17,937,100 shares if the underwriters exercise their overallotment option in full.
Use of proceeds

We estimate that we will receive net proceeds of approximately $207.9 million from this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, based on an assumed initial public offering price of $20.00 per share, which is the mid-point of the price range on the cover page of this prospectus. We intend to use approximately $155.6 million of the net proceeds from this offering to fund a portion of the $190.6 million aggregate purchase price for the three secondhand vessels we have agreed to acquire, approximately $14.4 million of the net proceeds of this offering to fund a portion of the remaining $238.8 million purchase price for our four contracted Suezmax tanker newbuildings and the remaining proceeds of this offering to fund a portion of the purchase price for additional tankers and drybulk carriers, which we have not yet identified. We intend to fund the balance of the purchase price for the seven vessels we have agreed to acquire with borrowings under new credit facilities, for which we have entered into commitment letters, and proceeds from the sale of our common stock to our existing stockholders for $62.0 million, which we expect to consummate concurrently with this offering. Please read "Use of Proceeds."

Dividends

We currently intend to pay quarterly dividends in amounts that are approximately equal to 25% of our available cash from the previous quarter after expenses and reserves for drydockings, surveys, capital expenditures, debt repayments and other purposes as our board of directors may from time to time determine are required. The declaration and payment of dividends, if any, will be subject to the discretion of our Board of Directors, the requirements of Marshall Islands law and restrictions in our future loan agreements. See "Dividend Policy."

NYSE listing	Our common stock has been approved for listing on the New York Stock Exchange under the symbol "AAM."

Tax considerations

We anticipate that for 2010 we will be a passive foreign investment company ("PFIC") under U.S. Federal income tax law, unless we are able to use the proceeds of this offering or other sources to acquire sufficient vessels during 2010, based on the timing of such acquisitions, the value of the vessels acquired, and the gross income earned from such vessels, to avoid PFIC status. Based on our proposed acquisition of vessels and method of operation, we do not believe that we will be a PFIC with respect to any taxable year beginning with the 2011 taxable year, although we can provide no assurances in this regard. If we determine, or the IRS were to find, that we are or have been a PFIC for any taxable year beginning with the 2010 taxable year, our U.S. stockholders will face adverse U.S. tax consequences. Please read "Tax Considerations—United States Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. Federal income tax consequences to U.S. stockholders if we are treated as a PFIC for the 2010 taxable year or any subsequent taxable year.

Risk factors

Investment in our common stock involves a high degree of risk. You should carefully read and consider the information under the heading "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

(1)
Includes 325,000 restricted shares of common stock to be issued as incentive compensation to our Chief Executive Officer and Chief Financial Officer under the equity compensation plan we intend to adopt prior to the completion of this offering and excludes 1,175,000 additional shares of common stock which will be available for future issuance under this plan.

              Each share of our common stock includes one right that, under certain circumstances, will entitle the holder to purchase from us a unit consisting of one-thousandth of a share of preferred stock at a purchase price per unit of three and one-half (3.5) times the per share public offering price in this offering, subject to specified adjustments.

RISK FACTORS

              You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition or operating results, which may adversely affect our ability to pay dividends and lower the trading price of our common stock. You may lose all or part of your investment.

Company Related Risk Factors

The tanker and drybulk sectors of the international seaborne transportation industry in which we intend to operate are cyclical and volatile, and this may lead to reductions in our charter rates, vessel values and results of operations.

              The tanker and drybulk sectors of the international seaborne transportation industry in which we intend to operate are both cyclical and volatile in terms of charter rates and profitability. The degree of charter rate volatility for vessels has varied widely. According to Drewry, charter rates for tankers and drybulk carriers reached historically high levels at different times during 2007 and 2008 but have since declined significantly from these levels. Although charter rates for drybulk carriers have significantly increased since the beginning of 2009, they remain well below the historically high levels reached during 2007 and early 2008; charter rates for tankers have seen little recovery and remain well below their historically high levels reached during 2007 and 2008. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources and commodities internationally carried at sea. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

              Factors that influence demand for tanker and drybulk carrier capacity include:

  •
  supply and demand for energy resources and commodities;

  •
  changes in the production of energy resources and commodities;

  •
  the location of regional and global production and manufacturing facilities;

  •
  the location of consuming regions for energy resources and commodities;

  •
  global and regional economic and political conditions;

  •
  developments in international trade;

  •
  changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

  •
  environmental and other regulatory developments;

  •
  currency exchange rates; and

  •
  weather.

              Factors that influence the supply of tanker and drybulk carrier capacity include:

  •
  the number of newbuilding deliveries;

  •
  the availability of financing for the construction of newbuilding vessels;

  •
  the scrapping rate of older vessels;

  •
  the price of steel;

  •
  changes in environmental and other regulations that may limit the useful lives of vessels;

  •
  the number of vessels that are out of service; and

  •
  port or canal congestion.

              We anticipate that the future demand for our vessels and charter rates will be dependent upon, among other things, the level of economic growth in China, India and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world tanker and drybulk carrier fleets. We believe the capacity of the world tanker and drybulk carrier fleets is likely to increase and there can be no assurance that the rate of economic growth will be sufficient to utilize this new capacity. Adverse economic, political, social or other developments could negatively impact charter rates and therefore have a material adverse effect on our business, results of operations and ability to pay dividends.

Charter rates in both the drybulk and tanker sectors of the seaborne transportation industry in which we operate have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings and ability to pay dividends.

              Charter rates in both the drybulk and tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 655 in mid-November 2009, which represents a decline of approximately 72%. The Baltic Clean Tanker Index has fallen from 1,509 in the early summer of 2008 to 457 in mid-November 2009, or approximately 70%. In addition, the Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. The BDI fell over 70% during October 2008 alone. During 2009, the BDI has remained volatile, reaching peaks of 4,291 on June 3, 2009 and 4,661 on November 19, 2009, and dipping to troughs of 772 on January 5, 2009 and 2,163 on September 24, 2009. If the drybulk and tanker sectors of the seaborne transportation industry, which have been highly cyclical, are depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends to our stockholders. Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

The employment of our tankers will be driven by the availability of and demand for crude oil and petroleum products, on which the tanker industry is highly dependent.

              The employment of our tankers will be driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical as a result of the many conditions and events that affect the supply, price, production and transport of oil, including:

  •
  increases and decreases in the demand for crude oil and petroleum products;

  •
  availability of crude oil and petroleum products;

  •
  demand for crude oil and petroleum product substitutes, such as natural gas, coal, hydroelectric power and other alternate sources of energy that may, among other things, be affected by environmental regulation;

  •
  actions taken by OPEC and major oil producers and refiners;

  •
  global and regional political and economic conditions;

  •
  developments in international trade;

  •
  international trade sanctions;

  •
  environmental factors;

  •
  weather; and

  •
  changes in seaborne and other transportation patterns.

              The turbulence the world economies are encountering has resulted in a fall in demand for crude oil and oil products which in turn has resulted in a decrease in freight rates and values. In addition, 2009 experienced the second consecutive year of declines in worldwide demand for oil and petroleum products. If the production of and demand for crude oil and petroleum products continues to decline in the future, a corresponding decrease in shipments of these products could have an adverse impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from any spot charters, contracts of affreightment and time-charters with profit sharing on which we are then employing vessels in our fleet may be adversely affected. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

An over-supply of tanker or drybulk carrier capacity may lead to reductions in charter hire rates and profitability.

              The market supply of tankers and drybulk carriers has been increasing, and the number of tankers and drybulk carriers on order are near historic highs. As of January 31, 2010, the global tanker orderbook amounted to 115.4 million dwt, equivalent to 30.9% of existing tanker fleet capacity, and the global drybulk orderbook (excluding options) amounted to 285 million dwt, or 62.4% of existing drybulk fleet capacity. An over-supply of tanker or drybulk carrier capacity may result in a reduction of charter hire rates. If a reduction occurs, upon the expiration or termination of our vessels' current charters, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

We are a recently formed development stage company with a limited history of operations and the uncertainties relating to our ability to procure additional bank, equity or other financing prior to the maturity of our existing credit facility raises substantial doubt about our ability to continue as a going concern.

              We are a recently formed development stage company and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy.

              In addition, the $111.6 million outstanding under our existing credit facility is due no later than December 31, 2010. Due to the uncertainties relating to our ability to procure additional bank, equity or other financing prior to the maturity of our existing credit facility, our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included elsewhere in this prospectus that expresses substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Although management believes that the actions presently being taken to raise funds, including this offering and the new credit facilities for which we have entered into commitment letters, will be sufficient to provide us with the ability to continue our operations, there can be no assurance that we will obtain the required financing. Our auditors have advised us that, upon the consummation of this offering, they will be able to issue a new opinion that does not express substantial doubt about our ability to continue as a going concern.

We will not generate any revenues until we take delivery of the vessels we have agreed to acquire or identify and acquire other vessels.

              We have agreed to acquire three secondhand vessels, with expected deliveries to us in the first half of 2010, and four newbuildings, with scheduled deliveries to us in 2011, however, we do not currently have any operating vessels. Until we take delivery of at least one of the vessels we have agreed to acquire we will not generate any revenues, however, we will continue to incur expenses related to the supervision of these newbuildings, costs related to our efforts to identify other vessels for acquisition, interest expense for our outstanding debt and general administrative expenses, including those related to being a public company after this offering. As a result, we will incur losses and may not be able to pay dividends during the period prior to our beginning to operate vessels.

Delays in deliveries of the secondhand vessels or newbuildings that we have agreed to acquire or our inability to otherwise complete the acquisition of such vessels could harm our operating results.

              We do not currently have any operating vessels. The 2005-built Capesize drybulk carrier that we have agreed to acquire and the two 2008-built Suezmax tankers that we have agreed to acquire, subject to the consummation of this offering or our waiver of such condition, are each expected to be delivered to us in May 2010. Our four Suezmax tanker newbuildings are expected to be delivered to us in May 2011, May 2011, July 2011 and September 2011, respectively. Delays in the delivery of these vessels, or any other newbuildings we may order or any secondhand vessels we may agree to acquire, would delay our receipt of revenues under arranged time charters, and could possibly result in the cancellation of those time charters, and therefore adversely affect our anticipated results of operations. Similarly, an inability to complete the acquisition of such vessels would eliminate our expected receipt of revenues from the employment of the vessels and therefore adversely affect our anticipated results of operations.

              The delivery of the newbuildings could also be delayed because of, among other things:

  •
  work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;

  •
  quality or engineering problems;

  •
  changes in governmental regulations or maritime self-regulatory organization standards;

  •
  lack of raw materials;

  •
  bankruptcy or other financial crisis of the shipyard building the vessel;

  •
  our inability to obtain requisite financing or make timely payments;

  •
  a backlog of orders at the shipyard building the vessel;

  •
  hostilities or political or economic disturbances in the countries where the vessels are being built;

  •
  weather interference or catastrophic event, such as a major earthquake or fire;

  •
  our requests for changes to the original vessel specifications;

  •
  requests from the charterers, with which we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions or changes in oil, oil product or drybulk cargo shipping demand;

  •
  shortages of or delays in the receipt of necessary construction materials, such as steel;

  •
  our inability to obtain requisite permits or approvals; or

  •
  a dispute with the shipyard building the vessel.

              In particular, the shipbuilders with which we have contracted for our newbuildings may be affected by the ongoing instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities.

              The delivery of the three secondhand vessels we have agreed to acquire, and any additional vessels we may agree to acquire, could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date. In particular, the agreements we have entered into for the acquisition of two 2008-built Suezmax tankers are subject to the consummation of this offering or our waiver of such condition.

If we do not adequately manage the construction of our newbuilding vessels, the vessels may not be delivered on time or in compliance with their specifications.

              We have contracts to purchase four Suezmax tanker newbuildings. We are obliged to supervise the construction of these vessels. If we are denied supervisory access to the construction of these vessels by the shipyard or otherwise fail to adequately manage the shipbuilding process, the delivery of the vessels may be delayed or the vessels may not comply with their specifications, which could compromise their performance. Both delays in delivery and failure to meet specifications could result in lower revenues from the operations of the vessels, which could reduce our earnings.

We may be unable to fulfill our obligations under our agreements to acquire three secondhand vessels and complete the construction of four newbuilding vessels.

              We currently have construction contracts for four Suezmax tanker newbuildings, for an aggregate purchase price of $369.8 million. As of December 31, 2009, we had remaining installment payments under the newbuilding construction contracts of $238.8 million, after applying agreed credits of $57.2 million from installment payments made under construction contracts we agreed to cancel, and we were obligated to pay an additional $2.5 million in the aggregate for the remaining balance of the cancellation fee related to such cancelled construction contracts. In addition, we have entered into agreements to acquire, subject to the completion of this offering or our waiver of such condition, two 2008-built Suezmax tankers for an aggregate purchase of $136.6 million and have agreed to acquire a 2005-built Capesize drybulk carrier for $54.0 million. We have no available borrowing capacity under our existing credit facility. We intend to fund the balance of the purchase price for the seven vessels we have agreed to acquire with borrowings under new credit facilities, for which we have entered into commitment letters, and with proceeds from the sale of shares of our common stock to our existing stockholders for $62.0 million, which we expect to consummate concurrently with this offering. However, our ability to obtain financing in the current economic environment, particularly for the acquisition of tankers or drybulk carriers, which are experiencing low charter rates and depressed vessel values, may be limited. Unless we are successful in obtaining debt financing, we may not be able to complete these transactions. In such a case, we would lose the advances already paid under our four Suezmax tanker newbuilding contracts, which amounted to approximately $131.0 million as of December 31, 2009, after applying agreed credits of $57.2 million from installment payments made under construction contracts we have agreed to cancel, and we may incur additional liability, including for breaches under our newbuilding construction contracts, and costs.

We may not be able to execute our growth strategy if we are unable to obtain sufficient debt or other financing for vessel acquisitions.

              We plan to grow our fleet through vessel acquisitions funded in part with borrowings under credit facilities we will seek to enter into, as well as other financings. Our ability to obtain financing in the current economic environment, particularly for the acquisition of tankers or drybulk carriers, which are experiencing low charter rates and depressed vessel values, may be limited, and unless we are successful in obtaining debt financing, we may be unable to take advantage of strategic opportunities to expand our fleet. As a result, our future earnings, cash flows and growth may be adversely affected.

If we cannot identify and acquire additional vessels beyond our currently contracted vessels, we may use the proceeds of this offering for general corporate purposes with which you may not agree.

              If we cannot identify and acquire additional vessels beyond our currently contracted vessels, our management will have the discretion to apply the proceeds of this offering that we would have used to purchase such vessels for general corporate purposes with which you may not agree. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not take delivery of one or more vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels. We cannot assure you that we will be able to charter these vessels at rates that yield returns comparable to those our contracted vessels may earn. During this period, the portion of the proceeds of this offering originally planned for the acquisition of vessels may be invested in other instruments and therefore may not yield returns at rates comparable to those vessels might have earned, which would have a material adverse effect on our business, results of operations and ability to pay dividends.

We intend to operate vessels in both the tanker and drybulk carrier sectors of the shipping industry, and owning and operating a diversified fleet of vessels will expose us to a greater number of risks.

              We have agreed to acquire six Suezmax tankers and one drybulk carrier. We intend to continue to grow our fleet and expand our operations in each of the tanker and drybulk carrier sectors, and are currently evaluating acquisition opportunities in both of these sectors. Operating a diversified fleet of vessels as opposed to a fleet concentrated in one sector of the seaborne transportation industry requires expertise in multiple sectors and the ability to avoid a greater variety of vessel management risks in order to maintain effective operations. We cannot assure you that we or our Manager will have the requisite expertise to address the greater variety of vessel management risks to which we expect to be exposed as we expand into other sectors.

Although each of our four Suezmax tanker newbuildings and the 2005-built drybulk carrier we have agreed to acquire have arranged charter employment, we are dependent on the ability and willingness of the charterers to honor their commitments under such charters as it would be difficult to redeploy such vessels at equivalent rates, or at all, if charter markets continue to experience weakness.

              We are dependent on the ability and willingness of the charterers to honor their commitments under the multi-year time charters we have arranged for each of our four contracted newbuilding vessels, the drybulk carrier we have agreed to acquire and any time charters we arrange for other vessels we identify and acquire, such as in the drybulk sector where we are actively evaluating acquisition opportunities and have obtained non-binding indicative terms for minimum eight-year time charters for two additional Capesize drybulk carriers. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. Furthermore, the surplus of tankers and drybulk carriers available at lower charter rates and lack of demand for our customers' services could negatively affect our charterers' willingness to perform their obligations under the time charters for our newbuildings, which provide for charter rates significantly above current market rates. The combination of the current surplus of tanker and drybulk carrier capacity, and the expected significant increase in the size of the global fleet over the next few years, as the high volume of vessels currently being constructed are delivered, would make it difficult to secure substitute employment for any of our newbuildings if our counterparties failed to perform their obligations under the currently arranged time charters, and any new charter arrangements we were able to secure could be at lower rates if rates at such time have not improved from the currently depressed charter rates. As a result of the foregoing, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with the covenants in our existing and future credit facilities. If the charterers do not honor their commitments under these charters, we may have rights for certain claims, subject to the terms and conditions of each charter. However, pursuing these claims may be time consuming, uncertain and ultimately insufficient to compensate us for any failure of the charterers to honor their commitments.

We will depend upon a limited number of significant customers for a large part of our revenues and the loss of any of these customers could adversely affect our financial performance.

              We expect to derive a significant part of our revenue from a small number of customers. While we intend to initially deploy the two 2008-built Suezmax tankers we have agreed to acquire, subject to the consummation of this offering or our waiver of such condition, in the spot market, each of our four contracted Suezmax tanker newbuildings will be employed under period charters to one customer, Sanko Steamship, which is a privately held company, and there may be limited publicly available information about it and its financial strength. In addition, the Capesize drybulk carrier we have agreed to acquire will be employed under a minimum eight-year time charter with EDF Trading, a subsidiary of Electricité de France, and we have also obtained indicative terms for eight-year time charters with EDF Trading for two additional Capesize drybulk carriers, which we would have to identify and acquire. If these customers or any other customer with which we arrange a charter for vessels we acquire in the future is unable to perform under one or more charters with us and we are not able to find a replacement charterer, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our stockholders.

              We could lose a customer or the benefits of a time charter if, among other things:

  •
  the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

  •
  the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire or we default under the charter;

  •
  the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days; or

  •
  in certain cases, a prolonged force majeure event affecting the customer, war or political unrest prevents us from performing services for that customer.

              If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

The indicative terms we have obtained for minimum eight-year time charters of two Capesize drybulk carriers do not yet constitute binding contracts and we may be unable to identify or finance the acquisition of vessels that satisfy the charterer's specifications.

              Although we have obtained indicative terms from EDF Trading for minimum eight-year time charters for two additional Capesize drybulk carriers, these arrangements are not yet binding contracts and are subject to various conditions including our acquiring Capesize vessels that satisfy the charterer's specifications. We have not yet identified suitable Capesize drybulk carriers to employ under these arrangements and we may be unable to arrange sufficient financing to acquire any such vessels that we ultimately identify. Even if we are able to identify, finance and acquire Capesize drybulk carriers with vessel specifications that meet the conditions to such charters, there can be no assurance that the other conditions to such charters will be satisfied or that EDF Trading will approve such vessels and enter into binding charter agreements on the same terms as the indicative terms we have obtained except that the minimum gross daily charter rate is $20,000 per day.

Our earnings may be adversely affected if we do not successfully employ our vessels.

              We intend to employ our vessels on fixed rate period charters. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates have fallen, we may have to employ our vessels at depressed charter rates which would lead to reduced or volatile earnings. We cannot assure you that future charter rates will be at a level that will enable us to operate our vessels profitably or to pay dividends or repay our debt.

We will not be able to take advantage of favorable opportunities in the spot market with respect to vessels employed on medium to long-term time charters.

              Although we intend to deploy each of the two 2008-built Suezmax tankers we have agreed to acquire, subject to the consummation of this offering or our waiver of such condition, in the spot market, each of our four contracted Suezmax tanker newbuildings will be employed under seven-year time charters and the Capesize drybulk carrier we have agreed to acquire will be employed under a minimum eight-year time charter with EDF Trading, a subsidiary of Electricité de France. We have also obtained non-binding indicative terms for minimum eight-year time charters for two additional Capesize drybulk carriers we intend to acquire and we intend to employ additional vessels we acquire on medium and long-term charters, as well as short-term time charters and spot charters. Although longer term time charters provide relatively steady streams of revenue, vessels committed to longer term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable.

We will be dependent on our Manager to perform the day-to-day management of our fleet.

              Our executive management team currently consists of only two individuals, our Chief Executive Officer and our Chief Financial Officer, although we intend to hire an Internal Auditor. Prior to the completion of this offering, we will enter into a management agreement with Empire Navigation for technical, commercial and administrative management services for an initial term ending on June 30, 2017. We will be dependent on our Manager and the loss of any of our Manager's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against our Manager if it defaults on its obligations to us, you will have no recourse directly against our Manager. Further, we expect that we will need to seek approval from our lenders to change our Manager. Our ability to compete for and enter into new time and spot charters and to expand our relationships with our existing charterers will depend largely on our relationship with our Manager and its reputation and relationship in the shipping industry. If our Manager suffers material damage to its reputation or relationships it may harm our ability to:

  •
  continue to operate our vessels and service our customers;

  •
  renew existing charters upon their expiration;

  •
  obtain new charters;

  •
  obtain financing on commercially acceptable terms;

  •
  obtain insurance on commercially acceptable terms;

  •
  maintain satisfactory relationships with our customers and suppliers; and

  •
  successfully execute our growth strategy.

              If our ability to do any of the things described above is impaired, it could have a material adverse effect on our results of operations and financial condition.

Our Manager is a privately held company with a limited history of operations and there may be little or no publicly available information about it.

              Empire Navigation, our Manager, is a privately held company. The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager's financial strength, and there may be limited publicly available information about its financial strength. As a result, an investor in our common stock might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our Manager that has a material impact on us to the extent we become aware of such information. In addition, our Manager is a recently formed company and has a limited performance record and operating history. We cannot assure you that our Manager will be able to fulfill its obligations to us, which would have a material adverse affect on our results of operations and financial condition.

Our Manager may have conflicts of interest between us and other clients of our Manager.

              We will contract the day-to-day administrative, commercial and technical management of our fleet, including crewing, maintenance, supply provisioning and repair to our Manager, which is wholly owned by our Chief Executive Officer, Mr. Stamatis Molaris. The contract we intend to enter into with our Manager will have an initial term ending on June 30, 2017, which will automatically extend for up to three successive seven and one-half-year terms, unless at least six months' advance notice of termination prior to the end of the then-current term is given by us or our Manager. Upon the approval of two-thirds of our board of directors, we have the right to terminate the Management Agreement at any time after June 30, 2017 upon six months' notice, in which case our Manager would be entitled to receive a lump sum termination payment generally calculated as three times the average annual management fees payable to our Manager for the last three completed years of the term of the Management Agreement. Our Manager provides similar services for four vessels owned by unaffiliated shipping companies and one newbuilding vessel owned by an entity affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors, and may provide similar services to additional vessels in the future, although our Manager will agree not to provide management services to any other entity without the prior written approval of our independent directors. These responsibilities and relationships could create conflicts of interest between our Manager's performance of its obligations to us, on the one hand, and our Manager's performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with the employment or the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Manager. In particular, our Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Manager. These conflicts of interest may have an adverse effect on our results of operations. Please read the sections entitled "Our Manager and Management Related Agreements" and "Related Party Transactions."

Management fees are payable to our Manager regardless of our profitability.

              Pursuant to our Management Agreement, we will pay our Manager a fee of $750 per day, per vessel, for providing commercial and technical services and a fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage, as well as a fee of $20,000 per month for administrative services. In addition, we will pay our Manager certain commissions and fees with respect to vessel purchases and newbuildings as described in the section entitled "Our Manager and Management Related Agreements." The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers' liability insurance, legal and accounting fees and other similar third party expenses, which will be reimbursed by us. The management fees are fixed until December 31, 2011, subject to adjustment for fluctuations in the euro/U.S. dollar exchange rate, and thereafter will be adjusted every year by agreement between us and our Manager. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Manager to reduce the management fees if our profitability decreases. If our profitability is less than anticipated, we may be contractually obligated to pay management fees which could have a material adverse effect on our results of operations and financial condition.

Vessel values have decreased significantly, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. Depressed vessel values could cause us to incur impairment charges or could cause a default under our credit facilities and the loss of our vessels through foreclosure.

              Due to the sharp decline in world trade and tanker charter rates, the market values of our contracted newbuildings, and of tankers and drybulk carriers generally, are currently significantly lower than prior to the downturn in the second half of 2008. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

  •
  prevailing level of charter rates;

  •
  general economic and market conditions affecting the shipping industry;

  •
  competition from other shipping companies;

  •
  types and sizes of vessels;

  •
  supply and demand for vessels;

  •
  other modes of transportation;

  •
  cost of newbuildings;

  •
  governmental or other regulations; and

  •
  technological advances.

              In addition, as vessels grow older, they generally decline in value. We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

              If the market value of our fleet declines, we also may not be in compliance with certain provisions of our existing and future credit facilities we enter into that will be secured by the vessels in our fleet and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

Restrictive covenants in our credit facilities may impose financial and other restrictions on us.

              Our credit facilities, including credit facilities we enter into in the future, may impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

  •
  incur additional indebtedness, including through the issuance of guarantees;

  •
  create or permit liens on our assets;

  •
  sell our vessels or the capital stock of our subsidiaries;

  •
  make investments;

  •
  engage in mergers or acquisitions;

  •
  change the flag or classification society of our vessels;

  •
  change our Chairman and Chief Executive Officer;

  •
  change or amend the charters for our vessels;

  •
  pay dividends;

  •
  make capital expenditures;

  •
  compete effectively to the extent our competitors are subject to less onerous financial restrictions; and

  •
  change the management of our vessels or terminate or materially amend the management agreement relating to each vessel.

              These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our future credit facilities, including the credit facilities for which we have entered into commitment letters, will likely require us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet.

              Should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.

              Our discretion will be limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' consent when needed. This may prevent us from taking actions that are in our best interest.

We cannot assure you that we will be able to borrow amounts under credit facilities we enter into in the future.

              We expect to take delivery of two 2008-built Suezmax tankers in May 2010, for an aggregate purchase price of $136.6 million, and four Suezmax tanker newbuildings between May and September 2011, for an aggregate remaining purchase price of $238.8 million. In addition, we have agreed to acquire a 2005-built Capesize drybulk carrier for $54.0 million, which we expect to be delivered to us in May 2010. All of our outstanding indebtedness, which amounted to $111.6 million as of December 31, 2009, is repayable on December 31, 2010; however, if the due date of the next installment payment under a shipbuilding contract for any of our Suezmax tanker newbuildings (which will be payable within three business days of confirmation that the first block of the keel has been laid for the applicable vessel) falls prior to December 31, 2010, the amount of debt attributable to each such Suezmax tanker is payable at the same time as such installment payment.

              We intend to fund the balance of the purchase price for the seven vessels we have agreed to acquire with a portion of the proceeds of this offering, borrowings under new credit facilities, for which we have entered into commitment letters, and with proceeds from the sale of shares of our common stock to our existing stockholders for $62.0 million, which we expect to consummate concurrently with this offering. However, our ability to borrow amounts under credit facilities we enter into in the future, including the credit facilities for which we have entered into commitment letters, will be subject to the satisfaction of customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we expect that we will be required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that they are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to drawdown the full amount under our future credit facilities without obtaining a waiver or consent from the applicable lenders. We may also not be permitted to borrow amounts under these credit facilities if we experience a change of control. As a result, we may be unable to fund our capital expenditures and working capital requirements, including remaining installment payments for our contracted vessels and any additional vessels we identify for acquisition, which would adversely affect our financial condition and results of operations.

              Furthermore, although we have entered into commitment letters for new credit facilities, we have not yet entered into definitive agreements for such new credit facilities and there can be no assurance that we will ultimately enter into such new credit facilities on the terms described in this prospectus or at all. Unless we are successful in obtaining debt financing, we may not be able to complete the acquisitions of the three secondhand vessels that we have agreed to acquire and the four Suezmax tanker newbuildings for which we have construction contracts. Our inability to obtain new debt financing on the terms described in this prospectus on a timely basis or on other satisfactory terms, or at all, may materially affect our results of operations and our ability to implement our business strategy.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

              The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

Servicing debt under our credit facilities, including credit facilities we enter into in the future, would limit funds available for other purposes and if we cannot service such debts, we may lose our vessels.

              Borrowing under our existing credit facility, and credit facilities we may enter into in the future, including the credit facilities for which we have entered into commitment letters, will require us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. Amounts borrowed under our existing credit facility, and amounts borrowed under credit facilities we expect to enter into in the future, bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the shipping industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

  •
  seeking to raise additional capital;

  •
  refinancing or restructuring our debt;

  •
  selling vessels; or

  •
  reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

              LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

              Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

We may be unable to pay dividends.

              We currently intend to pay quarterly dividends in amounts that are approximately equal to 25% of our available cash from the previous quarter after expenses and reserves for drydockings, surveys, capital expenditures, debt repayments and other purposes as our board of directors may from time to time determine are required. The amount of cash available for dividends will principally depend upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:

  •
  the cyclicality in the charter markets in which our vessels will operate;

  •
  the rates we obtain from our charters;

  •
  the price and demand for the cargoes our vessels transport;

  •
  the level of our operating costs, such as the cost of crews and insurance;

  •
  the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of our vessels;

  •
  delays in the delivery of vessels we have agreed to acquire;

  •
  prevailing global and regional economic and political conditions; and

  •
  the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

              Until we take delivery of the vessels we have agreed to acquire or identify and acquire additional vessels and deploy them on charters, we will not generate cash from operations for dividends. Accordingly, it may take substantial time following the closing of this offering before it would be possible for us to pay any dividends.

              The actual amount of cash generated also will depend upon other factors, such as:

  •
  the level of capital expenditures we make, including for maintaining existing vessels and acquiring new vessels, which we expect will be substantial;

  •
  our debt service requirements and restrictions on distributions contained in any credit agreement we may enter into, such as the new credit facilities for which we have entered into commitment letters and which will limit our ability to pay dividends to amounts of up to 50% of our net income for any fiscal year provided we are not in default thereunder;

  •
  fluctuations in our working capital needs; and

  •
  the amount of any cash reserves established by our Board of Directors, including reserves for working capital and other matters.

              In addition, the declaration and payment of dividends is subject at all times to the discretion of our Board of Directors and compliance with the laws of the Republic of the Marshall Islands. Please read "Our Dividend Policy" for more details.

We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

              We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, will conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our Board of Directors may exercise its discretion not to pay dividends. We expect that we and our subsidiaries will be permitted to pay dividends under the new credit facilities for which we have entered into commitment letters in amounts up to 50% of our net income for any fiscal year and only for so long as we are in compliance with all applicable financial covenants, terms and conditions. In addition, we and our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands law.

Because we will generate all of our revenues in dollars but will incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

              We will generate all of our revenues in dollars but we expect that portions of our future expenses will be incurred in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. Declines in the value of the dollar could lead to higher expenses payable by us.

We may be unable to effectively manage our growth.

              We intend to continue to grow our fleet. Our growth will depend on:

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  locating and acquiring suitable vessels;

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  identifying and consummating acquisitions or joint ventures;

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  obtaining required financing;

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  integrating any acquired business successfully with our existing operations;

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  enlarging our customer base;

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  hiring additional shore-based employees and seafarers; and

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  managing our expansion.

              We intend to finance our growth with cash from operations, borrowings under additional credit facilities and proceeds of future financings. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our Manager, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

If our Manager is unable to recruit suitable seafarers for our contracted vessels or as we expand our fleet, our results of operations may be adversely affected.

              We will rely on our Manager to recruit suitable senior officers and crews for our contracted vessels and any additional vessels we identify, and enter into agreements to acquire. In addition, as we expand our fleet, we will have to rely on our Manager to recruit suitable additional seafarers. We cannot assure you that our Manager will be able to continue to hire suitable employees as we expand our fleet. If our Manager's crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. We expect that all or part of the seafarers who will be employed on the ships in our fleet will be covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. If our Manager is unable to recruit suitable seafarers as we expand our fleet, our business, results of operations, cash flows and financial condition and our ability to pay dividends may be materially adversely affected.

We may be unable to attract and retain key senior management personnel and other employees in the seaborne transportation industry, which may negatively affect the effectiveness of our management and our results of operations.

              Our success depends to a significant extent upon the abilities and efforts of our executive officers. We intend to enter into employment agreements with our Chief Executive Officer, Mr. Stamatis Molaris, and our Chief Financial Officer, Stewart Crawford. Our success will depend upon our ability to hire and retain key members of our senior management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers.

Rising crew costs may adversely affect our profits.

              Crew costs are a significant expense for us under our charters. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period time and spot charters. Increases in crew costs may adversely affect our profitability.

Rising fuel prices may adversely affect our profits.

              The cost of fuel is a significant factor in negotiating charter rates and will be borne by us when our vessels are employed on voyage charters or contracts of affreightment. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Purchasing and operating previously owned, or secondhand, vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings.

              Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. If this were to occur, such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Generally, we do not receive the benefit of warranties on secondhand vessels. Increased drydocking costs or vessels off-hire may adversely affect our earnings.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

              In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel's useful life, which would adversely affect our business, results of operations and financial condition.

              Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

Investment in derivative instruments such as freight forward agreements could result in losses.

              From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, stockholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

              Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction. For more information with respect to how stockholder rights under Marshall Islands law compares with stockholder rights under Delaware law, we refer you to our discussion under the heading "Marshall Islands Company Considerations."

It may not be possible for investors to enforce U.S. judgments against us.

              We and all our subsidiaries are, and will likely be, incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries will be located outside the U.S. In addition, most of our directors and officers are or will be non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are or will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws. Please read "Enforceability of Civil Liabilities."

We may be subject to tax on U.S. source income, which would reduce our earnings.

              Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and as such is subject to a four percent U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

              We believe that, after this offering, we and each of our subsidiaries will qualify for this statutory tax exemption. However, there are factual circumstances beyond our control that could cause us not to qualify for this tax exemption after this offering and thereby to become subject to U.S. Federal income tax on our U.S. source income. For example, even assuming, as we expect will be the case, that after this offering our common stock will be regularly and primarily traded on an established securities market in the United States, 5% stockholders may own 50% or more of our outstanding common stock. In such a case, we would not be eligible for this statutory tax exemption unless we were able to establish that among our 5% stockholders, there are sufficient 5% stockholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% stockholders from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, 5% stockholders would have to provide us with certain information in order to substantiate their identity as qualified stockholders. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries after this offering.

              If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a four percent U.S. Federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

              For a more complete discussion, please read "Tax Considerations—United States Federal Income Tax Considerations—Taxation of Our Shipping Income."

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. Federal income tax consequences to U.S. holders.

              A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. Federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income," or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, cash is treated as an asset that produces "passive income" and "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. stockholders of a PFIC may be subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

              We expect that, as a result of our likely qualification as a PFIC in prior years, we will not be eligible for the so-called "start-up" exception from PFIC status for 2010. Accordingly, we anticipate that for 2010 we will be a PFIC, unless we are able to use the proceeds of this offering or other sources to acquire sufficient vessels during 2010, based on the timing of such acquisitions, the value of the vessels acquired, and the gross income earned from such vessels, to avoid PFIC status. Whether we will be a PFIC in subsequent years depends on whether we are able to acquire vessels, using the proceeds of this offering or from other sources, sufficient to avoid satisfying the gross income or asset tests for such years. Based on our proposed acquisition of vessels and method of operation, we do not believe that we will be a PFIC with respect to any taxable year beginning with the 2011 taxable year. In determining whether we are a PFIC in any taxable year, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations, assets or income.

              If we determine, or the IRS were to find, that we are or have been a PFIC for any taxable year beginning with the 2010 taxable year, our U.S. stockholders will face adverse U.S. tax consequences, including the following:

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  If we are treated as a PFIC for the 2010 taxable year, any dividends paid on our common stock during 2010 to a U.S. stockholder that is an individual, trust or estate will be taxable as ordinary income rather than as "qualified dividend income" and would therefore not be eligible for the preferential 15% tax rate (through 2010).

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  In addition, under the PFIC rules, unless a U.S. stockholder makes an election available under the Code for the first year the stockholder holds or is deemed to hold our common stock and for which we are a PFIC (which election could itself have adverse consequences for such stockholder, as discussed below under "Tax Considerations—United States Federal Income Taxation of U.S. Holders"), such stockholder would be liable to pay U.S. Federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common stock.

Please read "Tax Considerations—United States Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. Federal income tax consequences to U.S. stockholders if we are treated as a PFIC for the 2010 taxable year or any subsequent taxable year.

The enactment of legislation could affect whether dividends paid by us constitute qualified dividend income eligible for a preferential rate of U.S. Federal income taxation.

              Legislation was previously proposed that would deny the preferential rate of U.S. Federal income tax imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Although this legislation was not enacted, if it or similar legislation were to be enacted, the preferential rate of U.S. Federal income tax discussed under "Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—Distributions on Our Common Stock" may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether similar or legislation will be proposed, and, if proposed, would be enacted.

If we fail to adequately staff our accounting and finance department with the appropriate complement of experienced employees, we may be unable to improve our system of internal controls over financial reporting so as to comply with the reporting requirements applicable to a public company in the United States, including issuing financial statements which present fairly the financial condition and results of operations or issuing such financial statements in a timely manner.

              Upon the completion of this offering, we will be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires us to, among other things, maintain an effective system of internal control over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis after the completion of this offering. Additionally, our independent accountants may have to provide an attestation report on management's assessment of internal controls beginning with the fiscal year ending December 31, 2011.

              We have not completed the establishment of a system of internal controls over financial reporting appropriate for our anticipated reporting requirements. No assurance can be given that we will be able to establish such system in a timely manner and even if we do, that our system of internal control over financial reporting will be effective.

              Failure to address the weaknesses in the system of internal controls over financial reporting or to properly establish an effective system of internal controls over financial reporting could impact our ability to issue our financial statements in a timely manner and may negatively impact our ability to issue financial statements which present fairly our financial condition and results of operations, which may lead to the loss of investor confidence in the reliability of our financial statements, harm our business and negatively impact the trading price of our common stock as well as to lawsuits, investigations and other penalties.

If we do not implement all required accounting practices and policies, we may be unable to provide the required financial information in a timely and reliable manner.

              Prior to this offering, as a privately held company, we did not adopt financial reporting practices and policies required of a publicly traded company. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide financial information that a publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could limit our ability to obtain financing, either in the public capital markets or from private sources, and could thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in failure to meet the requirements for continued listing of our stock on the New York Stock Exchange, which would adversely affect the liquidity of our common stock.

We will incur increased costs as a result of being a public company in the United States.

              After this offering, as a public company listed on the New York Stock Exchange, we will incur significant legal, accounting and other expenses that we did not incur prior to our listing on the New York Stock Exchange including costs associated with our public company reporting requirements under the Securities Exchange Act of 1934 and payment of bonus compensation to certain of our directors and officers upon the successful completion of this offering. We anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act as well as new rules implemented by the Securities and Exchange Commission and FINRA, including, in particular, the need to establish an enhanced system of internal controls over financial reporting. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs or the impact such costs may have on our results of operations.

Industry Related Risk Factors

The seaborne transportation industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

              We will employ our vessels in a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition among vessel owners for the seaborne transportation of energy resources and commodities can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than we have could operate larger fleets than our fleet and, thus, may be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may not be able to retain our customers or attract new charterers.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows.

              In December 2008, the U.S. National Bureau of Economic Research officially announced that the U.S. economy had been in a recession since December 2007. This announcement came months after U.S. stock markets suffered significant losses from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted. While there have been some signs that the global economy is improving, we cannot provide any assurance that the global recession and tight credit markets will not continue or become more severe.

              We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking, energy, commodities and securities markets around the world, among other factors. Major market disruptions, the current adverse changes in market conditions and the regulatory climate in the United States and worldwide may adversely affect our business, impair our ability to borrow amounts under our existing credit facility or any credit facilities we enter into, including the new credit facilities for which we have entered into commitment letters. We cannot predict how long the current market conditions will last. However, these economic and governmental factors, together with the concurrent decline in charter rates, could have a significant effect on our results of operations and could affect the price of our common stock.

A further economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

              A significant number of the port calls made by our contracted vessels and additional vessels we may acquire will involve the loading or discharging of energy resources and commodities in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly in India or China, may have an adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our business, financial condition, results of operations, ability to pay dividends and future prospects will likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy could have a material adverse effect on our business, financial condition and results of operations.

              The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the use of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms have been undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based on the outcome of such experiments. The Chinese government may cease pursuing a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could have a material adverse effect on our business, financial condition and results of operations.

The marine energy transportation industry is subject to extensive environmental regulations that may significantly limit our operations or adversely affect the cost of doing business.

              Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the United States Oil Pollution Act of 1990 (OPA 90), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships, the International Maritime Organization (IMO) International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the cargo capacity, resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. The costs of complying with these requirements could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

              A failure to comply with applicable laws and regulations may result in criminal sanctions, administrative and civil penalties, or other sanctions such as the denial of access to certain jurisdictional waters or ports or seizure or detention of our vessels. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant civil or criminal liability, including fines, penalties, and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party claims for personal injury and property damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we intend to arrange for insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

              In addition, in complying with OPA 90, International Maritime Organization (IMO) regulations, European Union (EU) directives and other existing laws and regulations and those that may be adopted, vessel owners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing and implementing contingency plans for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures to keep our vessels in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. In addition, as a result of accidents such as the November 2002 oil spill from the M/T Prestige, a 26-year old single-hull tanker (which was owned by a company unrelated to us), regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Future incidents may result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

              Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, environmental accidents, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting.

              If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

The operation of drybulk carriers has certain unique operational risks which could affect our earnings and cash flow.

              The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels' holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Seasonal fluctuations in industry demand could adversely affect our results of operations and the amount of available cash with which we can pay dividends.

              We will operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we pay to our stockholders from quarter to quarter. The market for marine drybulk transportation services is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. The oil price volatility resulting from these factors has historically led to increased oil trading. This seasonality could materially affect our business, financial condition, results of operations and ability to pay dividends.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the seaborne transportation industry.

              The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. We intend to carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. We may not, however, be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

              As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

              In addition, we may not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

We may be subject to increased premium payments because we obtain some of our insurance through protection and indemnity associations.

              We may be subject to increased premium payments, or calls, in amounts based not only on our and our Manager's claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Labor interruptions could disrupt our business.

              Our vessels will be manned by masters, officers and crews that are employed by our ship owning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

              International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

              Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. For a further description of the various requirements, please see "Business—Environmental and Other Regulation—Vessel Security Regulations."

              The United States Coast Guard (USCG) has developed the Electronic Notice of Arrival/Departure (e-NOA/D) application to provide the means of fulfilling the arrival and departure notification requirements of the USCG and Customs and Border Protection (CBP) online. Prior to September 11, 2001, ships or their agents notified the Marine Safety Office (MSO)/Captain Of The Port (COTP) zone, within 24 hours of the vessel's arrival via telephone, facsimile (fax), or electronic mail (e-mail). Due to the events of September 11, 2001, the USCG's National Vessel Movement Center (NVMC)/Ship Arrival Notification System (SANS) was set up as part of the U.S. Department of Homeland Security (DHS) initiative. Also, as a result of this initiative, the advanced notice time requirement changed from 24 hours' notice to 96 hours' notice (or 24 hours' notice, depending upon normal transit time). The NOAs and/or NODs continue to be submitted via telephone, fax, or e-mail, but are now to be submitted to the NVMC, where watch personnel entered the information into a central USCG database. Additionally, the National Security Agency has identified certain countries known for high terrorist activities and if a vessel has either called some of these identified countries in its previous ports and/or the members of the crew are from any of these identified countries, more stringent security requirements must be met.

              On June 6, 2005, the Advanced Passenger Information System (APIS) Final Rule became effective (19CFR 4.7b and 4.64). Pursuant to these regulations, a commercial carrier arriving into or departing from the United States is required to electronically transmit an APIS manifest to U.S. Customs and Border Protection (CBP) through an approved electronic interchange and programming format. All international commercial carriers transporting passengers and /or crewmembers must obtain an international carrier bond and place it on file with the CBP prior to entry or departure from the United States. The minimum bond amount is $50,000.

              It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

              The hull and machinery of every vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and Safety of Life at Sea Convention, and all vessels must be awarded ISM certification.

              A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.

              If any of our vessels does not maintain its class or fails any annual, intermediate or special survey, and/or loses its certification, the vessel will be unable to trade between ports and will be unemployable. This would negatively impact our operating results and financial condition.

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off-hire period.

              Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

              A government could requisition our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, such government requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

              Terrorist attacks such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The conflicts in Iraq and Afghanistan may lead to additional acts of terrorism, regional conflict and other armed conflicts around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

              Terrorist attacks targeted at sea vessels, such as the October 2002 attack in Yemen on the VLCC Limburg, a ship not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our results of operations and financial condition.

              Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. In addition, future hostilities or other political instability in regions where our vessels trade could also affect our trade patterns and adversely affect our operations and performance.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

              Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends. In response to piracy incidents in 2008 and 2009, particularly in the Gulf of Aden off the coast of Somalia, following consultation with regulatory authorities, we may station armed guards on some of our vessels in some instances. While the use of guards would be intended to deter and prevent the hijacking of our vessels, it may also increase our risk of liability for death or injury to persons or damage to personal property. While we believe we will generally have adequate insurance in place to cover such liability, if we do not, it could adversely impact our business, results of operations, cash flows, and financial condition.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

              We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Offering Related Risks

There is no guarantee that an active and liquid public market for you to resell our common stock will develop.

              We have been, prior to this offering, a privately held company and there has not been a public market for our common stock. Despite our exchange listing, a liquid trading market for our common stock may not develop. If an active, liquid trading market does not develop, you may have difficulty selling shares of our common stock. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

The price of shares of our common stock after this offering may be volatile.

              The price of our common stock after this offering may be volatile, and may fluctuate due to factors, including:

  •
  fluctuations in the seaborne transportation industry, including fluctuations in the tanker and drybulk sectors;

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  market conditions in the shipping industry;

  •
  mergers and strategic alliances in the shipping industry;

  •
  changes in government regulation;

  •
  shortfalls in our operating results from levels forecast by securities analysts;

  •
  our payment of dividends;

  •
  announcements concerning us or our competitors;

  •
  the general state of the securities market; and

  •
  other developments affecting us, our industry or related industries or our competitors.

              The seaborne transportation industry, including the tanker and drybulk sectors, has been highly unpredictable and volatile. The market price for our common stock may be equally volatile. Consequently, you may not be able to sell the common stock at prices equal to or greater than those that you pay in this offering.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

              If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $1.69 per share, representing the difference between the assumed initial public offering price and our pro forma as adjusted net tangible book value per share at December 31, 2009, after giving effect to this offering. We refer you to the discussion under the heading "Dilution".

Future sales of shares could cause the market price of our common stock to decline.

              Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price of our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Although we do not currently have any plans to sell additional shares of our common stock, we may issue additional shares in the future and our stockholders may elect to sell large numbers of shares held by them from time to time.

              Upon consummation of this offering and the sale of common stock to our existing stockholders, MK Maritime LLC and Maas Capital Investments B.V. will own 2,466,963 shares and 1,944,640 shares, respectively, of our common stock, or collectively approximately 27.2% of our outstanding capital stock, assuming the underwriters do not exercise their over-allotment option. These shares may be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act of 1933, as amended, as a result of the status of each of MK Maritime LLC and Maas Capital Investments B.V. as our "affiliate." Furthermore, shares held by MK

Maritime LLC and Maas Capital Investments B.V. will be subject to the underwriters' 180-day lock-up agreement. We refer you to the discussion under the heading "Shares Eligible for Future Sale" in this prospectus.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

              Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

              These provisions include:

  •
  authorizing our Board of Directors to issue "blank check" preferred stock without stockholder approval;

  •
  providing for a classified Board of Directors with staggered, three year terms;

  •
  prohibiting cumulative voting in the election of directors;

  •
  authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a two-thirds majority of the outstanding shares of our common stock;

  •
  limiting the persons who may call special meetings of stockholders;

  •
  establishing advance notice requirements for election to our Board of Directors or proposing matters that can be acted on by stockholders at stockholder meetings; and

  •
  limiting our ability to enter into business combination transactions with certain stockholders.

              We have adopted a stockholder rights plan pursuant to which our Board of Directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our Board of Directors. These anti-takeover provisions, including the provisions of our stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

FORWARD LOOKING STATEMENTS

              Our discussion in this prospectus concerning our operations, cash flows and financial condition, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should," and similar expressions are forward-looking statements.

              All statements in this prospectus that are not statements of historical or present facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

  •
  our future operating or financial results;

  •
  economic and political conditions;

  •
  our pending acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;

  •
  competition in the seaborne transportation industry;

  •
  statements about seaborne transportation trends, including charter rates and factors affecting supply and demand;

  •
  our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

  •
  our ability to pay dividends;

  •
  the need to establish reserves that would reduce dividends on our common stock;

  •
  expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

  •
  increases in costs and expenses, including, but not limited to, crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses; and

  •
  our expectations of the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives.

              Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in the "Risk Factors" section of this prospectus. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

  •
  changes in law, governmental rules and regulations, or actions taken by regulatory authorities;

  •
  changes in economic and competitive conditions affecting our business;

  •
  potential liability from future litigation;

  •
  length and number of off-hire periods and dependence on third-party managers; and

  •
  other factors discussed in the "Risk Factors" section of this prospectus.

              You should not place undue reliance on forward-looking statements contained in this prospectus, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this prospectus. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

              Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

 USE OF PROCEEDS

              We estimate that the net proceeds to us from this offering will be approximately $207.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $20.00 per share, which is the mid-point of the price range on the cover page of this prospectus.

              We intend to use approximately $155.6 million of the net proceeds from this offering to fund a portion of the $190.6 million aggregate purchase price for the three secondhand vessels we have agreed to acquire, and approximately $14.4 million of the net proceeds of this offering to fund a portion of the remaining $238.8 million purchase price for our four contracted Suezmax tanker newbuildings and the remaining proceeds of this offering to fund a portion of the purchase price for additional tankers and drybulk carriers, which we have not yet identified. We intend to fund the balance of the purchase prices for the seven vessels we have agreed to acquire with borrowings under new credit facilities, for which we have entered into commitment letters, and with proceeds from the sale of shares of our common stock to our existing stockholders for $62.0 million, which we expect to consummate concurrently with this offering. To the extent we do not complete the acquisition of any of the vessels we have agreed to acquire or identify and acquire additional vessels, we may use the proceeds of this offering for general corporate purposes.

 OUR DIVIDEND POLICY

              We currently intend to pay quarterly dividends in amounts that are approximately equal to 25% of our available cash from the previous quarter after expenses and reserves for drydockings, surveys, capital expenditures, debt repayments and other purposes as our board of directors may from time to time determine are required. The amount of cash available for dividends will depend principally upon the amount of cash we generate from our operations.

              The declaration and payment of dividends, if any, will be subject to the discretion of our Board of Directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain financing on acceptable terms to execute our growth strategy, provisions of Marshall Islands law governing the payment of dividends, restrictive covenants in our future loan agreements and global financial conditions. Our new credit facilities, for which we have entered into commitment letters, will contain provisions limiting the amount we are permitted to pay as dividends to 50% of our net income for any fiscal year and prohibiting the payment of dividends if an event of default has occurred or, after giving effect to the payment of the dividend, we would be in breach of any covenant under the applicable credit facility. There can be no assurance that dividends will be paid. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

              We have no operating history upon which to rely as to whether we will have sufficient cash available to pay dividends on our common stock. In addition, the international shipping industry, including the tanker and drybulk carrier charter markets, is highly volatile and cyclical, and we cannot accurately predict the amount of cash distributions, if any, that we may make in any period. Factors beyond our control may affect the charter market for our vessels, our charterers' ability and willingness to satisfy their contractual obligations to us, and our voyage and operating expenses. Until we take delivery of vessels and deploy them on charters, we will not generate cash from operations for dividends. Accordingly, it may take substantial time following the closing of this offering before it would be possible for us to pay any dividends.

              We effected a 1.2546863-for-1 stock split in the form of a stock dividend paid to our existing stockholders on March 11, 2010. Investors in this offering are not entitled to receive such dividend.

CAPITALIZATION

              The following table sets forth our cash and cash equivalents, restricted cash and capitalization at December 31, 2009:

  •
  on a historical basis, giving effect to a 1.2546863-for-1 stock split effected as a stock dividend on March 11, 2010; and

  •
  as adjusted to give effect to (i) the sale of 3,100,000 shares of our common stock to our existing stockholders for an aggregate purchase price of $62.0 million, or $20.00 per share, (ii) the grant of 325,000 restricted shares to be issued as incentive compensation to our Chief Executive Officer and Chief Financial Officer under our 2010 Equity Incentive Plan and (iii) the issuance of 11,250,000 shares of our common stock in this offering at an assumed public offering price of $20.00 per share, which is the mid-point of the price range on the cover page of this prospectus.

              There has been no material change in our capitalization between December 31, 2009 and the date of this prospectus as adjusted as described above.

	As of December 31, 2009
	Actual	As Adjusted(3)
Cash and cash equivalents	$99,740	$269,974,740	(4)

Restricted cash	$6,500,000	$6,500,000

Debt:
Total debt(1)	$111,748,556	$111,748,556

Stockholders' equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual and 50,000,000 shares authorized and none issued and outstanding, as adjusted(2)	—	—
Common stock, $0.001 par value 50,000,000 shares authorized actual and 500,000,000 shares authorized as adjusted; 1,574,600 shares issued and outstanding, actual and 16,249,600 shares issued and outstanding, as adjusted(2)	1,575	16,250	(5)
Additional paid-in-capital	69,767,217	339,627,542	(6)
Deficit accumulated during development stage	(42,080,632)	(42,080,632)

Total stockholders' equity	27,688,160	297,563,160

Total capitalization	$139,436,716	$409,311,716

(1)
All of our existing indebtedness is secured by assignment of our newbuilding contracts, assignment of our time charters for our four Suezmax tankers and personal and corporate guarantees.

(2)
Reflects the increase in, respectively, the number of authorized shares of preferred stock from none to 50,000,000, with a par value of $0.001 per share, and authorized shares of common stock from 50,000,000 to 500,000,000, with a par value of $0.001 per share, under our amended and restated articles of incorporation.

(3)
Assumes the issuance of 11,250,000 shares of common stock, at an assumed public offering price of $20.00 per share, which is the mid-point of the price range on the cover page of this prospectus, and no exercise of the underwriters' over-allotment option, and reflects the issuance of 3,100,000 shares of common stock to our existing stockholders for an aggregate purchase price of $62.0 million, or $20.00 per share, and the issuance of 325,000 restricted shares to be granted as incentive compensation to our Chief Executive Officer and Chief Financial Officer under our 2010 Equity Incentive Plan.

(4)
The increase of $269,875,000 from the amount set forth under "Actual" represents $207,875,000 in estimated net proceeds from this offering and $62,000,000 in proceeds from the sale of 3,100,000 shares of common stock to our existing stockholders.

(5)
The increase of $14,675 from the amount set forth under "Actual" represents the issuance of (i) 11,250,000 shares of our common stock, with par value of $0.001 per share, in this offering ($11,250), (ii) 3,100,000 shares of common stock, with par value of $0.001 per share, in the sale to our existing stockholders ($3,100) and (iii) 325,000 restricted shares of common stock, with par value of $0.001 per share, as incentive compensation to our Chief Executive Officer and Chief Financial Officer under our 2010 Equity Incentive Plan ($325).

(6)
The increase of $269,860,325 from the amount set forth under "Actual" represents $269,875,000 in aggregate net proceeds from this offering ($207,875,000) and the sale of common stock to our existing stockholders ($62,000,000) reduced by $14,350 allocated to Common Stock in respect of such issuances as described in clauses (i) and (ii) of footnote (5) above.

 DILUTION

              As of December 31, 2009, our adjusted net tangible book value was $89,688,160, or $17.94 per share, after giving effect to a 1.2546863-for-1 stock split effected as a stock dividend on March 11, 2010, the grant of 325,000 restricted shares to be issued as incentive compensation to our Chief Executive Officer and Chief Financial Officer under our 2010 Equity Incentive Plan and the sale of 3,100,000 shares of our common stock to our existing stockholders for an aggregate purchase price of $62.0 million. After giving effect to the sale of 11,250,000 shares of common stock in this offering at an assumed price of $20.00, which is the mid-point of the initial public offering price range on the cover page of this prospectus, the pro forma adjusted net tangible book value as of December 31, 2009 would have been $297.6 million or $18.31 per share. This represents an immediate appreciation in net tangible book value of $0.37 per share to our existing stockholders and an immediate dilution of net tangible book value of $1.69 per share to new investors. The following table illustrates the pro-forma per share dilution and appreciation at December 31, 2009:

Assumed initial public offering price per share	$20.00
Net adjusted tangible book value per share as of December 31, 2009(1)	17.94

Increase in adjusted net tangible book value attributable to new investors in this offering	0.37
Pro forma adjusted net tangible book value per share after giving effect to this offering	18.31

Dilution per share to new investors	$1.69

(1)
Gives effect to a 1.2546863-for-1 stock split effected as a stock dividend on March 11, 2010, the sale of 3,100,000 shares of our common stock to our existing stockholders for an aggregate purchase price of $62.0 million, or $20.00 per share, and the grant of 325,000 restricted shares to be issued as incentive compensation to our Chief Executive Officer and Chief Financial Officer under our 2010 Equity Incentive Plan.

              Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares outstanding. Dilution is determined by subtracting the net tangible book value per share after this offering from the public offering price per share. Dilution per share to new investors would be $1.65 if the underwriters exercise their over-allotment option in full.

              The following table summarizes, on a pro-forma basis as of December 31, 2009, the differences between the number of shares acquired from us, the total amount paid and the average price per share paid by our existing stockholders and by you in this offering, based upon an assumed initial public offering price of $20.00 per share, which is the mid-point of the initial public offering price range on the cover page of this prospectus.

	Pro Forma Shares Outstanding
			Total Consideration
					Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders(1)	4,674,600	28.8%	$131,768,791	36.9%	$28.19
Restricted share grants	325,000	2.0%	0	0%	$0
New investors	11,250,000	69.2%	$225,000,000	63.1%	$20.00

Total	16,249,600	100%	$356,768,791	100%

(1)
Includes sale of 3,100,000 shares of our common stock to our existing stockholders for an aggregate purchase price of $62.0 million, or $20.00 per share.

 SELECTED CONSOLIDATED FINANCIAL DATA

              We were incorporated on May 23, 2008. The following table sets forth our selected consolidated financial data. The selected consolidated financial data as of December 31, 2008 and for the periods from May 23, 2008 (date of inception) through December 31, 2008 and as of December 31, 2009 and for the year ended December 31, 2009 are derived from our audited financial statements included elsewhere in the prospectus. The information provided below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, related notes and other financial information included elsewhere in this prospectus. Share data gives effect to a 1.2546863-for-1 stock split effected as a stock dividend on March 11, 2010.

	Period from May 23, 2008 (date of inception) through December 31, 2008	Year Ended December 31, 2009
Consolidated Statement of Operations Data:
General and administrative expenses	$(23,470)	$(342,267)
Management fees	(224,089)	(336,000)
Professional fees	(558,238)	(185,682)
Cancellation costs	—	(40,400,296)
Translation differences	—	(11,771)
Interest income	1,147	34

Net loss	$(804,650)	$(41,275,982)

Basic and diluted net loss per share	$(0.63)	$(29.48)
Weighted average shares outstanding	1,285,879	1,400,064
Consolidated Cash Flow Data:
Net cash provided used in operating activities	(262,836)	(931,126)
Net cash used in investing activities	(168,728,819)	(3,345,258)
Net cash provided by financing activities	169,014,943	4,352,836

	As of December 31, 2008	As of December 31, 2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	$23,288	$99,740
Restricted cash	—	$6,500,000
Total current assets	56,958	6,639,209
Advances for vessels under construction	169,950,271	136,385,798
Total assets	170,007,229	143,644,370
Borrowings	111,600,000	111,748,556
Total stockholders' equity	57,689,656	27,688,160

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this prospectus. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, read the sections entitled "Forward Looking Statements" and "Risk Factors."

Overview

              We are an international shipping company recently formed to own a fleet of crude oil and product tankers and drybulk carriers, which we intend to employ on a mix of short, medium and long-term time charters, including spot charters, with leading charterers. Our sponsors, who include Stamatis Molaris and Hans J. Mende, have long track records in the shipping and commodities industries and have developed strong relationships with leading charterers, financing sources and shipping and commodities industry participants. We intend to leverage their experience, reputation and relationships to pursue growth by taking advantage of attractive opportunities presented by current low vessel prices in both the tanker and drybulk sectors. Our primary objective will be to maximize returns to our stockholders through the shipping cycle.

              We have agreed to acquire a 2005-built Capesize drybulk carrier from an entity affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors, and to acquire, subject to the consummation of this offering or our waiver of such condition, two 2008-built, double hull Suezmax tankers, each with expected deliveries to us in May 2010. We also have contracts for the construction of four modern, double-hull Suezmax tankers of 158,000 dwt each by a South Korean Shipyard, which we expect will be delivered to us between May and September 2011. We intend to initially deploy the two 2008-built Suezmax tankers in the spot market, while the 2005-built Capesize drybulk carrier has a minimum eight-year time charter, with profit sharing arrangements, with EDF Trading Markets Limited, or EDF Trading, a subsidiary of Electricité de France, and we have arranged seven-year time charters, which also contain profit sharing arrangements, with The Sanko Steamship Co., Ltd., or Sanko Steamship, for each of our four Suezmax tanker newbuildings. We are actively evaluating additional acquisition opportunities for secondhand tankers and drybulk carriers, including two additional Capesize drybulk carriers, for which we have obtained non-binding indicative terms from EDF Trading for minimum eight-year time charters with profit sharing arrangements on the same terms as the charter for the 2005-built Capesize drybulk carrier, except that the minimum gross daily charter rate is $20,000 per day.

              We intend to use approximately $155.6 million of the net proceeds from this offering to fund a portion of the $190.6 million aggregate purchase price for the three secondhand vessels we have agreed to acquire and approximately $14.4 million of the net proceeds of this offering to fund a portion of the $238.8 million remaining purchase price for our four contracted Suezmax tanker newbuildings and the remaining proceeds of this offering to fund a portion of the purchase price for additional tankers and drybulk carriers, which we have not yet identified. We intend to fund the balance of the purchase price for the seven vessels we have agreed to acquire with borrowings under new credit facilities, for which we have entered into commitment letters, and with proceeds from the sale of shares of our common stock to our existing stockholders for $62.0 million, which we expect to consummate concurrently with this offering. We have entered into commitment letters for a new senior credit facility in an amount of up to $301.0 million and a new subordinated credit facility in an amount of up to $74.0 million, for post-delivery vessel financing, as well as a commitment letter for a new $135.0 million credit facility to finance pre-delivery installment payments for our four Suezmax tanker newbuildings and the repayment of a portion of the outstanding indebtedness under our existing credit facility. We will be required to use borrowings under the $301.0 million senior credit facility and $74.0 million subordinated credit facility to refinance amounts borrowed under the $135.0 million credit facility. Under the $135.0 million credit facility, we will to be required to maintain a collateral account with our lenders, in an initial amount of $66.5 million, during the period between entering into such credit facility and the delivery of the Suezmax tanker newbuildings financed thereby. The $66.5 million in that account will be reduced over time as we make non-debt financed payments for the four Suezmax tanker newbuildings and repayments under our existing credit facility until the newbuildings are delivered (or, if earlier, September 30, 2010) at which time amounts outstanding under the $135.0 million pre-delivery secured credit facility will be repaid and the remaining amounts in such account will be released. See "—New Credit Facilities." As of December 31, 2009, we had paid $131.0 million of the $369.8 million aggregate purchase price for our four Suezmax tanker newbuildings, and we were obligated to pay an additional $2.5 million in the aggregate for the remaining balance of the cancellation fee for five newbuildings agreed to be cancelled. The aggregate purchase price for the two 2008-built Suezmax tankers is $136.6 million and we have agreed to acquire the 2005-built Capesize drybulk carrier for $54.0 million.

Management

              Our management team provides strategic management for our company. Our operations will be managed by our Manager, Empire Navigation, under the supervision of our management team and Board of Directors. Under our Management Agreement, our Manager will provide us and our subsidiaries with technical, administrative, commercial and certain other services for an initial term expiring on June 30, 2017, with up to three automatic seven and one-half-year renewals thereafter, unless we or our Manager provides notice of non-renewal six months prior to the end of the then-current term. Our Manager will report to us and our Board of Directors through our executive officers.

Charters

              We expect to generate revenues by charging customers for the transportation of commodities using our vessels. We initially intend to deploy the two 2008-built Suezmax tankers we have agreed to acquire, subject to the consummation of this offering or our waiver of such condition, in the spot market upon their delivery to us, which is in each case expected to be in May 2010. We have entered into seven-year time charters with Sanko Steamship, as charterer, for each of our four Suezmax tanker newbuildings. These charters will commence upon our delivery to Sanko Steamship of the applicable vessel following its construction. Each time charter provides for the payment of $35,400 per day in charter hire. These time charters contain profit sharing provisions giving us a right to receive payments equal to 50% of the amount by which the monthly average of the TD5 as set by the Baltic Exchange exceeds the minimum charter rate level specified in the charters for our vessels. The Cape Maria (ex Cape Pioneer), which we have agreed to acquire, has a minimum eight-year time charter with EDF Trading Markets Limited, a subsidiary of Electricité de France. The charter will commence upon our delivery of the Cape Maria (ex Cape Pioneer) to EDF Trading, which is expected to take place in May 2010. The charter is for an initial term of eight years, with an option for the charterer to extend the term to ten years, at a minimum gross daily charter rate of $19,500 per day, with profit sharing arrangements pursuant to which we are entitled to additional payments equal to 35% of the amount by which the Baltic Cape 4TC Index (less 3.75%) exceeds this minimum charter rate level.

              We have also obtained indicative terms from EDF Trading for two additional charters, on the same terms as the charter for the Cape Maria (ex Cape Pioneer), except that the minimum gross daily charter rate which will be $20,000 per day. The principal condition to entry into such charters is our acquisition of drybulk carriers meeting the charterer's specifications, which are for Capesize drybulk carriers of at least 177,000 dwt that were built in 2005 or more recently.

Future Results of Operations

              We do not expect to have any revenues until at least one of our vessels is delivered and the vessel commences performance under its charter, after which time our revenues will consist primarily of charterhire. Our ongoing cash expenses are expected to consist of fees and reimbursements under our Management Agreement, interest expense and loan amortization, other expenses directly related to the operation of our vessels and certain administrative expenses.

              We expect that our financial results will be largely driven by the following factors:

  •
  the number of vessels in our fleet and their charter rates;

  •
  the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise off-hire; and

  •
  our ability to control our fixed and variable expenses, including our ship management fees, our operating costs and our general, administrative and other expenses, including insurance. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of lube oil, crew changes and delivery of spare parts.

Lack of Historical Operating Data for Secondhand Vessels before their Acquisition

              Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire secondhand vessels. Historical operating data for acquired vessels is not material to our decision to make acquisitions, nor do we believe such information would be helpful to potential investors in our common stock in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership. Accordingly, we do not obtain the historical operating data for the acquired vessels from the sellers.

              Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. We believe that, under the applicable provisions of Rule 11-01(d) of Regulation S-X under the Securities Act, the acquisition of our vessels does not constitute the acquisition of a "business" for which historical or pro forma financial information would be provided pursuant to Rules 3-05 and 11-01 of Regulation S-X. Although vessels are generally acquired free of charter, we may, in the future, acquire vessels with existing time charters. We view acquiring a vessel that has been entered in a spot market related pool, whether through a pooling agreement or pool time charter arrangement, as equivalent to acquiring a vessel that has been on a voyage charter. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because the charter is a separate service agreement between the vessel owner and the charterer.

              When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

  •
  obtain the charterer's consent to us as the new owner;

  •
  obtain the charterer's consent to a new technical manager;

  •
  obtain the charterer's consent to a new flag for the vessel;

  •
  arrange for a new crew for the vessel;

  •
  replace all hired equipment on board, such as gas cylinders and communication equipment;

  •
  negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

  •
  register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

  •
  implement a new planned maintenance program for the vessel; and

  •
  ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

              The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

              Our business is comprised of the following main elements:

  •
  employment and operation of our vessels; and

  •
  management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

              The employment and operation of our vessels require the following main components:

  •
  vessel maintenance and repair;

  •
  crew selection and training;

  •
  vessel spares and stores supply;

  •
  contingency response planning;

  •
  on board safety procedures auditing;

  •
  vessel insurance arrangement;

  •
  vessel chartering;

  •
  vessel hire management;

  •
  vessel surveying; and

  •
  vessel performance monitoring.

              The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

  •
  management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

  •
  management of our accounting system and records and financial reporting;

  •
  administration of the legal and regulatory requirements affecting our business and assets; and

  •
  management of the relationships with our service providers and customers.

              The principal factors that affect our profitability and cash flows include:

  •
  rates and periods of charterhire;

  •
  levels of vessel operating expenses;

  •
  depreciation expenses;

  •
  financing costs; and

  •
  fluctuations in foreign exchange rates.

Revenues

Voyage Revenues

              Voyage revenues will be driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including the level of demand and supply in the seaborne transportation industry; the age, condition and specifications of our vessels; the duration of our charters; our decisions relating to vessel acquisition and disposals; the amount of time that we spend positioning our vessels; and the amount of time that our vessels spend in drydock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work.

              Period charters refer to both time charters and bareboat charters. Vessels operating on time charters provide more predictable cash flows over the period of the charter, but can yield lower revenues than vessels operating in the spot charter market during periods characterized by favorable charter market conditions. Vessels operating in the spot charter market generate revenues that are less predictable. Such vessels may enable their owners to capture increased revenues during periods of improvements in charter rates but may also expose their owners to the risk of declining charter rates, which may have a materially adverse impact on their financial performance. If we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. To the extent our time charters contain profit sharing provisions, as is the case with the charters for our four contracted Suezmax tanker newbuildings and the Cape Maria (ex Cape Pioneer), as well as the indicative terms we have obtained for two additional Capesize drybulk carrier charters, we will be entitled to receive a specified percentage of the amount by which the specified charter rate index exceeds the fixed daily charter rates set forth in such charters.

Commissions

              We will pay commissions on our already arranged charters, as well as time and spot charters we enter into in the future, to affiliated entities, unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. We expect that the amount of our total commissions to unaffiliated ship brokers and unaffiliated in-house brokers will grow as the size of our fleet grows and revenues increase following the delivery of our four contracted newbuildings and as a result of additional vessel acquisitions. These commissions do not include fees we pay to our Manager, which are described under "—Management Fees."

Voyage Expenses

              We will charter our vessels primarily through period time charters, as well as possibly trip time charters, under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents' fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We will be responsible for the remaining voyage expenses such as draft surveys, hold cleaning, postage and other minor miscellaneous expenses related to the voyage. We generally will not employ our vessels on voyage charters under which we would be responsible for all voyage expenses; therefore we do not expect to incur substantial voyage expenses or to experience material changes to our voyage expenses.

Vessel Operating Expenses

              Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, management fees and other miscellaneous expenses. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market premiums for insurance, may also cause these expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, will be in currencies other than the U.S. dollar and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies will be included in vessel operating expenses. We will fund our Manager monthly in advance with amounts it will need to pay our fleet's vessel operating expenses.

Depreciation

              We will depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of their initial delivery from the shipyard for our tankers. We anticipate that we would depreciate any drybulk carriers we acquire on the same basis. Depreciation is based on the cost of the vessel less the estimated residual scrap values, estimated on the basis of $250 per lightweight ton.

Management Fees

              Pursuant to the Management Agreement that we intend to enter into prior to the completion of this offering with our Manager, our Manager will provide us and our subsidiaries with technical, administrative, commercial and certain other services for an initial term expiring on June 30, 2017, with automatic renewals for up to three additional seven and one-half-year terms, unless we or our Manager provides notice of non-renewal six months prior to the end of the then-current term. Under our Management Agreement, in return for providing technical, commercial and administrative services, our Manager will receive a fee of $750 per vessel per day commencing upon delivery of a vessel to us. This fee will be $350 per day for vessels that are deployed on bareboat charters. Our Manager will also receive a fee of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager will receive a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including upon delivery to us of each of the three secondhand vessels we have agreed to acquire. For providing administrative services, our Manager will receive a fee of $20,000 per month. We will pay our Manager a fee of $7,500 per vessel per month for the on-premises supervision of each of the newbuildings we in the future agree to acquire, pursuant to shipbuilding contracts, memoranda of agreement, or otherwise, including our currently contracted vessels. The management fees will be fixed through December 2011, subject to adjustment quarterly based on the deviation from a Euro/dollar exchange rate of €1.00:1.45, as published by Fortis Bank Nederland N.V. two days prior to the end of the previous calendar quarter. After December 31, 2011, these fees will be adjusted every year by agreement between us and our Manager. In addition to customary termination rights as described in "Our Manager and Management Related Agreements", we will have the right, upon the approval of two-thirds of our board of directors, to terminate the Management Agreement at any time after June 2017 upon six months' notice, in which case our Manager would be entitled to receive a lump sum termination payment, generally calculated as three times the average annual management fees payable to our Manager for the last three completed years of the term of the Management Agreement.

              We expect that the Management Agreement will increase the management fees payable to Empire Navigation in 2010 as a result of the anticpated expansion of our operations following this offering. Based on a fleet comprised of the seven vessels we have agreed to acquire, and assuming that they are delivered to us on the expected schedule and deployed as described in this prospectus, we estimate that the total fees payable to Empire Navigation in 2010 will be approximately $3.1 million, including $1.9 million related to the 1.0% purchase commission payable based on the contracted price of three secondhand vessels.

              Empire Navigation is currently contracted to provide the commercial and technical management of each of our four contracted Suezmax tankers under individual vessel management agreements, each dated November 1, 2009, that our applicable subsidiaries have entered into with Empire Navigation. We intend to terminate these vessel management agreements effective upon entry into the Management Agreement described in the preceding paragraph. Services commenced on March 1, 2010 under each of these vessel agreements, which are subject to termination upon two months' notice by either us or Empire Navigation. Each of the vessel management agreements may also be terminated upon default by us or Empire Navigation, termination of the corresponding shipbuilding contract or transfer of such contract to a third party, sale of the applicable vessel after delivery to us, the actual or constructive loss of the applicable vessel or the bankruptcy, winding up or similar event affecting us, our relevant subsidiary or Empire Navigation. Pursuant to these management agreements, we are obligated to pay Empire Navigation a management fee of $7,500 per vessel per month prior to delivery of the respective vessels and $22,500 per vessel per calendar month after delivery to us of the respective vessel. The post-delivery monthly fee would increase by 2.0% per annum. Under these vessel management agreements, Empire Navigation also is entitled to receive a fee of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet, including each of our four contracted Suezmax tankers. We have also entered into an Agreement for Plan Approval Services, dated August 15, 2009, with Empire Navigation, under which we are obligated to pay an aggregate of €100,000 to Empire Navigation for services provided in respect of our four contracted Suezmax newbuildings during the period until two months prior to commencement of their construction. As of December 31, 2009, $24,538 was due to Empire Navigation Inc. under our Agreement for Plan Approval Services.

              In 2008 and in 2009, we incurred $224,089 and $336,000, respectively, in management fees under agreements with Quest Maritime Enterprises SA, which is owned by Stamatis Molaris, our Chief Executive Officer, and Hans J. Mende, one of our Sponsors and a member of our Board of Directors. Of these management fees, $173,000, in 2008, and $245,500, in 2009, were deemed compensation to our Chief Executive Officer.

              The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers' liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursable by us under our management agreements.

General and Administrative Expenses

              As a private company, we did not pay any direct compensation to our directors or officers. A portion of the management fees we incurred under agreements with entities affiliated with our Chief Executive Officer were, however, deemed to constitute compensation to our Chief Executive Officer as described above.

              After the completion of this offering we will be a public company and we expect to incur additional general and administrative expenses going forward as a public company. We expect that the primary components of general and administrative expenses will consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director and executive compensation and costs related to compliance with the Sarbanes-Oxley Act of 2002.

Special or Intermediate Survey and Dry-docking Costs

              We will expense costs for special or intermediate survey and dry-docking costs as incurred during the period in which they were incurred.

Interest Expense and Other Finance Costs

              We incurred interest expense on outstanding indebtedness under our credit facility of $2.6 million in 2008 and $3.9 million during the year ended December 31, 2009, which we capitalized and included in "Advances for vessels under construction" on our balance sheet. We also incurred financing costs of $1.1 million in 2008 in connection with establishing this credit facility, which costs were also capitalized and were amortized over the original term of the credit facility and included in "Advances for vessels under construction" on our balance sheet. We will incur in the future additional interest expense, which we will expense as incurred to the extent the associated indebtedness does not relate to vessels under construction, on our outstanding borrowings and future borrowings. We will also incur financing costs in connection with establishing new credit facilities. See "—New Credit Facilities."

              For a description of our existing credit facility please read "—Existing Credit Facility."

Cancellation Costs

              We entered into agreements with a South Korean shipyard for the cancellation of contracts for the construction of five additional Suezmax tankers, which we had entered into in June 2008, for a total fee of $37.5 million. These cancellation agreement became effective on March 17, 2010. This cancellation fee will be settled by the shipyard retaining $7.0 million per cancelled contract from our previously paid installments with the remaining $2.5 million payable with the delivery and acceptance of our four remaining contracted Suezmax tanker newbuildings. The aggregate cancellation fee of $37.5 million is included as "Cancellation costs" in our statement of operations. Initial expenses related to the costs capitalized for the five cancelled contracts amounting to $2.9 million were written-off in the year ended December 31, 2009, thereby, reducing the amount of "Advances for vessels under construction" on our balance sheet. Please read "Business—Newbuilding Contract Cancellations."

Stock-Based Compensation

              Under the fair value recognition provisions of SFAS No. 123R, Share-Based Payment ("SFAS No. 123R"), stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period. In accordance with SFAS 123R, we calculate the total compensation expense for an award based on its fair value on the grant date and amortize the total compensation on a straight-line basis over the vesting period of the award.

              Upon the consummation of this offering, we intend to grant an aggregate of 325,000 shares of restricted stock to our Chief Executive Officer and Chief Financial Officer, vesting ratably over a four-year period. In respect of these restricted stock grants we expect to recognize compensation expense in an amount of $6,500,000, based on an assumed public offering price of $20.00 per share, which is the midpoint of the price range on the cover of this prospectus, over a period of four years, according to the contractual terms of those restricted share awards. We will measure the cost of employee services received in exchange for these restricted shares based on the fair value of the award at the date of grant, which is equal to the price we receive as consideration for each share issued in this offering.

Results of Operations

              From our inception on May 23, 2008 to December 31, 2009, we were engaged in certain limited operations relating to contracting for the construction of Suezmax tankers.

Period from January 1, 2009 to December 31, 2009 compared to period from May 23, 2008 (inception) to December 31, 2008

              During the year ended December 31, 2009, we incurred a net loss of $41.3 million, reflecting primarily cancellation costs of $40.4 million associated with the cancellation of newbuilding contracts for five Suezmax tankers, as well as management fees of $336,000, general and administrative fees of $342,267 and professional fees of $185,682, compared to a net loss of $804,650 for the period from May 23, 2008 (inception) to December 31, 2008, reflecting primarily management fees of $224,089, professional fees of $558,238 and general and administrative expenses of $23,470 relating to the establishment of our company and entry into newbuilding contracts for nine Suezmax tankers and our existing credit facility, offset in part by $1,147 of interest income earned on funds from capital contributions by our stockholders that were held in interest bearing bank accounts.

Liquidity and Capital Resources

              As of December 31, 2009 we had cash and cash equivalents of $99,740, restricted cash of $6.5 million and $111.6 million of outstanding indebtedness, all of which indebtedness is repayable on December 31, 2010; however, if the due date of the next installment payment under a shipbuilding contract for any of our Suezmax tanker newbuildings (which will be payable within three business days of confirmation that the first block of the keel has been laid for the applicable vessel) falls prior to December 31, 2010, the amount of debt attributable to each such Suezmax tanker is payable at the same time as such installment payment. As of December 31, 2009, we had no additional borrowing capacity under our existing credit facility. These matters raise substantial doubt about our ability to continue as a going concern.

              Our working capital requirements relate to the acquisition and operation of our fleet and debt service. Our operating cash flows will be generated from charters on our vessels. We have over $390 million of aggregate contracted net revenues, exclusive of profit sharing, under the seven-year time charters for our four contracted Suezmax tanker newbuildings, which are scheduled to be delivered to us between May 2011 and September 2011, and over the minimum eight-year term for the Capesize drybulk carrier we have agreed to acquire, which we expect to be delivered to us in May 2010. We expect that the proposed charters for two additional Capesize drybulk carriers we intend to acquire to generate over $110 million of aggregate net revenues, exclusive of profit sharing, over their minimum eight-year terms, in each case assuming the accuracy of our estimates for each vessel of an average of five off-hire days per year and 25 off-hire days for drydocking every five years and performance by our counterparties throughout the term of the charters. We have not yet, however, begun to generate revenues and, as all of our outstanding indebtedness under our existing credit facility is repayable no later than December 31, 2010, our working capital deficit as of December 31, 2009 was $106.8 million.

              We anticipate that the proceeds from this offering and the concurrent sale of common stock to our existing stockholders and internally generated cash flows, including from the operation of any vessels we acquire and operate during 2010, will be sufficient to fund our operations, including our working capital requirements, until December 2010. In order to refinance our existing credit facility, which matures no later than December 31, 2010, and to fund our capital expenditure requirements in 2011, when the final installment payments on our four contracted newbuildings are due, we will require additional borrowings under new credit facilities for which we have entered into commitment letters, and capital contributions from our existing stockholders or other sources of financing. We intend to repay in full and retire our existing credit facility with borrowings under the new $135.0 million credit facility for which we have entered into a commitment letter, together with funds released from the collateral account to be associated with our new credit facilities, immediately after entering into such new credit facility. Although we have entered into commitment letters for a new senior credit facility in an amount of up to $301.0 million and a new $74.0 million subordinated credit facility, as well as a commitment letter for a $135.0 million credit facility (which borrowings under the $301.0 million and $74.0 million credit facilities will have to be used to refinance) (see "—New Credit Facilities" below), there can be no assurance that we will enter into definitive agreements for such credit facilities and unless we are successful in obtaining debt financing, we may not be able to complete the acquisitions of the three secondhand vessels we have agreed to acquire and the four Suezmax tanker newbuildings for which we have construction contracts. If we fail to complete these transactions for any reason, we would lose the advances already paid for the four Suezmax tanker newbuildings, which amount to approximately $131.0 million, as of December 31, 2009, after applying agreed credits of $57.2 million from installment payments made under construction contracts that we have agreed to cancel, and we may incur additional liability, including for breaches of our newbuilding construction contracts, and costs.

              These circumstances raise substantial doubt about our ability to continue as a going concern, as reflected by our independent registered public accounting firm issuing its opinion with an explanatory paragraph in connection with our financial statements included elsewhere in this prospectus that expresses substantial doubt about our ability to continue as a going concern, and our management has taken a number of steps to mitigate these concerns by seeking to procure additional financing. Our management believes that such steps, which include seeking to refinance our existing debt and to raise additional capital as described below, will be sufficient to provide us with the ability to continue our operations. Our auditors have advised us that, upon the consummation of this offering, they will be able to issue a new opinion that does not express substantial doubt about our ability to continue as a going concern.

              We intend to use approximately $155.6 million of the net proceeds from this offering to fund a portion of the $190.6 million aggregate purchase price for the three secondhand vessels we have agreed to acquire, approximately $14.4 million of the net proceeds of this offering to fund a portion of the $238.8 million remaining purchase price for our four contracted Suezmax tanker newbuildings, and the remaining proceeds of this offering to fund a portion of the purchase price for additional tankers and drybulk carriers, which we have not yet identified. We intend to fund the balance of the purchase price for the seven vessels we have agreed to acquire, and the $2.5 million aggregate remaining balance of the cancellation fee for five cancelled newbuilding contracts, with borrowings under new credit facilities, for which we have entered into commitment letters, and with proceeds from the sale of shares of our common stock to our existing stockholders for $62.0 million, which we expect to consummate concurrently with this offering. We have entered into commitment letters for a new senior credit facility in an amount of up to $301.0 million and a new $74.0 million subordinated credit facility, as well as a commitment letter for a $135.0 million credit facility. We will be required to use borrowings under the $301.0 million senior credit facility and $74.0 million subordinated credit facility to refinance amounts borrowed under the $135.0 million credit facility. Borrowings under such new $135.0 million credit facility, together with funds released from the collateral account to be associated with our new credit facilities, will be used to repay all of our $111.6 million of outstanding indebtedness under our existing credit facility as described below under "—Existing Credit Facility."

              During the period between entering into the $135.0 million credit facility, for which we have entered into a commitment letter, and the delivery of the Suezmax tanker newbuildings financed thereby, we will be required to maintain a collateral account with the lenders under such credit facility, in an initial amount of $66.5 million. The $66.5 million in that account will be reduced over time as we make non-debt financed payments for the four Suezmax tanker newbuildings and repayments under our existing credit facility until the newbuildings are delivered (or, if earlier, September 30, 2010) at which time amounts outstanding under the $135.0 million pre-delivery secured credit facility will be repaid and the remaining amounts in such account will be released. We expect to fund this account with the $6.5 million in restricted cash pledged as collateral under the terms of our existing credit facility and a portion of the proceeds from the sale of $62.0 million of shares of our common stock to our existing stockholders.

              In view of the matters described in the preceding paragraphs, recoverability of a major portion of the recorded assets shown in the accompanying balance sheet is dependent upon our continued operations, which is in turn is dependent upon our ability to meet our operating and debt service requirements. There is no assurance that raising new indebtedness or raising new equity capital can be achieved on a timely basis or on satisfactory terms, if at all. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

              Our dividend policy will also impact our future liquidity position. The declaration and payment of dividends, if any, will be subject to the discretion of our Board of Directors, the requirements of Marshall Islands law and restrictions in our future loan agreements. In particular, our new credit facilities, for which we have entered into commitment letters, will contain provisions limiting the amount we are permitted to pay as dividends to 50% of our net income for any fiscal year and prohibiting the payment of dividends if an event of default has occurred or, after giving effect to the payment of the dividend, we would be in breach of any covenant under the applicable credit facility. See "Our Dividend Policy."

              During the year ended December 31, 2009, net cash used in operating activities was $0.9 million, net cash used in investing activities was $3.3 million, reflecting primarily installment payments for our newbuilding vessels and net cash provided by financing activities was $4.4 million, reflecting primarily additional capital contributions by our stockholders used to fund installment payments under our newbuilding contracts, offset in part by an increase in restricted cash related to our deposit of funds with BNP Paribas Fortis to secure our existing credit facility.

              During the period from May 23, 2008 (the date of our inception) to December 31, 2008, net cash used in operating activities was $262,836, net cash used in investing activities was $168.7 million, reflecting installment payments under newbuilding contracts for nine Suezmax tankers and net cash provided by financing activities was $169.0 million, reflecting primarily borrowings under our existing credit facility and capital contributions by our stockholders used to fund the installment payments under newbuilding contracts for nine Suezmax tankers.

Existing Credit Facility

              We and our subsidiaries, as joint and several borrowers, entered into a secured credit facility, dated June 23, 2008, as amended and supplemented on March 12, 2009, March 31, 2009, April 24, 2009 and October 27, 2009, with BNP Paribas Fortis (formerly known as Fortis Bank) and UniCredit Bank A.G. (formerly known as Bayerische Hypo-und Vereinsbank AG) as lenders, co-arrangers and co-underwriters, which we refer to in this section as the "Fortis credit facility," for a term loan of up to $111.6 million to partly finance installment payments under our construction contracts for Suezmax tanker newbuildings. We borrowed the full amount of $111.6 million on June 24, 2008.

              As of December 31, 2009, we had $111.6 million of outstanding indebtedness and no remaining borrowing capacity under the Fortis credit facility, which was secured by various security interests relating to our four newbuilding contracts with a South Korean shipyard, as described below, and our subsidiaries party to such contracts. The outstanding indebtedness of $111.6 million, as of December 31, 2009, is repayable in full on December 31, 2010; however, if the due date of the next installment payment under a shipbuilding contract for any of our Suezmax tanker newbuildings (which will be payable within three business days of confirmation that the first block of the keel has been laid for the applicable vessel) falls prior to December 31, 2010, the amount of debt attributable to each such Suezmax tanker ($27.9 million of outstanding debt as of December 31, 2009 was attributable to each Suezmax tanker newbuilding) is payable at the same time as such installment payment. Accordingly, the entire $111.6 million of our outstanding indebtedness could be payable prior to December 31, 2010 depending on when the first block of the keel is laid for each of our four Suezmax tankers. We currently expect that the first block of the keel will be laid in December 2010, December 2010, January 2011 and March 2011 for the Suez Topaz, the Suez Diamond, the Suez Jade and the Suez Pearl, respectively, in which case $55.8 million would be payable in December 2010 prior to December 31, 2010.

              The interest rate applicable to outstanding indebtedness under the Fortis credit facility was 1.6% over LIBOR until February 9, 2009, 2.5% over LIBOR thereafter until October 27, 2009 and 3.0% over LIBOR thereafter through the maturity of the Fortis credit facility. In addition, in the event of certain defaults by us under the Fortis credit facility, we would be obligated to pay a default interest rate of 2% per annum above the applicable interest rates described in the preceding sentence. We pay interest quarterly in arrears. We paid a fee of $0.9 million upon entering into the Fortis credit facility.

              In addition, we are obligated to pay to the lenders an exit fee of 10% of the "net asset value" of any of our four contracted Suezmax tanker newbuildings (subject to any deferral of payment by the lenders) within 30 days of the occurrence of any of the following: (i) sale of such vessel or the sale, novation, transfer or assignment of the shipbuilding contract relating to such vessel, (ii) the refinancing of the loan in whole or in part, unless the lenders were invited to participate in such a refinancing and chose not to participate at the senior debt level, (iii) the repayment of the loan in whole or in part (including at its maturity), (iv) the total loss of such vessel, (v) sale or transfer of any of the shares in any of the borrowers, (vi) cancellation, termination, rescission or suspension of a shipbuilding contract relating to such vessel, or (vii) acceleration of the loan. For these purposes, net asset value is defined as the higher of (A) the net sale proceeds received for the sale of such vessel, the amount of the loan refinanced or repaid, the total loss proceeds of such vessel actually received by us, the amount of consideration for the sale or transfer of shares in the relevant borrower or the net amount refunded by the builder or refund guarantor for cancellation, termination or rescission of the relevant shipbuilding contract; or (B) the market value of such vessel plus each of the amount of trade receivables associated therewith and any interest hedging gains attributable to each such vessel, minus the aggregate amount of debt which remains outstanding in respect of such vessel, net of one-quarter of the amount standing to the credit of the cash collateral account, the amount of interest hedging losses attributable to the relevant vessel/owner and any related fees, default interest and other costs and expenses which may have become due to the lenders and all amounts due to be paid by the owner of such vessel to the builder under the applicable shipbuilding contract. We do not expect this exit fee to be payable in connection with our intended repayment in full of all indebtedness outstanding under this credit facility with the borrowings under new credit facilities, for which we have entered into commitment letters, described below under "—New Credit Facilities," and funds to be released from a collateral account associated with such new credit facilities.

              We estimate that the exit fee liability will be $982,756 at December 31, 2010, which is the repayment date under the loan agreement, and will accrete over the term of the loan agreement within borrowings in our consolidated balance sheet. The related interest expense is capitalized and recorded in "Advances for vessels under construction" on our balance sheet. The carrying value of the exit fee liability at December 31, 2009 was $148,556.

              The Fortis credit facility contains covenants:

  •
  that prohibit any change in the ownership of our subsidiaries without the lenders' prior written consent;

  •
  that provide a right of first refusal to the co-arrangers, BNP Paribas Fortis and UniCredit Bank A.G., to arrange/underwrite up to 50% of the pre- and post-delivery financing of the vessels, provided that such financing is on equal or more favorable terms than other comparable offers;

  •
  that prohibit us from merging or demerging or undergoing any other form of reorganization, unless the surviving entity is not materially financially weaker and assumes all of our obligations under the credit facility and the related security documents; and

  •
  that subordinate our rights to the rights of the lenders under the credit facility and the security documents in the case of our subsidiaries' bankruptcy.

              The Fortis credit facility contains customary events of default, including for nonpayment of principal or interest, covenant breaches or material inaccuracy of a representation, as well as a cross-default in the event that any financial indebtedness of any of the borrowers, comprising us and our subsidiaries, exceeding $1,000,000 is not paid when due or becomes due as a result of an event of default or, due to such financial indebtedness, all or substantially all of their assets are under attachments for sums aggregating $1,000,000 or more.

              Our obligations under the Fortis credit facility are secured by pre-delivery security assignments of all right, title and interest of our subsidiaries in the shipbuilding contracts and the refund guarantees. Our existing stockholders have entered into letters of undertaking in favor of the co-arrangers setting out such stockholders' commitment to provide additional equity capital for the payment of the contract price installments under the shipbuilding contracts with a South Korean shipyard. We have also pledged the outstanding shares of each of our subsidiaries party to the four newbuilding contracts. In addition, we have pledged a $6.5 million cash collateral account as of November 2009 with BNP Paribas Fortis in Greece, and each subsidiary has assigned all rights, title and interest in the charters for the four Suezmax tankers to our lenders under this credit facility.

New Credit Facilities

              We have signed commitment letters for three new secured term loans with BNP Paribas Fortis, on behalf of itself and the other committed lenders thereunder, providing for term loans to partially refinance our existing senior secured indebtedness and fund a portion of our planned and future vessel acquisitions. We will be required to use borrowings under the $301.0 million senior secured term loan and $74.0 million junior secured term loan, which are for post-delivery vessel financing, to refinance amounts borrowed under the $135.0 million credit facility, which will be available to finance pre-delivery installment payments for our four Suezmax tanker newbuildings and the repayment of a portion of the outstanding indebtedness under our existing credit facility.

              We will be required to maintain a collateral account, in an initial amount of $66.5 million, with our lenders during the period between entering into the $135.0 million secured term loan described below and the delivery of the Suezmax tanker newbuildings financed by such secured term loan. The $66.5 million in that account will be reduced over time as we make non-debt financed payments for the four Suezmax tanker newbuildings and repayments under our existing credit facility until the newbuildings are delivered (or, if earlier, September 30, 2010) at which time amounts outstanding under the $135.0 million pre-delivery secured credit facility will be repaid and the remaining amounts in such account will be released. We expect to fund the initial amount with the $6.5 million in restricted cash pledged as collateral under the terms of our existing credit facility and a portion of the proceeds from the sale of $62.0 million of shares of our common stock to our existing stockholders.

              Pre-Delivery Secured Term Loan.    The commitment letter we have entered into with BNP Paribas Fortis, on behalf of itself, UniCredit Bank A.G. (formerly known as Bayerische Hypo-und Vereinsbank AG) and Fortis Bank Nederland N.V., will, subject to the successful completion of this offering, provide us with a secured term loan of up to $135.0 million, in four tranches each in an amount equal to the lesser of $33.75 million and 36.27% of the acquisition cost or 100% of the charter-free market value of each of our four Suezmax tanker newbuildings, respectively. Borrowings under the loan will bear interest at an annual interest rate of LIBOR plus a margin of 4.00%. We will be required to repay the principal amounts drawn under each of the four tranches of this term loan in one lump sum payment per tranche upon delivery of the Suezmax tanker newbuilding securing such tranche, or, if earlier, September 30, 2011. We will also be required to prepay amounts under this term loan to the extent we make drawdowns, prior to maturity of this loan, under our new $301.0 million senior secured term loan and $74.0 million junior secured term loan, which are described below. The pre-delivery secured term loan will be secured by customary shipping industry collateral including, mortgages and second priority security relating to the three Capesize drybulk carriers to be chartered to EDF Trading in respect of which funds will be advanced and mortgages and first priority security relating to our four Suezmax tanker newbuildings, including first priority assignments of the time charter contracts for such vessels.

              This new secured term loan will contain financial covenants requiring us to:

  •
  maintain aggregate cash and cash equivalents of at least 7% of our total committed and outstanding debt during the first two years after the initial drawdown under the senior secured term loan and 5.5% thereafter;

  •
  ensure that our minimum market value adjusted net worth is at least $200.0 million;

  •
  ensure that our total liabilities will, at all times, be no more than 70% of the market value of our total market value adjusted assets; and

  •
  maintain an aggregate average fair market value, of (i) our four Suezmax tanker newbuildings, (ii) the Cape Maria (ex Cape Pioneer) and (iii) the two additional Capesize drybulk carriers (which we will have to identify and acquire) for which we have obtained indicative charter terms from EDF Trading, of not less than 115% of the aggregate outstanding amount under such facility and our new junior credit facility during the first three years after the initial drawdown under the facility and 120% of such amount thereafter.

              This secured term loan will also contain customary events of default, including those relating to cross-defaults to other indebtedness, non-compliance with security documents and cancellation of amendment of the time charters for the vessels securing the loan, as well as our failure to acquire the Cape Maria (ex Cape Pioneer) and two additional Capesize drybulk carriers, which we will have to identify and acquire, for which we have obtained indicative charter terms from EDF Trading for minimum eight-year time charters, by December 31, 2010. We will be permitted to pay dividends in amounts up to 50% of our net income for any fiscal year so long as an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

              Senior Secured Term Loan.    The commitment letter we have entered into with BNP Paribas Fortis, on behalf of itself, UniCredit Bank A.G. (formerly known as Bayerische Hypo-und Vereinsbank AG), Fortis Bank Nederland N.V. and DVB Bank, will, subject to the successful completion of this offering, provide us with a senior secured term loan of up to $301.0 million, in seven tranches comprised of (i) three tranches each in an amount equal to the lesser of $35 million and 63.6% of the lesser of the acquisition cost or charter-free market value of a 2005-built or younger Capesize drybulk carrier to be chartered to EDF Trading, and (ii) four tranches each in an amount equal to the lesser of $49.0 million and 52.65% of the acquisition cost or 70% of the charter-free market value of each of our four Suezmax tanker newbuildings, respectively. We will be required to use borrowings under any tranche of this $301.0 million senior secured term loan to refinance proportionate amounts borrowed under the pre-delivery secured term loan facility described above and we will not be able to drawdown any such tranches while the proportionate amount of debt under the $135.0 million credit facility remains outstanding. Borrowings under the senior loan will bear interest at an annual interest rate of LIBOR plus a margin of 3.25%. Upon entering into the senior secured term loan, we will be committed to pay an arrangement fee of 1.25% of the loan amount and a commitment fee of 1.25% per annum payable quarterly in arrears on the committed but undrawn portion of the loan. We will be required to repay principal amounts drawn under the senior secured term loan in quarterly installments, together with a balloon payment on the final maturity date, which will be no later than December 31, 2018. The senior secured term loan will be secured by customary shipping industry collateral including, mortgages and other security relating to the three Capesize drybulk carriers to be chartered to EDF Trading and our four Suezmax tanker newbuildings in respect of which funds will be advanced, including first priority assignments of the time charter contracts for such vessels.

              Our new senior secured term loan will contain financial covenants requiring us to:

  •
  maintain aggregate cash and cash equivalents of at least 7% of our total committed and outstanding debt during the first two years after the initial drawdown under the senior secured term loan and 5.5% thereafter;

  •
  ensure that our minimum market value adjusted net worth is at least $200.0 million;

  •
  ensure that our total liabilities will, at all times, be no more than 70% of the market value of our total market value adjusted assets; and

  •
  maintain an aggregate average fair market value of our vessels securing both the senior secured term loan and junior secured term loan of not less than 115% of the aggregate outstanding amount under such facility and our new subordinated credit facility during the first three years after the initial drawdown under the facility and 120% of such amount thereafter.

              This senior secured term loan will also contain customary events of default, including those relating to cross-defaults to other indebtedness, non-compliance with security documents and cancellation of amendment of the time charters for the vessels securing the loan, as well as our failure to acquire the Cape Maria (ex Cape Pioneer) and two additional Capesize drybulk carriers, which we will have to identify and acquire, for which we have obtained indicative charter terms from EDF Trading for minimum eight-year time charters, by December 31, 2010. We will be permitted to pay dividends in amounts up to 50% of our net income for any fiscal year so long as an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

              Junior Secured Term Loan.    The commitment letter we have entered into with BNP Paribas Fortis, on behalf of UniCredit Bank A.G. (formerly known as Bayerische Hypo-und Vereinsbank AG) and Fortis Bank Nederland N.V., will, subject to the successful completion of this offering, provide us with a junior secured term loan of up to $74.0 million, in four tranches each in an amount equal to the lesser of $18.5 million and, together with the senior tranche of $49.0 million, 72.53% of the acquisition cost or 100% of the charter-free market value of each of our four Suezmax tanker newbuildings, respectively. We will be required to use borrowings under any tranche of this $74.0 million junior secured term loan to refinance proportionate amounts borrowed under the $135.0 million credit facility described above and we will not be able to drawdown any such tranches while the proportionate amount of debt under the $135.0 million credit facility remains outstanding. Borrowings under the junior secured term loan will bear interest at an annual interest rate of LIBOR plus a margin of 5.00%. Upon entering into the junior secured term loan, we will be committed to pay an arrangement fee of 1.25% of the loan amount and a commitment fee of 1.60% per annum payable quarterly in arrears on the committed but undrawn portion of the loan. We will be required to repay principal amounts drawn under the credit facility in quarterly installments, together with a balloon payment on the final maturity date, which will be no later than December 31, 2018, with the lenders' right to such payments subordinated to the repayment rights of the lenders under our new $301.0 million senior secured term loan described above.

              Our junior secured term loan will contain substantially the same financial covenants, events of default, dividend restrictions and other terms and conditions as our new $301.0 million senior secured term loan described above. The junior secured term loan will be secured, subject to the security interests of the lenders under our new senior secured loan, by customary shipping industry collateral including, mortgages and other security relating to the three Capesize drybulk carriers to be chartered to EDF Trading and our four Suezmax tanker newbuildings in respect of which funds will be advanced, including second priority assignments of the time charter contracts for such vessels.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Risk

              The seaborne transportation industry is a capital-intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. We make interest payments under our credit facility, under which we had $111.6 million of outstanding indebtedness as of December 31, 2009, based on rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. We expect to borrow additional amounts under the new credit facilities, for which we have entered into commitment letters, to repay the outstanding indebtedness under our existing credit facility and to fund a portion of the purchase price of our four contracted Suezmax tanker newbuildings, additional vessels which we have contracted to acquire and other vessels we may acquire as we grow our fleet.

              Our interest expense will be affected by changes in the general level of interest rates. The following table sets forth the sensitivity of the indebtedness outstanding under our existing credit facility to a 100-basis point increase in LIBOR for 2010.

Year
2010	$1,131,500

              As noted above, we expect to borrow additional debt to finance the balance of the purchase price of our contracted vessels and other vessels we may acquire as we grow our fleet. If such debt is advanced at a floating rate based on LIBOR, as expected, and we do not enter into an interest rate swap arrangement with respect to such debt, a 100-basis point increase in LIBOR would increase our interest expense by an amount equal to 1.00% of such additional indebtedness.

Foreign Exchange Rate Risk

              We will generate all of our revenues in dollars. We expect, however, to incur some of our expenses in other currencies, primarily the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. We do not currently intend to use financial derivatives to mitigate the risk of exchange rate fluctuations.

Capital Expenditures

              Our currently planned capital expenditures relate to the purchase of our vessels that we have agreed to acquire and any additional vessels we identify for acquisition, as well as the projected schedule of dry-docking for such vessels. We intend to use approximately $155.6 million of the net proceeds from this offering to fund a portion of the $190.6 million aggregate purchase price for the three secondhand vessels we have agreed to acquire and approximately $14.4 million of the net proceeds of this offering to fund a portion of the $238.8 million remaining purchase price for our four contracted Suezmax tanker newbuildings, and the remaining proceeds of this offering to fund a portion of the purchase price for additional tankers and drybulk carriers, which we have not yet identified. We intend to fund the balance of the purchase price for the seven vessels we have agreed to acquire with borrowings under new credit facilities, for which we have entered into commitment letters, and with proceeds from the sale of shares of our common stock to our existing stockholders for $62.0 million, which we expect to consummate concurrently with this offering. We have entered into commitment letters for a new senior credit facility in an aggregate amount of up to $301.0 million and a new $74.0 million subordinated credit facility, as well as a commitment letter for a new $135.0 million credit facility to finance pre-delivery installment payments for our four Suezmax tanker newbuildings and the repayment of a portion of the outstanding indebtedness under our existing credit facility. We will be required to use borrowings under the $301.0 million senior credit facility and $74.0 million subordinated credit facility to refinance amounts borrowed under the $135.0 million credit facility. Our operating cash flows will be generated from charters on our vessels.

Inflation

              Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Off-Balance Sheet Arrangements

              As of the date of this prospectus, we do not have any off-balance sheet arrangements.

Contractual Obligations

              The following table presents our contractual obligations as of December 31, 2009:

	Payments due by period (In thousands of U.S.$)
Obligations	Total Amount	1 year (2010)	2 – 3 years (2011 to 2012)	3 – 5 years (2013 to 2015)	More than 5 years (2016 and after)
Newbuilding Contracts(1)	238,822	27,211	211,611	—	—
Management Agreements(2)	440.3	380.3	60	—	—
Deferred Cancellation Fee(3)	2,500	—	2,500	—	—
Long-Term Debt Obligations	111,600	111,600	—	—	—
Interest on Debt Obligations(4)	5,096	5,096	—	—	—

Total(5)	358,458.3	144,287.3	214,171	—	—

(1)
Subsequent to December 31, 2009, we entered into memoranda of agreement to acquire, subject to the consummation of this offering or our waiver of such condition, two secondhand Suezmax tankers for $68.3 million each. We have also agreed to acquire a 2005-built Capesize drybulk carrier for $54.0 million. Each of these vessels is expected to be delivered to us in May 2010.

(2)
Our Manager will be responsible for all day-to-day management of our fleet pursuant to the management agreement we intend to enter into prior to the completion of this offering, which will be for an initial term ending on June 30, 2017. The management agreement will automatically extend for up to three successive seven and one-half-year terms unless, in each case, at least six months' advance notice of termination is given by us or our Manager prior to the expiration of the then-current term. The amounts indicated in the above table are based on the terms of our Agreement for Plan Approval Services and our existing agreements with our manager, which will be terminated upon our entry into the new Management Agreement with our Manager. We expect that, upon entering the new Management Agreement with our Manager, our contractual obligations will increase materially as a result of the new fee structure and the significantly expanded scope of our operations. See "—Management Fees" and "Our Manager and Management Related Agreements."

(3)
See "Business—Newbuilding Contract Cancellations."

(4)
Interest payments are calculated based on the $111.6 million of outstanding indebtedness under our credit facility as of December 31, 2009, under which we pay interest at a rate of LIBOR plus 3.00% per annum, and an assumption that LIBOR remains at its December 31, 2009 level through maturity of the loan in December 2010. Under our existing credit facility, in certain circumstances we are obligated to pay an exit fee equal to 10% of "net asset value," as defined in the credit facility, of any applicable vessel as described above under "—Existing Credit Facility." The exit fee, estimated to be $982,756 as of December 31, 2010, is also included in the amounts presented in the table.

(5)
We lease office space from our Manager for €2,500 per month ($3,600 per month based on the exchange rate of €1.00:$1.44 in effect on December 31, 2009) under a rental agreement, dated January 4, 2010, with an initial one-year term expiring on January 3, 2011. We expect to be obligated to pay €30,000 (or $43,200 based on the exchange rate of €1.00:$1.44 in effect on December 31, 2009) during 2010 under this rental agreement.

Critical Accounting Policies

              Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe will be our most critical accounting policies because they generally involve a comparatively higher degree of judgment in their application.

Impairment of long-lived assets

              We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. With regard to the vessels under construction, including the associated deposits paid, we evaluate the carrying value of the vessels under construction, the remaining obligations under the relevant construction agreements and the period over which the vessels are estimated to be depreciated to determine whether events have occurred which would require modification to their carrying values. We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels. At this time we assess that the four vessels under construction will not operate at a loss. As such, we are not aware of any indicators which would require an impairment charge to the carrying value of the vessels.

Recent Accounting Pronouncements

              In December 2007, new guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The above-mentioned guidance was effective for fiscal years beginning after December 15, 2008, and was adopted by us in the first quarter of 2009. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

              In January 2009, we adopted guidance which significantly changed the accounting for and reporting of business combination transactions. This guidance was effective for us for business combination transactions for which the acquisition date was on or after January 1, 2009. No business combination transactions occurred during the year ended December 31, 2009.

              In April 2009, new guidance was issued for interim disclosures about fair value of financial instruments, which amends previous guidance for disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance also requires those disclosures in summarized financial information at interim reporting periods. The new guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of the above mentioned guidance did not have an impact on our consolidated financial statements.

              In May 2009, new guidance was issued relating to management's assessment of subsequent events. The new guidance (i) clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued," (ii) does not change the recognition and disclosure requirements in AICPA Professional Standards, for Type I and Type II subsequent events; however, the guidance refers to them as recognized (Type I) and non-recognized subsequent events (Type II), (iii) requires management to disclose, in addition to other disclosures, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued and (iv) indicates that management should consider supplementing historical financial statements with the pro forma impact of non-recognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data. The new guidance is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of the above mentioned guidance in the interim financial statements for the year ended December 31, 2009 did not have a significant impact on our consolidated financial statements.

              In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (collectively, the "Codification"), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content carries the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and nonauthoritative. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted the new guidance for the year ended December 31, 2009. Our adoption of the Codification did not have an impact on our consolidated financial statements.

              In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. We are evaluating the impact of this guidance on our consolidated financial statements.

              In August 2009, the FASB issued an accounting pronouncement that provides guidance on the measurement of liabilities at fair value. The guidance provides clarification for circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to measure fair value using a valuation technique that uses the quoted price of an identical liability when traded as an asset or, if unavailable, quoted prices for similar liabilities or similar assets when traded as assets. If none of this information is available, an entity should use a valuation technique in accordance with existing fair value principles. The guidance is effective for the first interim or annual reporting period beginning after August 28, 2009. The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.

EXAMPLES OF AN INDICATIVE VESSEL ACQUISITION OPPORTUNITY

Indicative Analysis for Illustrative Purposes Only

              We have prepared the information set forth below to present an indicative analysis for the purpose of illustrating the variability of possible operating results and to outline the key calculations involved in the determination of vessel operating income. In the view of our management, the illustrative examples below were prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, a reasonable indicative analysis of the acquisition of a modern Capesize drybulk vessel and a modern Suezmax tanker, respectively. However, these illustrations are not factual and should not be relied upon as being necessarily indicative of future results. Readers of this prospectus are cautioned not to place undue reliance on the illustrative examples shown below. We note that we do not intend to make, in the ordinary course of our business, public projections as to future revenues, earnings, or other results.

              Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such information.

Summary and General Review of Indicative Analysis

              There are various factors that will affect whether and at what times we acquire vessels, but we currently have contracts for the construction of four modern, double-hull Suezmax tankers of 158,000 dwt, each of which we expect will be delivered to us between May and September 2011 and for which we have arranged seven-year time charters with Sanko Steamship, which contain profit sharing arrangements. We have also agreed to acquire a 2005-built Capesize drybulk carrier, which is expected to be delivered to us in May 2010, and to acquire, subject to the consummation of this offering or our waiver of such condition, two 2008-built, double hull Suezmax tankers, each with expected deliveries to us in May 2010. We intend to initially deploy the two 2008-built Suezmax tankers in the spot market, while we have arranged a minimum eight-year time charter, with profit sharing arrangements, with EDF Trading for the 2005-built Capesize drybulk carrier. We are also actively evaluating additional acquisition opportunities for secondhand tankers and drybulk carriers, including two Capesize drybulk carriers, for which we have obtained non-binding indicative terms from EDF Trading for minimum eight-year time charters, which could also contain profit sharing arrangements.

              We intend to identify and review a number of potential vessel acquisition opportunities in both the tanker and drybulk sectors as we grow our fleet. We expect that these vessels may have diverse circumstances including age, specification, construction location, construction quality and maintenance condition. In anticipation of our analysis and review related to our acquisition activity, we are currently monitoring and analyzing vessel acquisition opportunities in the tanker and drybulk markets and have presented below an indicative analysis of the acquisition of a modern Capesize drybulk carrier and a modern Suezmax tanker, respectively. Investors and potential investors should recognize that these markets and related markets, including the charter markets, in the past have had, and we expect in the future will have, significant fluctuations and that ship asset values, performance and charter rates will vary considerably. We also include in our analysis average spot earnings experienced by the industry over certain historic periods. Spot earnings are estimated as daily time charter equivalents ("TCEs") of voyage freight rates, and expressed in $/day on the voyage based on data provided by Drewry. In broad terms, estimated annual revenue is net of commissions and earnings are calculated by taking the total net revenue, less an assumed daily operating expense per vessel and depreciation expense. Certain factors are not accounted for in the earnings calculations, including certain corporate, general and administrative expenses.

              Actual results from our intended vessel acquisitions are not predictable with any meaningful level of precision. The sensitivity tables shown below illustrate the variability of a range of possible results. Investors and potential investors should recognize that actual vessel values and spot market and charter rates could be materially worse than is outlined in the indicative sensitivity tables. Such adverse results could be driven by adverse changes in the factors considered in the indicative analysis, including charter rates, voyage expenses, operating expenses, and vessel utilization, as well as other factors, including those described above under "Risk Factors." Many of these factors are beyond our control.

Capesize Drybulk Carrier Example—Indicative Analysis Based on Operating Assumptions

              We have made the following operating assumptions related to this indicative acquisition:

  •
  The acquisition cost of the Capesize drybulk carrier is assumed to be $54.0 million. The actual purchase price of any Capesize drybulk carrier we acquire would depend on a number of characteristics including, but not limited to, the construction location and quality of the vessel, the age of the vessel, the vessel specifications, and the prevailing charter rates in the market.

  •
  We expect to use debt financing to fund a portion of the purchase price for vessels that we will acquire. Assuming the purchase price was financed with 60% debt, at an estimated interest rate of 4.5%, the annual interest expense would be $1.5 million. The following calculation of estimated operating income does not include any debt related expenses since debt service is not a component of operating income.

  •
  The Spot Market rate is assumed to be $61,078 per day, assuming it would follow the 5-year historical average spot market rate for modern Capesize drybulk carriers. Actual spot market rates are not predictable with any meaningful level of precision.

  •
  The Capesize vessel is assumed to be employed at a charter rate of $19,500 per day. The charter is structured so that the owner of the vessel is entitled to additional payments equal to 35% of the amount by which the Spot Market rate exceeds the contract rate of $19,500 per day.

  •
  The Capesize vessel's daily operating expenses are estimated to be $5,500 per day, based on our experience with similar vessels, as well as based on Drewry's average vessel operating expense data for Capesize drybulk carriers.

  •
  360 revenue days and 365 cost days a year (assumes 5 off-hire days per year) are assumed. No off-hire days related to dry-docking, or any additional drydocking expenses are assumed during the annual 365 day period.

  •
  Depreciation expense is assumed to be calculated on a straight-line basis at $2.0 million based on a depreciable life of 25 years, an acquisition cost of $54.0 million and a salvage value of $5.0 million based on 20,000 lightweight tons at $250 per lightweight ton.

  •
  Charter commissions are estimated at 2.5% of gross revenues, based on our experience, as well as information provided by Drewry.

              The table below summarizes the estimates outlined in the text above and describes the calculation of estimated Vessel Operating Income for the illustrative Capesize acquisition example.

Calculation of Operating Income	Estimates	Calculation
Vessel Contracted Gross Revenue	$7.0 million	= (360 days × $19,500 contracted daily rate)
Plus: Vessel Profit Sharing Revenue	$5.2 million	= ($61,078 spot rate - $19,500 contract rate) × 35%
Less: Charter Commissions	($0.2 million)	= (2.50% × gross revenue)
Less: Operating Expenses	($2.0 million)	= (365 days × $5,500 per day)
Less: Depreciation Expense	($2.0 million)	= ($54 million - $5 million of scrap value) /25 years
Less: Corporate, General and Administrative Expenses	$0.0 million	Analysis does not assume any corporate, general and administrative expenses

Vessel Operating Income	$8.1 million

              The indicative sensitivity tables below uses the same assumptions described above and vary only the estimated spot earnings per day for a range of historical rates based on third-party industry data. The periods chosen have been selected to indicate average vessel earnings over longer term periods and in doing so reflect earnings during periods which have been subject to the normal freight market cycle. As such, these indicative tables illustrate the likelihood for volatility in vessel operating results. The first table describes a rate sensitivity for a vessel employed in the Spot Market, while the second table describes estimated annual revenue and estimated operating income for a Capesize vessel employed on a charter contract for $19,500 per day and a profit share arrangement for 35% of the amount over which the Spot Market exceeds $19,500.

Capesize Vessel Employed on the Spot Market (No Profit Sharing)
($ in millions, except Spot Rates which are shown as $/day)

	Spot Rate(1) ($/day)	Estimated Annual Gross Revenue	Estimated Annual Gross Revenue (incl. Profit Share)	Estimated Annual Vessel Operating Income
8 Year Average Spot Rate	$50,860	$18,309,488	$18,309,488	$13,884,250
5 Year Average Spot Rate	$61,078	$21,987,960	$21,987,960	$17,470,761
2009 Average Spot Rate	$36,953	$13,303,044	$13,303,044	$9,002,968
2010 YTD Average Spot Rate	$28,424	$10,232,640	$10,232,640	$6,009,324

Capesize Vessel Employed on Contract with a Charter Rate of $19,500 per day and a 35% Profit Share Arrangement
($ in millions, except Spot Rates which are shown as $/day)

	Spot Rate(1) ($/day)	Estimated Annual Gross Revenue	Estimated Annual Gross Revenue (incl. Profit Share)	Estimated Annual Vessel Operating Income
8 Year Average Spot Rate	$50,860	$7,020,000	$10,971,321	$6,828,321
5 Year Average Spot Rate	$61,078	$7,020,000	$12,258,786	$8,115,786
2009 Average Spot Rate	$36,953	$7,020,000	$9,219,066	$5,076,066
2010 YTD Average Spot Rate	$28,424	$7,020,000	$8,144,424	$4,837,000

(1)
Source: Drewry's spot market rates shown represent time charter equivalent rates based on a Western Australia to China voyage.

Suezmax Tanker Example—Indicative Analysis Based on Operating Assumptions

              We have made the following operating assumptions related to this indicative acquisition:

  •
  The acquisition cost of the Suezmax tanker is assumed to be $68.3 million. The actual purchase price of any Suezmax tanker we acquire would depend on a number of characteristics including, but not limited to, the construction location and quality of the vessel, the age of the vessel, the vessel specifications, and the prevailing charter rates in the market.

  •
  We expect to use debt financing to fund a portion of the purchase price for vessels that we will acquire. Assuming the purchase price was financed with 60% debt, at an estimated interest rate of 4.5%, the annual interest expense would be $1.5 million. The following calculation of estimated operating income does not include any debt related expenses since debt service is not a component of operating income.

  •
  The Spot Market rate is assumed to be $40,557 per day, assuming it would follow the 5-year historical average spot market rate for modern Suezmax tankers. Actual spot market rates are not predictable with any meaningful level of precision.

  •
  The Suezmax vessel is assumed to be employed at a charter rate of $35,400 per day. The charter is structured so that the owner of the vessel is entitled to additional payments equal to 50% of the amount by which the Spot Market rate exceeds the contract rate of $35,400 per day.

  •
  The Suezmax vessel's daily operating expenses are estimated to be $7,500 per day, based on our experience with similar vessels, as well as based on Drewry's average vessel operating expense data for Suezmax tanker vessels.

  •
  360 revenue days and 365 cost days a year (assumes 5 off-hire days per year) are assumed. No off-hire days related to dry-docking, or any additional drydocking expenses are assumed during the annual 365 day period.

  •
  Depreciation expense is assumed to be calculated on a straight-line basis at $2.5 million based on a depreciable life of 25 years, an acquisition cost of $68.3 million and a salvage value of $6.3 million based on 25,000 lightweight tons at $250 per lightweight ton.

  •
  Charter commissions are estimated at 4.75% of gross revenues, based on our experience, as well as information provided by Drewry.

              The table below summarizes the estimates outlined in the text above, explaining the calculation of estimated Vessel Operating Income for the Suezmax indicative example.

Calculation of Operating Income	Estimates	Calculation
Vessel Contracted Gross Revenue	$12.7 million	= (360 days × $35,400 contracted daily rate)
Plus: Vessel Profit Sharing Revenue	$0.9 million	= ($40,557 spot rate - $35,400 contract rate) × 50%
Less: Charter Commissions	($0.6 million)	=(4.75% × gross revenue)
Less: Operating Expenses	($2.7 million)	= (365 days × $7,500 per day)
Less: Depreciation Expense	($2.5 million)	= ($68.3 million - $6.3 million of scrap value) /25 years
Less: Corporate, General and Administrative Expenses	$0.0 million	Analysis does not assume any corporate, general and administrative expenses

Vessel Operating Income	$7.8 million

              The indicative sensitivity table below uses the same assumptions described above and varies only the estimated spot earnings per day for a range of historical rates based on third-party industry data. This indicative table illustrates the likelihood for volatility in vessel operating results. The first table describes a rate sensitivity for a vessel employed in the Spot Market, while the second table describes estimated annual revenue and estimated operating income for a Suezmax vessel employed on a contract for $35,400 per day and a profit share arrangement for 50% of the amount over which the Spot Market exceeds $35,400.

Suezmax Vessel Employed on the Spot Market (No Profit Sharing)
($ in millions, except Spot Rates which are shown as $/day)

	Spot Rate(1) ($/day)	Estimated Annual Gross Revenue	Estimated Annual Gross Revenue (incl. Profit Share)	Estimated Annual Vessel Operating Income
10 Year Average Spot Rate	$38,373	$13,814,400	$13,814,400	$7,938,716
5 Year Average Spot Rate	$40,557	$14,600,432	$14,600,432	$8,687,412
2009 Average Spot Rate	$20,242	$7,287,000	$7,287,000	$1,721,368
2010 YTD Average Spot Rate	$27,000	$9,720,000	$9,720,000	$4,038,800

Suezmax Vessel Employed on Contract with a Charter Rate of $35,400 per day and a 50% Profit Share Arrangement
($ in millions, except Spot Rates which are shown as $/day)

	Spot Rate(1) ($/day)	Estimated Annual Gross Revenue	Estimated Annual Gross Revenue (incl. Profit Share)	Estimated Annual Vessel Operating Income
10 Year Average Spot Rate	$38,373	$12,744,000	$13,279,200	$7,454,360
5 Year Average Spot Rate	$40,557	$12,744,000	$13,672,216	$7,847,376
2009 Average Spot Rate	$20,242	$12,744,000	$12,744,000	$6,919,160
2010 YTD Average Spot Rate	$27,000	$12,744,000	$12,744,000	$6,919,160

(1)
Source: Drewry.

THE INTERNATIONAL OIL TANKER AND DRYBULK SHIPPING INDUSTRIES

              All the information and data presented in this section, including the analysis of the various sectors of the oil tanker and drybulk shipping industries has been provided by Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Introduction

              The seaborne transportation industry is a vital link in international trade, with ocean going vessels representing the most efficient, and often the only means of transporting large volumes of basic commodities and finished products. Seaborne cargo is broadly categorized as either liquid or dry cargo. Liquid cargo includes crude oil, refined petroleum products, vegetable oils, gases and chemicals. Dry cargo includes drybulk cargo, container cargo, non-container cargo and other cargo.

              The following table presents the breakdown of global seaborne trade by type of cargo between 2000 and 2009.

World Seaborne Trade: 2000 to 2009

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	CAGR% 2000/2009	% Total Trade 2009
Major Bulks	1,249	1,303	1,344	1,410	1,502	1,602	1,749	1,884	1,951	1,894	4.7	24.0
Coal	539	587	590	619	650	675	769	833	830	753	3.8	9.5
Iron Ore	489	503	544	580	644	715	759	823	886	928	7.4	11.8
Grain	221	213	210	211	208	212	221	228	235	213	(0.4)	2.7
Minor Bulks	901	890	900	957	1,025	1,000	1,035	1,075	1,087	1,076	2.0	13.6

Total Dry Bulk	2,150	2,193	2,244	2,367	2,526	2,602	2,783	2,958	3,037	2,970	3.7	37.7
Container Cargo	620	645	726	824	947	1,043	1,145	1,284	1,340	1,183	7.4	15.0
Non Container Cargo	720	644	605	570	592	620	680	685	690	590	(2.2)	7.5

Total Dry Cargo	3,490	3,482	3,575	3,762	4,065	4,265	4,608	4,927	5,067	4,743	3.5	60.1
Crude Oil	1,661	1,684	1,667	1,770	1,855	1,855	1,933	1,984	1,970	1,952	1.8	24.7
Ref Products	451	475	486	491	526	576	658	717	728	724	5.4	9.2
Chemicals	128	133	141	144	178	194	204	214	208	211	5.7	2.7
Gases	168	171	176	193	203	213	231	244	243	258	4.9	3.3

Total Liquids	2,408	2,463	2,470	2,598	2,762	2,837	3,026	3,158	3,149	3,145	3.0	39.9

Total Seaborne	5,898	5,945	6,045	6,360	6,827	7,103	7,634	8,085	8,216	7,888	3.3	100.0

(1)
Compound annual growth rate.

Source: Drewry

              Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. Drybulk cargo is generally categorized as either major drybulk or minor drybulk. Major drybulk cargo constitutes the vast majority of drybulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor drybulk cargo includes commodities such as agricultural products (other than grain), mineral cargoes, cement, forest products and steel products and represents the balance of the drybulk industry. Other dry cargo is categorized as container cargo, which is shipped in 20- or 40-foot containers and includes a wide variety of either finished products, or non-container cargo, which includes other drybulk cargoes that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles.

Demand

              Demand for seaborne transportation is primarily determined by the volume of cargo transported and the distances over which that cargo is transported. Seaborne transportation demand is generally expressed in ton miles which is measured as the product of the volume of cargo carried (measured in metric tons) multiplied by the distance over which it is carried (measured in nautical miles). The distance component is generally the most variable element of ton mile demand. Two factors that affect demand for seaborne transportation are the demand for cargo and the geographical pattern of cargo movements.

              Seaborne trading distances are determined principally by the location of production and the efficient distribution of cargo for processing and consumption. Trading patterns are sensitive to both major geopolitical events and to small shifts, imbalances and disruptions in all stages of production, processing and delivery to the end-user. Seaborne trading distances are also a function of infrastructural factors, such as the availability of canal 'shortcuts', port capacity and inland distribution. Shipments over long distance routes, referred to as long-haul routes, have a significant impact on demand for seaborne transportation capacity per unit of cargo, and consequently, on vessel charter rates. Conversely, shipments from regions closer to destination ports, referred to as short-haul routes, result in shorter average voyage length and have a lesser impact on demand for seaborne transportation capacity.

              During times of rapid economic expansion, ton miles typically increase, as importing countries having absorbed all nearby production capacity and must source additional cargo requirements from further away, where spare production capacity still exists. This continues as long as the economic expansion persists, and until new production capacity near importing countries expands following a period of investment. Recent examples of this phenomenon are China purchasing iron ore from Brazil as opposed to nearby Australia, or China absorbing incremental crude oil production capacity from the Atlantic basin (Venezuela and West Africa) where such capacity exists instead of the nearby Middle East region. It takes time to expand mining or upstream capacity, and the rapidly industrializing and urbanizing economies of China and India are putting continuous pressure on global resources.

Supply

              Seaborne transportation supply is a function of the size of the fleet expressed in cargo carrying capacity. Supply of tankers and drybulk carriers is measured in deadweight tons, or dwt. The size of the fleet fluctuates as newly built vessels are delivered by shipyards and over-aged vessels are deleted from the fleet. Vessel deletions refer to vessels removed from the fleet by scrapping, accidents and conversions. Future seaborne transportation capacity can be estimated by adding newbuildings expected to be delivered from shipyards and subtracting the over-aged vessels expected to be deleted from the fleet over a specific period of time.

              However, deadweight capacity alone does not provide an adequately accurate measure of seaborne transportation capacity. These measurements do not include a number of factors, namely:

  •
  The difference between notional and operational capacity. Notional capacity refers to the maximum deadweight tons a vessel is designed to carry whereas operational capacity refers to the maximum deadweight tons vessels transport given standard cargo lots and a vessel's volumetric design limitations. For example standard cargo lots for VLCCs are in 2 million barrels of crude oil. The weight of that crude oil depending on its specific gravity may be equal to the vessels notional capacity of approximately 300,000 dwt but may also weigh approximately 270,000 dwt;

  •
  the ratio of days vessels are carrying cargo (referred to as being in "loaded" condition) to days vessels are traveling without cargo (referred to as being in "ballast" condition);

  •
  the number of vessels used as floating storage, on dry-dock, idled for repairs, awaiting to transit a canal or to load or discharge cargo (referred to as "port congestion"), in port for the loading or discharging operations, or otherwise not available or out of commission (referred to as being in "lay-up"); and

  •
  the speed at which vessels are traveling which is influenced by several factors including weather delays.

              Each of these factors affect the ton mile cargo carrying capacity of the fleet, which is the number of miles the fleet is capable of traveling with cargo, and the amount of cargo that can be carried over these miles and over a specific period of time. Ton mile cargo carrying capacity when measured against ton mile demand provides a more accurate indication of excess fleet capacity.

              The short-term supply of vessels is a function of the number of vessels available in a particular region of the world at a particular time, and may lead to short-term discrepancies in charter rates between geographic regions such as the Atlantic or Pacific basin. Weather delays caused by hurricanes or high seas also affect the short-term supply of vessels. Another factor which can affect the short-term supply of vessels is the number of combination carriers (vessels capable of carrying crude oil and drybulk cargoes) used in transporting crude oil or drybulk cargoes.

Charter Rates

              Charter rates are primarily driven by changes in the surplus or deficit of vessel supply versus demand for seaborne transportation capacity. Furthermore, trends of appreciating or declining charter rates are broadly reflected, albeit in varying degrees, across spot and period charters and among different vessel size categories. At times, other factors such as port congestion, weather or strikes may influence spot charter rates for a short period of time.

              In the spot charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees. In general, a larger cargo lot will be quoted at a lower rate per ton than a smaller cargo lot due to the economies of scale provided by larger vessels. Routes with costly port or canal dues generally command higher rates per ton than routes with low port dues and no canals to transit to compensate the shipowner for the additional voyage expenses incurred. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region that includes ports where vessels load cargo also are generally quoted at lower rates since they increase vessel utilization by reducing the unloaded portion. This is because voyage results are calculated on the basis that the vessel will perform a round trip commencing from a starting point, sailing loaded to the discharge port, the laden leg (the freight earning portion of the trip) and returning to the starting point unloaded, the ballast leg (the non earning portion of the trip).

              In the period charter market, rates vary depending on the length of the charter period and vessel-specific factors such as cargo carrying capacity, age, speed, and fuel consumption. Period charter rates, particularly those for longer periods, are influenced by the expectation that rates over time revert to mid-cycle (average) rates. As a result, in general, and particularly during strong charter markets, spot charter rates are higher than rates for short period charters which in turn are higher compared to those for longer periods. During periods of weak charter markets spot charter rates may be lower than rates for short period charters which in turn may be lower compared to those for longer periods. The availability of period charters is higher among small and medium sized vessels compared with larger vessels due to the flexibility of the former to transport various cargoes over numerous short-haul routes and many different ports.

              Charter rates among the various sectors of the seaborne transportation industry are influenced by demand and supply factors that are particular to each sector.

Vessel Values

              Values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates vessel values tend to appreciate and vice versa. However vessel values are also influenced by other factors depending on a vessel's age. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel. In addition values for younger vessels tend to fluctuate less on a percentage—not a nominal—basis than values for older vessels. This is attributed to the finite useful economic life of vessels which makes the price of younger vessels with a commensurably longer remaining economic life less susceptible to the level of prevailing and expected charter rates in the foreseeable future while prices of older vessels are influenced more since their remaining economic life is limited beyond the foreseeable future. Vessel values are determined on a daily basis in the sale and purchase (or "S&P") market where vessels are sold and bought through specialized sale and purchase brokers who report these transactions to participants in the seaborne transportation industry on a regular basis. The sales and purchase market for vessels is therefore transparent and quite liquid with a large number of vessels changing hands on an annual basis as depicted in the table below.

Reported 2009 Sale & Purchase Transactions

Sector	No. of Vessels	DWT (millions)	% of Fleet (dwt)
Drybulk Carriers	657	38.3	8.7%
Tankers	175	18.3	5.1%

Total	832	56.6	7.1%

Source: Drewry

Volatility

              Charter rates and values for all vessels are strongly influenced by the supply of and demand for seaborne transportation capacity. Marginal changes in the surplus or deficit of vessel supply versus demand have historically led to relatively substantial fluctuations in charter rates and vessel values. However, these incremental changes in the supply of and demand for seaborne transportation capacity result in fluctuations in charter rates and vessel values that are directly proportional among vessel size categories. In order to benefit from economies of scale, charterers will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes. As a result charterers prefer to use large vessels for long-haul routes to reduce unit transportation costs and charter smaller vessels for short-haul routes.

              Larger vessels exhibit higher charter rate and consequently higher vessel value volatility compared with smaller vessels due to the larger volume of cargo shipped on board, their reliance on a few key commodities, and long-haul routes among a small number of ports. For example, Very Large Crude Carriers, or VLCCs, transport only one commodity: crude oil. These vessels may load two million barrels, which is three times the cargo carrying capacity of an Aframax tanker. However, due to their size there are a small number of ports that may accommodate VLCCs. Conversely, smaller volume of cargo shipped on board, flexibility to transport various cargoes over numerous short-haul routes and among many different ports results in higher utilization rates for smaller vessels. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.

Aframax Tanker TCE Rate Volatility (2000 – 2009)
(US$/Day)

Source: Drewry

Panamax Drybulk Carrier TCE Rate Volatility (2002 – 2009)
(US$/Day)

Source: Drewry

              Period charter rates are less volatile than spot charter because period charter rates reflect forward market expectations over a longer period of time, ranging from more than three months to several years. In the spot market, charter rates tend to reflect the immediate fluctuations and underlying conditions in vessel supply and demand, and are thus prone to higher volatility. Period charter rates, particularly those for longer periods, are influenced by the expectation that rates over time revert to mid-cycle (average) rates. As a result, during periods of high spot charter rates, period charter rates are lower the longer the period and during periods of low spot charter rates, period charter rates are higher the longer the period.

Cumulative Difference between One Year Time Charter Rate and
Six-month Moving Average of One Year Time Charter Rate

Source: Drewry

Newbuilding

              Global shipbuilding is concentrated in Japan, South Korea and, more recently, China. This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building in other parts of the world. These three countries collectively account for approximately 80% of the world's newbuilding capacity. Vessels are constructed at shipyards of varying size and technical sophistication. Although there are many exceptions to this rule, drybulk carriers are generally considered to be the least technically sophisticated. As such, shipyards tend to extract the smallest margin for their construction. Tankers, and to a larger extent container vessels and liquefied natural gas carriers, are respectively more profitable for shipyards with the requisite size and technical sophistication to build.

              Newbuilding prices rose steadily between 2004 and mid 2008 owing to high levels of new ordering, shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders' costs as a result of increasing steel prices and the weakening U.S. Dollar. However, prices have since weakened in the wake of the market downturn as illustrated by the following chart.

Newbuilding Prices: US$ Millions

Source: Drewry

              Currently, it takes from 30 to 36 months from the date of signing a newbuilding contract to the date a shipowner takes delivery of the vessel from the shipyard. The actual construction of a vessel takes place in 9 to 12 months and is highlighted by 5 stages, namely: contract signing, steel cutting, keel laying, launching and delivery. Each of these stages is usually associated with an installment to the shipyard. The difference between the time it takes for a vessel to be delivered and the time it is actually under construction is the result of the current shortage of newbuilding berths.

Tanker Orderbook as % of Fleet

Source: Drewry

Drybulk Orderbook as % of Fleet

Source: Drewry

              The current orderbook represents a significant percentage of the existing world fleet. However, it is clear that in tandem with the growth in the size of the overall orderbook, deliveries are being spread out over a much longer period of time. As illustrated by the bar chart below, at the end of 2003 approximately 80% of the then current drybulk orderbook was due to be delivered in less than twelve months. A similar picture is also evident for oil tankers.

Orderbook By Scheduled Period of Delivery
(Percent)

Source: Drewry

Scrapping

              In the absence of legislation mandating an earlier phase-out, vessels are typically scrapped as they become uneconomical to operate. The number of ships removed from the fleet in any period is dependent upon prevailing and prospective charter market conditions, the age profile of the existing fleet, and the price for scrap steel. The larger the number of over-aged vessels (usually considered 25 years or older), the higher the likelihood a charter market downturn will lead to substantial scrapping activity. At times of high charter rates, scrapping activity is diminished since ship owners prefer to extend the useful economic life of their vessels. Scrapping is carried out by teams of breakers with equipment such as blow-torches and oxy-acetylene steel cutters once the vessel has been purposefully beached. The value of the vessel depends on the local steel price and the amount and quality of steel recoverable. The amount of steel recoverable in a vessel is referred to as the vessel's lightweight measured in tons (the physical weight of the ship). The value of a vessel to a breaker is determined by multiplying the vessel's lightweight times the price of scrap steel. Historically, the price of scrap steel has averaged around $150 per ton.

              Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful economic life than to upgrade the vessel to maintain it "in-class." A vessel is deemed to be "in-class" if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society. Every five years, a vessel is required to pass a detailed survey (referred to as a special survey) of its condition by a classification society in order to continue to be certified as being "in-class". Customers, port authorities, lenders, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel's seaworthiness.

              Generally, as a vessel ages, its operational efficiency declines due to rising maintenance requirements to the point where it becomes unprofitable to keep the vessel in operation. As vessels age, the work required to maintain them "in-class" is more expensive. For example, older vessels often require large sections of their hull to be replaced as they age, which is very expensive. When vessels reach approximately 25 years of age, the costs of conducting their 5th special survey and performing associated repairs may not be economically warranted.

              The average age at which oil tankers have been scrapped over the last five years is 26, while for drybulk carrier has it has been 30 years. Furthermore, a number of well-maintained vessels have continued to operate past the age of 30.

Fleet Age Profiles & Vessel Scrapping

	Low/Average/High	Current Fleet Jan 10			Scrapping 2000 – 2009 M Dwt
	Scrapping Age Yrs 2000 – 2008	Avg Age Years	% +20 Years	% +25 Years	Peak Year	Low Year	Average
Drybulk Carriers	28/30/33	16	27.5%	17.8%	9.5	0.3	3.2
Tankers	26/26/27	11	8.6%	3.3%	18.5	3.0	9.2

Source: Drewry

Ownership

              Seaborne transportation services are primarily provided by independent ship owners, public shipping companies, and operators of shipping pools or vessels chartered from other owners, industrial companies and commodity traders. As a result, ownership is highly fragmented, with no single owner controlling more than 10% of the respective sector of the seaborne transportation industry. For example, ownership of drybulk vessels was divided among over 1,400 independent drybulk vessel owners as of January 2010. Ownership in certain specialized sectors of the seaborne transportation industry (such as car carriers or liquefied natural gas carriers) is less fragmented.

Fleet Ownership: January 2010

	Owner or Operators
Market Share Statistics	Largest (% share)	Top 5 (% share)	Top 10 (% share)	Total	Average Number of Ships
Drybulk Carriers	6.3%	21.4%	30.9%	1,790	4.0
Tankers	3.6%	13.6%	22.8%	637	5.0

Source: Drewry

Oil Tanker Shipping

Oil Tanker Demand

              Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Tanker demand is generally expressed in ton miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles). Among the factors that affect demand for tankers is the volume of demand for crude oil and refined petroleum products, as well as the geographical pattern of oil movements. Demand for crude oil and refined petroleum products is in turn affected by a number of factors including general economic conditions (including increases and decreases in industrial production), oil prices, environmental concerns, weather conditions, and competition from alternative energy sources. The following table sets out information regarding annual crude oil demand in each region or country indicated in the table between 2000 and 2009.

 World Oil Consumption: 2000 – 2009
(Million Barrels Per Day)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009p	CAGR 00 – 09%
North America	24.0	24.0	24.1	24.5	25.3	25.5	25.4	25.5	24.2	23.2	(0.38)%
Europe	15.1	15.3	15.3	15.4	15.6	15.5	15.5	15.3	15.4	14.6	(0.37)%
Pacific	8.6	8.7	8.6	8.7	8.5	8.6	8.5	8.4	8.1	7.7	(1.22)%

Total OECD	47.8	47.9	48.0	48.7	49.5	49.7	49.4	49.2	47.6	45.5	(0.55)%
Former Soviet Union	3.6	3.7	3.5	3.6	3.7	3.8	3.9	4.2	4.2	3.9	0.89%
Europe	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.00%
China	4.8	4.7	5.0	5.6	6.4	6.6	7	7.6	7.9	8.5	6.56%
Asia (excluding China)	7.3	7.6	7.9	8.1	8.6	8.8	8.9	9.5	9.7	9.9	3.44%
Latin America	4.9	4.9	4.8	4.7	4.9	5.0	5.2	5.7	5.9	6.0	2.28%
Middle East	4.7	5.2	5.4	5.4	5.8	6.1	6.5	6.5	7.1	7.2	4.85%
Africa	2.4	2.6	2.7	2.7	2.8	2.9	3.0	3.1	3.2	3.2	3.25%

Total Non-OECD	28.5	29.4	30	30.7	32.7	34.1	35.1	37.3	38.7	39.4	3.66%

World Total	76.2	77.3	78	79.4	82.2	83.6	84.6	86.5	86.3	84.9	1.21%

P = provisional
Source: Drewry—derived from industry sources

              Seasonal trends also affect world oil consumption and consequently oil tanker demand. While trends in consumption do vary with season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States

              As demonstrated by the table above, the main driver for growth in demand has been increased demand from Asian economies, in particular China.

              In recent years, Asia has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. Production and exports from the Middle East have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the relatively long distances between this supply source and typical destination ports. Oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions historically has had less of an impact on the demand for larger vessels while increasing the demand for vessels in the Handy, Panamax and Aframax market segments.

              The chart below illustrates changes in global seaborne movements of crude oil and refined petroleum products (expressed in millions of tons) between 1980 and 2009.

Oil Trade Development: 1980 – 2009
(Million Tons)

Major Seaborne Oil Trades

Source: Drewry

Oil Tanker Demand: 2000 – 2009
(Million Tons/Billion Ton miles)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	CAGR 00 – 09%
Trade—Million Tons
Seaborne Trade—Crude Oil	1,661	1,684	1,667	1,770	1,855	1,885	1,933	1,984	1,970	1,952	1.81%
Seaborne Trade—Refined Prod	451	475	486	491	526	576	658	717	728	724	5.40%
Total Seaborne Trade	2,112	2,159	2,153	2,261	2,462	2,590	2,701	2,698	2,676	2,676	2.66%
Demand—Billion Ton Miles
Ton Mile Demand—Crude Oil	7,220	7,528	7,140	7,814	8,504	9,299	9,562	9,719	9,149	8,976	2.45%
Ton Mile Demand—Products	1,583	1,733	1,572	1,853	2,226	2,886	3,021	3,233	3,380	3,320	8.58%
Total Ton Mile Demand	8,803	9,261	8,712	9,667	10,730	12,185	12,583	12,952	12,529	12,296	3.78%

Source: Drewry

              The following table shows the trade routes on which selected sizes of tankers are likely to be employed.

Oil Tankers—Typical Deployment by Size Category

Refined Petroleum Products/Crude Oil
Area	Trade Route	Haul	Handy	Panamax	Aframax	Suezmax	VLCC

	MEG(1) Far East						X
	MEG North America	Long					X
Inter-	MEG Europe(4)						X
Regional	WA(2) North America				X	X	X
	MEG Europe					X
	WA Europe	Medium			X	X
	NS(3) North America				X
	MEG Pacific Rim				X
Intra- Regional	North Caribbean Mediterranean Indo-Pacific		X	X	X
Local	Various	Short	X
(1)
MEG stands for Middle East Gulf

(2)
WA stands for West Africa

(3)
NS stands for North Sea

(4)
Long haul via Cape of Good Hope for VLCCs, medium haul since Suezmaxes may transit the Suez Canal fully laden

Source: Drewry

Oil Tanker Supply

              The world oil tanker fleet is generally divided into five major types of vessel classifications, based on vessel carrying capacity. Additionally, the tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil ("dirty" products), and product tankers that carry refined petroleum products ("clean" products) such as gasoline, jet fuel, kerosene, naphtha and gas oil. Product tankers do not form a distinct vessel classification, but are identified on the basis of various factors, including technical and trading histories. While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel's tank must be cleaned prior to loading a different cargo type.

              The main fleet categories are Very Large Crude Carrier (VLCC), Suezmax, Aframax, Panamax and Handy oil tankers.

Category	Size Range—Dwt
Handy	10 – 49,999
Panamax	50 – 79,999
Aframax	80 – 119,999
Suezmax	120 – 199,999
VLCC	200,000 +

              In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes. The main tanker vessel types are:

              VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt. VLCCs carry the largest percentage of crude oil, typically on long-haul voyages, although port constraints limit their trading routes. For example, only a few U.S. ports, such as the Louisiana Offshore Oil Port, are capable of handling a fully laden VLCC. VLCCs generally trade on long-haul routes from the Middle East to Asia, Europe and the U.S. Gulf or the Caribbean. Vessels in excess of 320,000 dwt are sometimes known as Ultra Large Crude Carriers, or ULCCs.

              Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 199,999 dwt. Suezmax tankers are engaged in a range of crude oil trades, most usually from West Africa to the United States, the Gulf of Mexico, the Caribbean or Europe, within the Mediterranean, or within Asia.

              Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 119,999 dwt. Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.

              Panamax tankers, with an oil carrying capacity of 50,000 to 79,999 dwt. Panamax tankers represent a more specialized trading sphere by generally taking advantage of port restrictions on larger vessels in North and South America and, therefore, generally trade in these markets.

              Handy tankers, comprising both Handysize tankers and Handymax tankers, with an oil cargo carrying capacity of less than 50,000 dwt but more than 10,000 dwt. Handy tankers trade on a variety of regional trade routes carrying refined petroleum products and crude oil on trade routes not suitable for larger vessels. While larger size vessels, generally Aframax and above, typically carry only crude oil, a number of such tankers have the capability to carry refined petroleum products and some chemicals. As such, some of these vessels will also be included within the chemical fleet. However, handy tankers carry the majority of refined petroleum products, with more than 90% of vessels in this size range transporting clean products.

Oil Tanker Fleet

              The supply of tankers is measured in deadweight tons, or dwt. The supply of tanker capacity is determined by the age and size of the existing global fleet, the number of vessels on order, also known as newbuildings, the number of ships removed from the fleet by scrapping and international regulations. Other factors which can affect the short-term supply of tankers include the number of combined carriers (vessels capable of trading wet and dry cargoes) trading in the oil market and the number of tankers in storage, dry-docked, awaiting repairs or otherwise not available or out of commission (collectively, "lay-up" or total inactivity).

              As of January 31, 2010, the world fleet of oil tankers consisted of 3,214 vessels, totaling 374 million dwt in capacity.

              The following table presents the world oil tanker fleet by size.

Oil Tanker Fleet—January 31, 2010

Size Category	Deadweight Tons (dwt)	Number of Vessels	% of Fleet	Capacity (million dwt)	% of Fleet
VLCC	>200,000	544	16.9	162.8	43.5
Suezmax	120,000 – 199,000	393	12.2	60.2	16.1
Aframax	80,000 – 119,000	829	25.8	87.1	23.3
Panamax	50,000 – 79,999	457	14.2	31.1	8.3
Handy	10,000 – 49,999	991	30.8	32.8	8.8

Total		3,214	100.0	374.0	100.0

Source: Drewry

Oil Tanker Orderbook

              As of January 31, 2010 the tanker orderbook amounted to 762 ships of 115.3 million dwt, equivalent to 30.9% of the current fleet.

Oil Tanker Orderbook ('000 dwt)—January 31, 2010

	2010		2011		2012		2013		2014		2015		Total
															% of fleet
Size	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt
10 – 50,000	67.4	2,664	46.6	1,860	11	487	0	0	0	0	0	0	125	5,011	15.3%
50 – 80,000	41.2	2,707	58.8	4,002	14	848	7	452	2	144	0	0	123	8,153	26.2%
80 – 120,000	91.6	10,072	75.4	8,281	13	1,458	3	330	2	220	4	420	189	20,781	23.9%
120 – 200,000	55.8	8,812	49.2	7,710	18	2,848	2	316	0	0	0	0	125	19,685	32.7%
200 – 320,000	68.2	21,008	84.8	25,930	23	7,187	4	1,224	0	0	0	0	180	55,349	35.0%
320,000+	0	0	2	640	15	4,809	1	320	2	640	0	0	20	6,409	135.4%

Total	324.2	45,264	316.8	48,422	94	17,637	17	2,642	6	1,004	4	420	762	115,389	30.9%

Source: Drewry

Oil Tanker Orderbook ('000 Dwt) by Delivery Date: January 2010
(By Scheduled Year of Delivery)

Source: Drewry

              Based on scheduled delivery dates, more than 45 million dwt of new tonnage is due to be delivered in 2010 and 2011 respectively. This assumes that all ships on order are delivered on time, which is unlikely to be the case as a combination of problems in securing financing for newbuildings plus operational delays at shipyards has increased late delivery or slippage rates and in some cases increased the number of newbuilding cancellations. In 2009 for example, actual deliveries amounted to just under 38 million dwt, whereas at the start of 2009 scheduled deliveries for the year amounted to 51.7 million dwt. Hence, there was a comparatively high rate of slippage in 2009.

              Furthermore, not all of the 115 million dwt that is currently on order will have financing in place and the funding requirement for this orderbook will amount to several hundred billion dollars. Problems in securing access to financing could also result in delays in deliveries of ships from the orderbook.

Oil Tanker Orderbook—Construction Location: January 2010

Source: Drewry

Oil Tanker Age Profile: January 2010

Source: Drewry

Oil Tanker Scrapping

              As the tanker fleet ages, an increasing number of vessels are scrapped as they become uneconomical to operate or forbidden to trade because of environmental laws which effectively limit the trading life of older tonnage and single hull tankers in particular. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age. In response to weak market conditions, demolition increased significantly in 2009, as shown in the following chart.

Oil Tanker Scrapping: 2000 – 2010
('000 dwt)

2010= January only
Source: Drewry

              In many cases, particularly when tankers reach approximately 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel in-class may not be economically efficient. In addition, according to the revised Marpol (the IMO International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (MARPOL 73/78)). Regulation 13G, single hull tankers should be phased out or converted to a double hull by the dates established by the revised regulation. However, the regulation allows the flag state of a given vessel to permit continued operation of category 2 (an oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying oil other than the above) or category 3 tankers (an oil tanker of 5,000 dwt and above but less than that specified for a Category 2 type oil tanker) beyond their phase-out dates, in accordance with the schedule, subject to satisfactory results from the Condition Assessment Scheme. Nonetheless, the continued operation of single hulls must not go beyond the anniversary of the date of delivery of the ship in 2015 or the date on which the ship reaches 25 years of age after the date of its delivery, whichever is earlier.

The Charter Market

              Worldscale is the tanker industry's standard reference for calculating freight rates, and its aim is to make the business of fixing tankers quicker, easier and more flexible.

              Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity, it does not vary too much in quality and it is relatively easy to transport by a variety of methods. This, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea. The cargo owner therefore requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a solution to this problem by providing a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.

              TCE, or time charter equivalent, is the figure that describes the earnings potential of any voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which takes all expenses (port costs, bunkers and commission) out from the gross revenue. This leaves a net profit which is divided by the total voyage days (at sea and in port) to give a daily TCE rate.

              Tanker charter hire rates and vessel values for all tankers are strongly influenced by the supply and demand for tanker capacity. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market compared to the tanker market as a whole. The Handy segment has generally been less volatile than other market segments because these vessels mainly transport refined petroleum products that are not subject to the same degree of volatility as the crude oil market.

              In general terms, time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility.

              From 2005 to 2007 rates for all sizes of oil tankers rose quite steeply, reflecting the fact that buoyant demand for oil and increased sea-borne movements of oil generated additional demand for tanker capacity. This led to a much tighter balance between vessel demand and supply. However, as the world economy weakened in the second half of 2008 demand for oil also fell and had a negative impact on tanker demand and freight rates.

              Time charter rates normally follow the broad trend set by the overall spot market, although the movement in rates is usually less volatile.

Oil Tanker One Year Time Charter Rates: 2000 – 2010
(US$/Day Period Averages)

DWT	30,000	45,000	65 – 70,000	90 – 95,000	150,000	280,000
2000	12,500	14,000	14,900	18,900	27,000	35,300
2001	15,583	17,563	22,819	23,125	30,500	37,958
2002	11,417	13,288	16,492	16,896	17,750	23,458
2003	13,267	14,846	18,605	19,146	26,104	33,604
2004	15,629	19,029	24,449	29,500	37,875	53,900
2005	18,854	25,271	28,933	35,021	42,292	60,125
2006	21,417	26,792	29,100	35,233	42,667	55,992
2007	22,000	24,500	30,408	33,143	43,042	53,333
2008	21,438	23,092	28,525	34,708	46,917	74,662
2009	9,700	14,850	16,338	19,663	27,825	38,533
Jan 2010	9,900	11,000	14,100	17,900	23,600	33,000

Source: Drewry

Oil Tanker One Year Time Charter Rates: 1996 – 2010
(US$/Day)

Source: Drewry

Vessel Prices

              Higher tanker freight rates during 2005 to 2007 stimulated significant new vessel ordering and similar conditions occurred in other shipping sectors, notably on the drybulk and container sectors. In addition, newbuilding demand was also strong for liquefied natural gas, or LNG, carriers and other specialized ship categories. As a result, the orderbook for all commercial cargo carrying vessels at the start of 2010 is near record levels, although very few orders were placed in 2009 due to the weak state of most shipping markets.

              Newbuilding prices for all vessel types increased significantly during 2005 to 2008, due to a combination of rising demand, shortage in berth space and rising raw material costs, especially the price of steel. However, in 2009 newbuilding prices weakened in the face of the downturn in the freight markets, although it has to be said that with so few orders it is very difficult to gauge exact price levels. The trend in indicative newbuilding prices for a range of oil tankers is shown in the following chart.

              The steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices in the secondhand vessel market. The chart illustrates the movements of prices (expressed in US$ million) for second hand (5 year old) oil tankers between 2000 and January 2010.

              With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for oil tankers available for early delivery was at a premium and secondhand prices rose steadily from 2004 until the middle of 2008. In some instances, the market witnessed secondhand prices for five-year-old oil tankers reaching levels higher than those for comparably sized newbuildings. However, this situation was temporary and with the downturn in freight rates secondhand values for tankers have fallen throughout the whole of 2009.

Oil Tanker Newbuilding Prices: 2000 – 2010
(US$ Million)

Source: Drewry

Oil Tanker Newbuilding Prices: 2000 – 2010
(US$ Million)

Vessel Class dwt	Handysize— Products 30,000	Handysize— Products 50,000	Panamax— Products 70,000	Aframax— Crude 95,000	Suezmax— Crude 150,000	VLCC 280,000
2000		31.5	36.5	41.0	49.5	76.0
2001		27.0	33.5	38.0	47.0	72.0
2002		26.5	31.0	36.0	44.0	66.0
2003	28.5	30.5	34.5	40.0	52.0	73.0
2004	34.0	39.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	50.0	65.0	78.0	128.0
2007	46.0	54.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	42.5	52.0	62.0	101.0
Jan-10	30.0	34.5	41.0	50.0	60.0	97.0

Source: Drewry

Oil Tanker Secondhand Prices—5 Year Old Vessels: 1999 – 2010
(US$ Million)

Source: Drewry

Oil Tanker Secondhand Prices—5 Year Old Vessels: 2000 – 2010
(US$ Million)

Vessel Class dwt	Handysize— Products 50,000	Panamax— Products 70,000	Aframax— Crude 95,000	Suezmax— Crude 150,000'	VLCC 280,000
2000	25.5	34.0	36.5	44.0	70.0
2001	25.0	30.5	34.5	41.5	63.0
2002	21.5	25.0	29.5	39.0	55.0
2003	29.5	29.0	37.0	47.0	70.0
2004	42.0	45.5	57.0	73.0	112.0
2005	45.5	46.5	58.0	75.0	110.0
2006	47.5	48.0	63.0	77.0	115.0
2007	52.0	59.0	68.5	91.5	130.0
2008	42.0	46.0	55.0	77.0	110.0
2009	24.0	32.5	38.0	53.0	77.5
Jan-10	25.5	34.0	40.0	56.0	82.0

Source: Drewry

Drybulk Shipping

Drybulk Trade

              Drybulk trade is influenced by the underlying demand for the drybulk commodities which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine drybulk transportation services. The following chart demonstrates the change in world drybulk trade between 2000 and 2009. Based on the data in the chart below drybulk trade increased at a CAGR of 1.2% in the 1980s; 2.4% in the 1990s and 3.7% in the period 2000 to 2009.

Drybulk Trade Development: 1980 – 2009
(Million Tons)

P = provisional
Source: Drewry

              Historically, certain economies have acted as the primary drivers of drybulk trade. In the 1990s, Japan was the driving force of increases in ton miles, when buoyant Japanese industrial production stimulated demand for imported drybulk commodities. More recently, China and, to a lesser extent, India, have been the main drivers behind the recent increase in seaborne drybulk trade, as high levels of economic growth have generated increased demand for imported raw materials.

              The following table illustrates China's and India's GDP growth rates compared to those of the United States, Europe, Japan and the world during the periods indicated.

Real GDP Growth: 2000 – 2009
(% change previous period)

GDP	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009p
Global Economy	4.8	2.4	3.0	4.1	5.3	4.4	4.9	5.0	2.8	(1.1)
USA	3.8	0.3	1.6	2.7	3.9	3.1	2.7	2.1	0.4	(2.5)
Europe	3.4	1.7	1.1	1.1	2.1	1.8	3.1	2.7	0.6	(4.0)
Japan	2.8	0.4	(0.3)	1.8	2.7	1.9	2.0	2.4	(1.2)	(5.4)
China	8.0	7.5	8.3	10.0	10.1	10.4	11.6	13.0	9.6	8.7
India	5.1	4.4	4.7	7.4	7.0	9.1	9.9	9.3	7.5	6.0

P = provisional
Source: Drewry

              The impact of the rapid expansion of Asian economies on drybulk trade growth can be seen below. In the 1990s, the average CAGR in seaborne trade was 2.8%, but in the period 2000 – 2009, the average annual rate jumped to 3.74%.

              The following is an overview of changes in seaborne trade in major and minor bulk cargoes in the period 2000 to 2009.

Drybulk Seaborne Trade by Commodity: 2000 – 2009
(Million Tons)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009p	CAGR% 2000/2009
Coal	539	587	590	619	650	675	769	833	830	753	3.8
Iron Ore	489	503	544	580	644	715	759	823	886	928	7.4
Grain	221	213	210	211	208	212	221	228	235	213	(0.4)
Minor Bulks	901	890	900	957	1,025	1,000	1,035	1,075	1,087	1076	2.0

Total	2,150	2,193	2,244	2,367	2,526	2,602	2,783	2,958	3,037	2,970	3.7

(1)
Compound annual growth rate.

P = provisional
Source: Drewry

Coal

              Asia's rapid industrial development has contributed to strong demand for coal, which accounted for roughly a third of the total growth of seaborne drybulk trade between 2000 and 2009. Coal is divided into two main categories: thermal (or steam) and coking (or metallurgical). Thermal coal is used mainly for power generation, whereas coking coal is used to produce coke to feed blast furnaces in the production of steel.

              Expansion in air-conditioned office and factory space, along with industrial use, has increased demand for electricity, of which nearly half is generated from coal-fired plants, thus increasing demand for thermal coal. In addition, Japan's domestic nuclear power generating industry has suffered from safety problems in recent years, leading to increased demand for oil, gas and coal-fired power generation. Furthermore, the high cost of oil and gas has led to increasing development of coal-fired electricity plants around the world, especially in Asia. Coking coal is of higher quality than thermal coal (i.e. more carbon and fewer impurities) and its price is both higher and more volatile. Future prospects are heavily tied to the steel industry.

              Increases in steam coal demand have been significant, as both developed and developing nations require increasing amounts of electric power. The main exporters of coal are Australia, South Africa, Russia, Indonesia, United States, Colombia and Canada. The main importers of coal are Europe, Japan, South Korea, Taiwan, India and China. Coal is transported primarily by Capesize and Panamax vessels.

Iron Ore

              Iron ore is used as a raw material for the production of steel, along with limestone and coking (or metallurgical) coal. Steel is the most important construction and engineering material in the world. In 2008, approximately 886 million tons of iron ore were exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

              Chinese imports of iron ore have grown significantly due to increased steel production in the last few years and have been a major driving force in the drybulk sector. In 2009, Chinese iron ore imports increased by approximately 37.4% to 610.1 million tons and despite the downturn in the world economy and global trade.

 Chinese Seaborne Iron Ore Imports: 2000 – 2009
(Million Tons)

Source: Drewry

              Chinese imports of iron ore have traditionally come primarily from Australia, Brazil and India. Since 2000, the shares of Indian and Brazilian imports have increased. Australia and Brazil together account for approximately two thirds of global iron ore exports. Although both have seen strong demand from China, Australia continues to benefit the most from China's increased demand for iron ore. India is also becoming a major exporter of iron ore. Unlike Australia and Brazil, which tend to export primarily in the larger Capesize vessels, much of India's exports are shipped in smaller Panamax, Supramax and Handymax vessels.

              The following chart shows how Chinese market share of world iron ore seaborne trade developed between 2000 and 2009.

World Seaborne Iron Ore Trades and Chinese Market Share: 2000 – 2009

Source: Drewry

              The growth in iron ore trades is closely linked to trends in global steel production. World steel production rose steadily between 2000 and 2009, as did Chinese market share, as indicated by the chart below.

World Steel Production and Chinese Market Share: 2000 – 2009

Source: Drewry

              Globally, Chinese steel production and consumption was the principal driver of the drybulk shipping boom. From about 127 million tons of crude steel output in 2000, Chinese production increased to approximately 498 million tons in 2009.

Grains

              Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans and cotton seeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as food for livestock.

              Global grain production is dominated by the United States. Argentina is the second largest producer, followed by Canada and Australia. International trade in grains is dominated by four key exporting regions: North America, South America, Oceania and Europe (including the former Soviet Union). These regions collectively account for over 90% of global exports. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

              Historically, international grain trade volumes have fluctuated considerably as a result of regional weather conditions and the long history of grain price volatility and government interventionism. However, demand for wheat and coarse grains are fundamentally linked in the long-term to population growth and rising per capita income.

Minor Drybulks

              The balance of drybulk trade, minor drybulks, can be subdivided into two types of cargo. The first type includes secondary drybulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement. The second type is neo-bulks, which include non-free flowing or part manufactured cargo that is principally forest products and steel products, including scrap.

Major Drybulk Carrier Routes

              Drybulk carriers are one of the most versatile elements of the global shipping fleet in terms of employment alternatives. They seldom operate on round trip voyages with high ballasting times. Rather, the norm is often triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation, and increases in long-haul shipments will have greater impact on overall vessel demand.

              The following map represents the major global drybulk trade routes:

Major Drybulk Seaborne Trades

Source: Drewry

Demand for Drybulk Vessels

              Globally, total seaborne trade in all drybulk commodities increased from 2.15 billion tons in 2000 to 2.97 billion tons in 2009, representing a CAGR (compound average growth rate) of 3.7%. Another industry measure of vessel demand is ton miles, which is calculated by multiplying the volume of cargo moved on each route by the distance of such voyage. Between 2000 and 2009, ton mile demand in the drybulk sector increased to 15.3 billion ton miles, equivalent to a CAGR of 3.6%. The following table illustrates this measure, broken down by the main cargo types.

Drybulk Vessel Demand: 2000 – 2009
(Billion Ton miles)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009p	CAGR(1) 2000/2009%
Coal	2,831	3,082	3,115	3,250	3,412	3,544	3,842	4,166	4,151	3,830	3.4
Iron Ore	2,690	2,766	2,990	3,193	3,525	3,899	4,098	4,443	4,782	5,011	7.2
Grain	1,161	1,118	1,103	1,108	1,089	1,113	1,161	1,196	1,231	1,128	(0.3)
Minor Bulks	4,457	4,404	4,452	4,724	5,059	4,927	5,096	5,289	5,354	5,296	1.9

Total	11,138	11,371	11,641	12,274	13,086	13,728	14,197	15,094	15,518	15,265	3.6

(1)
Compound annual growth rate.

P = provisional
*  includes ton-mile demand for ships below 10,000 dwt.
 Source: Drewry

Seasonality

              Two of the three largest commodity drivers of the drybulk industry, coal and grains, are affected by seasonal demand fluctuations. Thermal coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is also seasonal and is driven by the harvest cycle of the northern and southern hemispheres. However, with four nations and the European Union representing the largest grain producers (the United States, Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year. In 2009 seasonal trading patterns were also disrupted due to Chinese iron ore price negotiations. Taken as a whole, seasonal factors mean that the market for drybulk vessels is often stronger during the winter months.

Drybulk Vessel Supply

              The world drybulk fleet is generally divided into six major categories, based on a vessel's cargo carrying capacity. These categories consist of: Very Large Ore Carrier (VLOC), Capesize, Post Panamax, Panamax, Handymax and Handysize.

Category	Size Range – Dwt
Handysize	10 – 39,999
Handymax	40 – 59,999
Panamax	60 – 79,999
Post Panamax	80 – 109,999
Capesize	110 – 199,999
VLOC	200,000 +
  •
  Handysize.  Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, ships of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well-suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

  •
  Handymax.  Handymax vessels have a carrying capacity of between 40,000 and 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk carriers are ships between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk carriers. Hence, the earnings potential of a Supramax drybulk carrier, when compared to a conventional Handymax vessel of 45,000 dwt, is greater.

  •
  Panamax.  Panamax vessels have a carrying capacity of between 60,000 and 79,999 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels.

  •
  Post Panamax  (sometimes known as Kamsarmax). Typically between 80,000 and 109,999 dwt, they tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. They have been designed specifically for loading high cubic cargoes from draught restricted ports. This type of vessel cannot transit the Panama Canal. The term

    Kamsarmax stems from Port Kamsar in Guinea, where large quantities of bauxite are exported from a port with only 13.5m draught and a 229m LOA restriction, but no beam restriction.

  •
  Capesize.  Capesize vessels have carrying capacities 110,000 and 199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes.

  •
  VLOC.  Very Large Ore Carriers are in excess of 200,000 dwt and are a comparatively new sector of the drybulk carrier fleet. VLOC's are built to exploit economies of scale on long-haul iron ore routes.

Drybulk Vessels: Indicative Deployment by Size Category

Cargo Type	Handysize	Handymax	Supramax	Panamax	Post Panamax/ Kamsarmax	Capesize	VLOC
Iron Ore						X	X
Coal			X	X	X	X	X
Grains			X	X	X
Alumina, Bauxite			X	X	X
Steel Products		X	X	X	X
Forest Products		X	X
Fertilizers		X	X	X
Minerals		X	X	X
Minor Bulks-Other	X	X	X	X

Source: Drewry

              The supply of drybulk shipping capacity, measured by the amount of suitable vessel tonnage available to carry cargo, is determined by the size of the existing worldwide drybulk fleet, the number of new vessels on order, the scrapping of older vessels and the number of vessels out of active service (i.e., laid up or otherwise not available for hire). In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other voyage expenses, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleets in the market and government and industry regulation of marine transportation practices.

              The supply of drybulk vessels is not only a result of the number of vessels in service, but also the operating efficiency of the fleet. For example, during times of very heavy commodity demand, bottlenecks develop in the form of port congestion, which absorbs fleet capacity through delays in loading and discharging of cargo.

              As of January 2010, the world fleet of drybulk vessels consisted of 7,129 vessels, totaling 458 million dwt in capacity. These figures are, however, based on pure drybulk vessels and exclude a small number of combination vessels.

              The following table presents the world drybulk vessel fleet by size.

Drybulk Vessel Fleet: January 31, 2010

Size Category	Deadweight Tons	Number of Vessels	% of Total Fleet (number)	Total Capacity (million dwt)	% of Total Fleet (dwt)
Handysize	10 – 39,999	2,672	37.5	72.9	15.9
Handymax	40 – 59,999	1,822	25.6	89.9	19.6
Panamax	60 – 79,999	1,395	19.6	100.2	21.9
Post Panamax	80 – 109,999	297	4.2	26.4	5.8
Capesize	110 – 199,999	776	10.9	128.6	28.1
VLOC	200,000+	167	2.3	39.9	8.7

Total		7,129	100.0	457.8	100.0

Source: Drewry

              The average age of drybulk vessels in service at this date was approximately 16 years. The following chart illustrates the age profile of the global drybulk vessel fleet as of January 2010.

Drybulk Vessel Fleet Age Profile: January 2010
(Millions of Dwt & No of Vessels)

Source: Drewry

              The supply of drybulk vessels depends on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.

Drybulk Vessel Orderbook

              As of January 31, 2010, the global drybulk orderbook (excluding options) amounted to 285.7 million dwt, or 62.4% of the existing drybulk fleet. The size of orderbook built up rapidly during 2006 to 2008, when strong freight rates encouraged high levels of new ordering. However, following the collapse in the drybulk market in the second half of 2008, new ordering has almost come to a complete standstill. Together, with the combination of deliveries and orderbook cancellations, the size of the orderbook in relation to the existing fleet has started to fall.

 Drybulk Vessel Orderbook ('000 Dwt): January 31, 2010

	2010		2011		2012		2013		2014		2015+		Total		% of
Size	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	fleet
10 – 40,000	398	12,468	297	10,069	84	2,854	12	412	1	32	0	0	792	25,835	35.4%
40 – 60,000	445	25,329	350	19,914	81	4,745	15	825	0	0	0	0	891	50,812	56.5%
60 – 80,000	95	6,981	92	6,983	60	4,501	17	1,161	0	0	0	0	264	19,626	19.6%
80 – 110,000	199	17,374	170	15,185	64	5,542	18	1,548	4	328	0	0	455	39,977	151.6%
110 – 200,000	311	53,551	212	35,743	75	13,187	17	2,737	3	530	3	525	621	106,272	82.7%
200,000+	37	9,824	57	17,334	44	13,555	9	2,232	1	225	0	0	148	43,170	108.2%

Total	1485	125,526	1178	105,228	408	44,383	88	8,915	9	1,115	3	525	3,171	285,693	62.4%

Source: Drewry

              The following chart provides information with respect to the scheduled delivery dates for the drybulk vessels on order as of January 31, 2010.

Drybulk Vessel Orderbook ('000 Dwt) by Delivery Date: January 2010
(By Scheduled Year of Delivery)

Source: Drewry

Deliveries & Slippage

              If all the ships currently on order are delivered on time and to schedule, there would be a large influx of newbuildings in 2010 and 2011 in the drybulk sector. However, it is clear that not all ships currently on order will be delivered on time for a number of reasons, including the following:

  •
  In the most recent new ordering spree which peaked in early 2008, shipowners were quoted unrealistic delivery times by some of the less experienced and new emerging shipyards. These were shipyards which had little or no experience of building ships for international account. Delays in deliveries from these shipyards have been varied, but a comparison of actual deliveries against scheduled deliveries based on data compiled from industry sources including public announcements and direct contact with shipyards, suggests that slippage rates have been considerable, with some shipyards only delivering two-thirds of what they were due to deliver in 2009.

  •
  The current economic and financial crisis and the steep depression in shipping markets generally may lead to further orderbook cancellations.

  •
  Financing is not in place for all of the ships on order and in the current climate some owners will find it difficult to secure adequate funding. In addition, orders have been placed at "greenfield" shipyards, some of which are also finding it difficult to secure funding for yard development. A greenfield yard is a shipyard with no prior experience of building ships for international account.

  •
  Even before the crisis the less experienced shipyards were experiencing delays in deliveries.

              Delays in deliveries are often referred to as slippage. Historically, slippage rates have tended to be less than 10%, which means that 10% of the ships due to be delivered in any year are in fact delivered in subsequent years. However, in 2007, 2008 and 2009 slippage rates rose, as the high level of new ordering that occurred, across all market sectors since, 2004 led to the commercial vessel orderbook reaching its highest point in history. This placed pressure on shipbuilding capacity, which in turn has forced shipowners to place orders for new ships in countries or yards which have little or no experience in building ships for international customers. Indeed, in some cases the orders have been placed with new shipyards which have yet to construct the actual shipbuilding facilities. There have been reports that the Chinese government has decided to halt all expansion plans for domestic shipyards in a bid to curb over-capacity.

              In the drybulk sector, the evidence suggests that the slippage rate was just below 20% in 2008. At the start of 2009 some 70 million dwt was scheduled to be delivered in that year, but by December 2009 just over 40 million dwt had been delivered. Although late reports will increase this figure, it is clear that not all of the ships scheduled for delivery in 2009 were actually delivered. Slippage figures are calculated by comparing known deliveries in a year against the stated scheduled delivery date for a ship which is recorded in most cases at the time the order is placed.

              As described above one reason for the delay in deliveries is the inexperience of some of the yards constructing drybulk carriers. Indeed, almost 50% of the current drybulk carrier orderbook is with Chinese shipyards, many of whom are struggling to meet scheduled delivery dates.

Drybulk Vessel Orderbook By Construction Location: January 2010

Source: Drewry

              Taken as whole, slippage is a manifestation of the combined effects of (i) shipyards quoting unrealistic delivery times in the first place, (ii) inexperience among new shipbuilders and (iii) financing problems associated with both shipowners securing finance and new shipyards obtaining development capital.

              The outcome is that the delivery of new ships to the marketplace has been at a slower pace than the headline newbuilding orderbook delivery schedule would suggest. If this situation persists, the increases in drybulk carrier supply will be spread out over a longer period of time.

Drybulk Vessel Scrapping

              The level of scrapping activity is generally a function of the age profile of the fleet, as all ships have finite lives, together with charter market conditions and operating, repair and survey costs. While strong freight markets persisted, there was minimal scrapping activity, but as freight markets weakened, scrapping activity has picked up. The following chart illustrates the scrapping rates of drybulk vessels for the periods indicated. It can be seen that there has been a marked increase in scrapping activity in 2008 and 2009.

Drybulk Carrier Scrapping: 2000 – 2009
('000 dwt)

Source: Drewry.

The Charter Market

              Drybulk vessels are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

  •
  Time Charters.  A time charter involves the use of the vessel for a number of months or years or for a trip between specific delivery and redelivery positions (also known as a trip time charter). The charterer pays all voyage-related costs. The owner of the vessel receives semi-monthly charter hire payments on a U.S. dollar-per-day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

  •
  Voyage Charter.  A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tonnage of cargo loaded on board by the agreed upon freight rate expressed on a U.S. dollar-per-ton basis. The owner is responsible for the payment of all voyage and operating expenses, as well as the capital costs of the vessel.

  •
  Spot Charter.  Spot chartering activity involves chartering either on a single voyage or a trip time charter.

  •
  Contract of Affreightment  A contract of affreightment, or CoA, relates to the carriage of multiple cargoes over the same route and enables the CoA holder to nominate different vessels to perform the individual voyages. Essentially, it constitutes a series of voyage charters to carry a specified amount of cargo during the term of the CoA, which usually spans a number of years. All of the ship's operating expenses, voyage expenses and capital costs are borne by the ship owner. Freight normally is agreed on a U.S. dollar-per-ton basis.

  •
  Bareboat Charter  A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel-operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are for the charterer's account. The owner of the vessel receives monthly charter hire payments on a U.S. dollar per day basis and is responsible only for the payment of capital costs related to the vessel.

Charter Rates

              In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed, size and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates. Voyages loading from a port where vessels usually discharge cargo, or discharging from a port where vessels usually load cargo, are generally quoted at lower rates. This is because such voyages generally increase vessel efficiency by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

              Within the drybulk shipping industry, the freight rate indices issued by the Baltic Exchange in London are the references most likely to be monitored. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The chart following illustrates Baltic Freight Indices over the period 2000 to January 2010.

              The Baltic Exchange, an independent organization comprised of shipbrokers, shipping companies and other shipping players, provides daily independent shipping market information and has created freight rate indices reflecting the average freight rates (that incorporate actual business concluded as well as daily assessments provided to the exchange by a panel of independent shipbrokers) for the major bulk vessel trading routes. These indices include the Baltic Dry Index or BDI, the Baltic Panamax Index, or BPI, the index with the longest history and, more recently, the Baltic Capesize Index, or BCI. The following chart details the movement of the BPI, BCI and Baltic Handymax Index from 2000 to January 2010.

Baltic Exchange Drybulk Freight Indices: 1999 – 2010

(Index Points)
The BSI replaced the BHMI on 03.01.06, although the index has been calculated since 01.07.05

Source: Baltic Exchange

              Charter (or hire) rates paid for drybulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, drybulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate "peaks" and "troughs", which can been from the chart above. Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and of course market sentiment.

              The trend in voyage rates expressed in terms of a time charter equivalent is shown in the following chart for representative drybulk vessels.

Drybulk Vessels Time Charter Equivalent Rates (TCE): 2002 – 2010
(US$ Per Day)

Source: Drewry

              In the time charter market, rates vary depending on the length of the charter period as well as vessel specific factors, such as age, speed and fuel consumption. Generally, short-term time charter rates are higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel.

              From early 2006 through the middle of 2008, rates for all sizes of drybulk vessels increased significantly and in most cases reached record levels. However, the severe downturn in the global economy in the second half of 2008 and the collapse in demand for drybulk vessels led rates to plummet almost overnight to record lows. Since then rates have stabilized and in some cases have staged something of recovery, but not to the levels seen in 2007 and 2008.

              The following charts show one-year time charter rates for Capesize, Panamax, Supramax and Handysize class vessels between 2000 and January 2010.

Drybulk Vessels One Year Time Charter Rates: 1996 – 2010
(U.S. Dollars per Day)

Source: Drewry

              The following table illustrates a comparison of average one year time charter rates for Handysize, Supramax, Panamax, Capesize and VLOC drybulk carriers between 2000 and January 2010.

Drybulk Vessels One-Year Time Charter Rates: 2000 – 2010
(Period Averages)
(U.S. Dollars per Day)

	Handysize 28,000 dwt 10 – 15 years old	Supramax 55,000 dwt 1 – 5 years old	Panamax 75,000 dwt 1 – 5 years old	Capesize 170,000 dwt 1 – 5 years old	VLOC 200,000 dwt + 1 – 5 years old
2000	7,371	9,433	11,063	18,021	n/a
2001	5,629	8,472	9,543	14,431	n/a
2002	4,829	7,442	9,102	13,608	n/a
2003	8,289	13,736	17,781	30,021	n/a
2004	14,413	31,313	36,708	55,917	n/a
2005	12,021	23,038	27,854	49,333	54,330
2006	12,558	21,800	22,475	45,646	50,650
2007	23,021	43,946	52,229	102,875	107,920
2008	24,110	48,310	56,480	116,180	119,240
2009	9,425	15,179	19,650	35,285	30,950
Jan 2010(1)	14,200	19,500	27,900	45,000	39,700

(1)
Average rate for January 2010.

Source: Drewry

Drybulk Vessel Values

              Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and newbuilding demand, raw material costs, freight markets and exchange rates. From 2005 to 2008, high levels of new ordering were recorded across all sectors of shipping, and as a result, newbuilding prices increased significantly, as can be seen in the chart below. However, as freight markets declined in the second half of 2008, new vessel ordering came to an almost complete stop, which made the assessment of newbuilding prices very difficult. Nevertheless, based on the few contracts which have been reported, it is evident that prices for new ships have also weakened in line with the general downturn in the market. Besides the lack of new ordering, the other factor which has pushed prices lower is that the price of steel has also fallen.

              The following chart depicts changes in newbuilding contract prices for drybulk carriers on a monthly basis since 1996 to January 2010.

Drybulk Vessel Newbuilding Prices: 1996 – 2010
(Million U.S. Dollars)

Source: Drewry

              The dramatic increase in newbuilding prices and the strength of the charter market have also affected values in the secondhand market, to the extent that prices for drybulk carriers rose sharply from 2004 reaching a peak in mid 2008. With vessel earnings running at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in increases in secondhand prices, especially for modern tonnage. Consequently, secondhand prices of modern drybulk carriers in 2008 reached higher levels than those of comparably sized newbuildings.

              However, this situation changed quickly when the freight market fell and values for all types of bulk carrier declined steeply in the second half of 2008. It should be noted that there were very few recorded sales in the second half of 2008 after the market collapsed and the trend in prices during this period can only be taken as an assessment. In 2009, there were more reported sales and the details of these sales seem to suggest that after reaching a floor in the early part of 2009, prices for modern secondhand drybulk carriers have staged a modest recovery.

Drybulk Vessel Newbuilding Prices: 2000 – 2010
(Million U.S. Dollars)

Vessel Class dwt	Handysize 28,000	Supramax 55,000	Panamax 75,000	Capesize 170,000	VLOC 200,000 +
2000	16.5	20.0	24.0	37.5
2001	14.5	19.0	20.5	37.0
2002	14.5	18.5	21.0	34.5
2003	17.0	22.0	25.0	46.0
2004	21.0	30.0	35.0	62.0
2005	20.0	31.0	35.0	59.0
2006	27.5	35.0	39.0	68.5
2007	37.5	45.5	53.0	95.0
2008	32.5	40.0	46.0	81.0	84.5
2009	26.5	32.0	35.5	61.0	62.5
Jan-10	26.0	31.5	35.5	61.0	62.5

Source: Drewry

Drybulk Vessel Secondhand Prices: 1996 – 2010
5 Year Old Vessels*
(Million U.S. Dollars)

* Handysize vessel is 10 years old
 Source: Drewry

Drybulk Vessel Secondhand Prices: 2000 – 2010
5 Year Old Vessels*
(Million U.S. Dollars)

Vessel Class dwt	Handysize 28,000	Supramax 55,000	Panamax 70,000	Capesize 170,000
2000	8.5	15.0	16.0	28.0
2001	7.0	12.5	14.0	22.5
2002	8.5	14.5	16.5	26.0
2003	12.0	19.5	26.0	40.0
2004	17.5	31.0	41.0	66.0
2005	18.0	26.0	31.0	59.0
2006	22.0	36.0	44.0	79.5
2007	35.0	64.5	83.0	135.0
2008	16.5	25.0	27.0	47.5
2009	19.0	29.5	33.0	49.5
Jan-10	19.5	30.5	34.0	50.5

28,000 dwt = 10 years old
 Source: Drewry

BUSINESS

              We are an international shipping company recently formed to own a fleet of crude oil and product tankers and drybulk carriers, which we intend to employ on a mix of short, medium and long-term time charters, including spot charters, with leading charterers. Our Sponsors, who include Stamatis Molaris and Hans J. Mende, have long track records in the shipping and commodities industries and have developed strong relationships with leading charterers, financing sources and shipping and commodities industry participants. We intend to leverage their experience, reputation and relationships to pursue growth by taking advantage of attractive opportunities presented by current low vessel prices in both the tanker and drybulk sectors. Our primary objective will be to maximize returns to our stockholders through the shipping cycle.

              We have agreed to acquire a 2005-built Capesize drybulk carrier from an entity affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors, and to acquire, subject to the consummation of this offering or our waiver of such condition, two 2008-built, double hull Suezmax tankers, each with expected deliveries to us in May 2010. We also have contracts for the construction of four modern, double-hull Suezmax tankers of 158,000 dwt each by Hyundai Heavy Industries Co., Ltd. which we expect will be delivered to us between May and September 2011. We intend to initially deploy the two 2008-built Suezmax tankers in the spot market, while the 2005-built Capesize drybulk carrier has a minimum eight-year time charter, with profit sharing arrangements, with EDF Trading Markets Limited, or EDF Trading, a subsidiary of Electricité de France, and we have arranged seven-year time charters, which also contain profit sharing arrangements, with The Sanko Steamship Co., Ltd., or Sanko Steamship, for each of our four Suezmax tanker newbuildings. We are actively evaluating additional acquisition opportunities for secondhand tankers and drybulk carriers, including two additional Capesize drybulk carriers, for which we have obtained non-binding indicative terms from EDF Trading for minimum eight-year time charters with profit sharing arrangements on the same terms as the charter for the 2005-built Capesize drybulk carrier, except that the minimum gross daily charter rate is $20,000 per day.

              Our management team provides strategic management for our company. Our operations will be managed by Empire Navigation Inc., which we refer to as Empire Navigation or our Manager, under the supervision of our management team and Board of Directors. Empire Navigation has established a veteran management and operational team, many of whom have over 30 years of experience in the tanker and drybulk sectors of the shipping industry. Prior to the completion of this offering, we intend to enter into a long-term management agreement, which we refer to as the Management Agreement, pursuant to which our Manager and its affiliates will apply their expertise and experience in the seaborne transportation industry to provide us with commercial, technical and administrative services. We believe that Empire Navigation will be able to provide us with such services at a cost to us that would be lower than what could be achieved by performing these functions in-house and that Empire Navigation's rates are competitive with those that would be available to us through independent vessel management companies. The Management Agreement will be for an initial term ending on June 30, 2017 and will, thereafter, automatically renew for up to three additional seven and one-half-year periods unless terminated in accordance with its terms. We will pay our Manager fees for the services it provides us as well as reimburse our Manager for its costs and expenses incurred in providing certain of these services.

Market Opportunity

              We believe that the recent financial crisis and developments in the seaborne transportation industry, particularly in the tanker and drybulk sectors, have created significant opportunities to acquire vessels at historically low prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, and in turn vessel values, creating opportunities for well-capitalized companies, with committed available financing, such as ours.

              We believe we can optimize returns while minimizing cash flow volatility by managing both our sector exposure and our mix of charters. We believe that acquiring vessels in both the tanker and drybulk shipping sectors will provide us with more balanced exposure to commodities, including crude oil, refined petroleum products and drybulk cargoes such as iron ore, coal and grain, and provide more diverse opportunities to generate revenues than would a focus on any one shipping sector. We intend to adjust the mix of short, medium and long-term time charters, including spot charters, on which we deploy our vessels, according to our assessment of market conditions, to benefit from the relatively stable cash flows associated with longer term charters and potentially capture increased profits during strong charter markets through the use of shorter term charters and profit sharing arrangements.

              We intend to use approximately $155.6 million of the net proceeds from this offering to fund a portion of the $190.6 million aggregate purchase price for the three secondhand vessels we have agreed to acquire and approximately $14.4 million of the net proceeds of this offering to fund a portion of the $238.8 million remaining purchase price for our four contracted Suezmax tanker newbuildings and the remaining proceeds of this offering to fund a portion of the purchase price for additional tankers and drybulk carriers, which we have not yet identified. We intend to fund the balance of the purchase price for the seven vessels we have agreed to acquire with borrowings under new credit facilities, for which we have entered into commitment letters, and proceeds from the sale of shares of our common stock to our existing stockholders for $62.0 million, which we expect to consummate concurrently with this offering. We have entered into commitment letters for a new senior credit facility in an amount of up to $301.0 million and a new subordinated credit facility in an amount of up to $74.0 million, for post-delivery vessel financing, as well as a commitment letter for a new $135.0 million credit facility to finance pre-delivery installment payments for our four Suezmax tanker newbuildings and the repayment of a portion of the outstanding indebtedness under our existing credit facility. We will be required to use borrowings under the $301.0 million senior credit facility and $74.0 million subordinated credit facility to refinance amounts borrowed under the $135.0 million credit facility. Under the $135.0 million credit facility, we will be required to maintain a collateral account with our lenders, in an initial amount of $66.5 million, during the period between entering into such credit facility and the delivery of the Suezmax tanker newbuildings financed thereby. The $66.5 million in that account will be reduced over time as we make non-debt financed payments for the four Suezmax tanker newbuildings and repayments under our existing credit facility until the newbuildings are delivered (or, if earlier, September 30, 2010) at which time amounts outstanding under the $135.0 million pre-delivery secured credit facility will be repaid and the remaining amounts in such account will be released. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—New Credit Facilities."

              As of December 31, 2009, we had paid $131.0 million of the $369.8 million aggregate purchase price for our four Suezmax tanker newbuildings, and we were obligated to pay an additional $2.5 million in the aggregate for the remaining balance of the cancellation fee for five cancelled newbuildings. We have received an appraisal, as of March 10, 2010 of each of our four Suezmax tanker newbuildings and their associated charters prepared by Clarkson Valuations Limited, which is summarized in the section of this prospectus entitled "—Our Fleet and Charters—Suezmax Tanker Newbuilding Valuations," and reproduced in its entirety as an annex to this prospectus. The aggregate purchase price for the two 2008-built Suezmax tankers is $136.6 million and we have agreed to acquire the 2005-built Capesize drybulk carrier for $54.0 million.

Relationship with Our Sponsors

              Our current stockholders include affiliates of each of our Chief Executive Officer, Stamatis Molaris, Hans J. Mende, the President of American Metals & Coal International, Inc. ("AMCI") and

Maas Capital Investments B.V., a private equity affiliate of Fortis Bank Nederland N.V. (collectively, our "Sponsors"). One of our key competitive strengths is the considerable experience of our management team and our Sponsors in investing and operating in the shipping and commodities industries, which we believe we will be able to leverage to source attractive acquisitions and obtain chartering opportunities, contacts and market intelligence in the shipping and commodities trades.

              Stamatis Molaris, our Chief Executive Officer and Chairman of our Board of Directors, is the founder and sole stockholder of Empire Navigation Inc., our Manager. Mr. Molaris has over 15 years of experience in the international shipping industry, including as Chief Executive Officer of Quintana Maritime Limited, formerly a Nasdaq-listed drybulk company, Chief Executive Officer of Excel Maritime Carriers Ltd., a NYSE-listed drybulk company, following its acquisition of Quintana Maritime Limited, and as Chief Financial Officer of Stelmar Shipping Ltd., formerly a NYSE-listed tanker company.

              Hans J. Mende, a member of our Board of Directors, is President of AMCI, a mining and trading company, which he co-founded in 1986. Mr. Mende has over 40 years of experience in the commodities industries as well as in the shipping sector, including as former Chairman of the Board of Directors of Alpha Natural Resources, a NYSE-listed coal company, a director of Foundation Coal, formerly a NYSE-listed coal company, and a director of Quintana Maritime Limited prior to its acquisition by Excel Maritime Carriers Ltd., on whose Board of Directors he currently serves. Prior to founding AMCI, Mr. Mende served in various senior executive positions at the Thyssen Group, one of the largest German multinational companies, with interests in steel making and general heavy industrial production, including as President of its international trading company.

              Maas Capital Investments B.V. is a private equity affiliate of Fortis Bank Nederland N.V., a leading lender to the shipping industry. Maas Capital Investments B.V. has provided equity and mezzanine financing to the shipping industry since 2000.

Our Organizational Strengths

              We believe that the following attributes of our organization will enhance our ability to compete in the international shipping industry:

              Experience Across Sectors.    Our Sponsors and management have substantial experience with fleets operating in both the tanker and drybulk sectors, as well as with investing in the shipping and commodities industries. The strong reputations and relationships they have developed in these industries and with major financial institutions, we believe, will provide us with vessel acquisition and employment opportunities in the oil, petroleum products and drybulk sectors as well the ability to access financing to grow our Company. Stamatis Molaris, our Chief Executive Officer and Chairman of our Board of Directors, and Hans J. Mende, a member of our Board of Directors, collectively have over 50 years of experience in the international shipping and commodities industries, and have successful track records of exploiting investment opportunities in these sectors throughout various economic cycles.

              Attractive Charter Mix.    We intend to deploy a fleet of vessels carrying oil, petroleum products and major drybulk cargoes in a manner that provides us with a base of stable cash flows, while affording us opportunities to profit from improving charter rates during stronger charter markets. Serving multiple industrial sectors and operating our fleet under short, medium and long-term charters will, we believe, enable us to better manage sector volatility, benefit from rising charter markets and operate successfully through industry cycles. Our medium and long-term charters generally will provide for fixed minimum rates and, when feasible, include profit sharing provisions, as do our Suezmax tanker charters and our contracted and proposed Capesize drybulk carrier charters, creating potential incremental revenue in the event of any increase in the charter markets above those rate levels. We believe that our ability to lock in substantial contracted revenues from our seven-year Suezmax tanker charters, the minimum eight-year Capesize drybulk carrier charter and the proposed minimum eight-year Capesize drybulk carrier charters will allow us to pursue shorter term charters for the additional tankers and drybulk carriers we intend to acquire, including the two 2008-built Suezmax tankers we have contracted to acquire subject to the consummation of this offering or waiver of such condition, while still maintaining a base of stable cash flows and limiting our overall exposure to charter market volatility.

              Financial Flexibility to Pursue Acquisitions.    After giving effect to this offering, the sale of common stock to our existing stockholders, the new credit facilities for which we have entered into commitment letters and the repayment of our existing credit facility, we expect to have a cash balance of $259.9 million (including restricted cash of $49.9 million) and over $275 million of undrawn borrowing capacity with which to complete the acquisition of the vessels we have agreed to acquire. We believe our substantial contracted revenues will also enhance our ability to obtain further financing. As a recently formed company we do not have a legacy fleet of highly leveraged vessels and we expect that we will have significant cash balances and committed financing availability, which we believe will well position us to grow our fleet by pursuing selective acquisitions of tankers and drybulk carriers.

              Strong Customer Relationships.    Our Sponsors and management have had successful chartering relationships with a number of leading tanker and drybulk charterers which we believe will benefit us in the future as we continue to grow our business. We believe that the strength of these relationships has facilitated our ability to enter into seven-year time charters for each of our four contracted Suezmax tankers with Sanko Steamship, one of Japan's largest shipping companies by tonnage, and EDF Trading, a subsidiary of Electricité de France, one of the world's largest utility companies, for a minimum eight-year time charter for our Capesize drybulk carrier. The opportunities our management and Sponsors perceive through their knowledge and relationships in the shipping and commodities industries will continue to direct, to a significant degree, the profile of our fleet. As we grow our fleet, we will seek to diversify the charterers of our vessels, while maintaining the credit quality of our charter portfolio.

              Young, High-Quality Mixed Fleet.    Our vessel acquisitions will target young, technically advanced vessels in both the tanker and drybulk sectors that have been built by shipyards with reputations for constructing high-quality vessels. In the near term, we intend to capitalize on the recent weakness in crude oil tanker, product tanker and drybulk carrier prices by acquiring young vessels on what we believe are attractive terms, in addition to the three young secondhand vessels we have already agreed to acquire. We believe that a young, high-quality fleet minimizes operating expenses and is more attractive to quality charterers of tankers and drybulk carriers, and that acquiring such vessels will position us to take advantage of our Sponsors' and management's strong relationships with major charterers of crude oil tankers, product tankers and drybulk carriers.

Our Business Strategy

              Our strategy is to be a reliable, efficient and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to maximize returns to our stockholders. We intend to realize these objectives by pursuing the following strategies:

              Capitalize on Low Vessel Prices.    We intend to grow our fleet using our Sponsors' and our management's relationships and experience in the seaborne transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young vessels in the tanker and drybulk sectors. Vessel prices in both of these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the financial crisis and are currently at cyclically low levels. We believe that the most attractive opportunities to purchase modern tonnage currently exist in the tanker sector because of the depressed charter rates for tankers that have persisted since the Fall of 2008, as well as the significant number of tanker newbuildings scheduled for delivery in 2010. We will also target acquisitions of young drybulk carriers of primarily the Panamax and Capesize classes such as the Cape Maria (ex Cape Pioneer), which we believe will position us to take advantage of our Sponsors' and management's strong relationships with commodities industry participants which charter these large vessels. Drybulk vessel prices have also been significantly affected since 2008 by reduced charter rates and a substantial newbuilding orderbook.

              Strategically Manage Our Sector Exposure.    We intend to operate a fleet of crude oil and product tankers and large drybulk carriers, as we believe that operating a fleet that carries crude oil, petroleum products and major drybulk cargoes, such as iron ore, coal and grain, provides us with balanced exposure to a range of commodities producers and consumers and more diverse opportunities to generate revenues than would a focus on any one shipping sector. As we grow our fleet, we expect to adjust our relative emphasis among the tanker and drybulk sectors over time according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of crude oil tankers, product tankers and drybulk carriers will give us the flexibility to adapt to changing market conditions, to capitalize on sector-specific opportunities and to manage our business successfully throughout varying economic cycles.

              Optimize Our Charter Mix.    We intend to deploy our vessels on a mix of short, medium and long-term time charters, including spot charters, to leading charterers, according to our assessment of market conditions. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. We generally will seek to include profit sharing arrangements in our medium and long-term time charters, as we have done with the charters with Sanko Steamship and EDF Trading, to provide us with potential incremental revenue above the contracted minimum charter rates in the event of a strong spot market. Initially limiting the duration of the charters for some of the additional tanker and drybulk vessels we expect to acquire, we believe, will give us the flexibility to take advantage of rising charter rates if the charter markets improve as the global economy strengthens.

              Leverage Our Sponsors' and Management's Experience and Relationships.    We intend to exploit the relationships that our management team has developed over decades with leading charterers, financing sources and shipping and commodities industry participants. Particularly when charter markets and vessel prices are depressed and vessel financing is more difficult to obtain, as is currently the case, we believe the relationships and experience of our Sponsors and management will enhance our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers.

              Maintain Cost-Competitive, Highly Efficient Operations.    Under the Management Agreement, Empire Navigation will coordinate and oversee the commercial, technical and administrative management of our fleet. We believe that Empire Navigation will be able to do so at a cost that would be lower than what could be achieved by performing these functions in-house and that Empire Navigation's rates are competitive with those that would be available to us through independent vessel management companies. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs.

Our Fleet and Charters

              We have agreed to acquire a 2005-built Capesize drybulk carrier and to acquire, subject to the consummation of this offering, or our waiver of such condition, two 2008-built, double hull Suezmax tankers, each with expected deliveries to us by May 2010, and contracts for the construction of four modern, double-hull Suezmax tankers, which we expect will be delivered to us between May and September 2011. We are actively evaluating additional vessel acquisition opportunities in both the tanker and drybulk sectors of the shipping industry, including two Capesize drybulk carriers for which we have already obtained non-binding indicative charter terms.

              We intend to charter our vessels to leading charterers, such as Sanko Steamship and EDF Trading with which we have the chartering arrangements described below. Sanko Steamship a leading Japanese shipping company with a fleet of over 170 vessels. EDF Trading, a wholly-owned subsidiary of Electricité de France, engages in the physical acquisition, management, and global delivery of energy commodities.

              The table below summarizes information about our currently contracted vessels and their charter arrangements. The charter arrangements for our four Suezmax tanker newbuildings and the 2005-built Capesize drybulk carrier, or the Cape Maria (ex Cape Pioneer), represent at least $390 million of aggregate contracted net charter revenue, exclusive of any profit sharing, over the duration of the charters, assuming the accuracy of our estimates for each vessel of an average of five off-hire days per year and 25 off-hire days for drydocking every five years and performance by our counterparties throughout the term of the charters. This amount excludes any charter revenues from the two secondhand Suezmax tankers we have agreed to acquire and intend to initially deploy in the spot market.

Vessel Type/Name	dwt	Year Built	Scheduled Delivery	Charterer	Estimated Expiration of Charter(1)		Gross Daily Charter Rate		Profit Sharing Arrangements
Suezmax Tankers
Suez Topaz	158,000	—	May 2011	Sanko Steamship	May 2018		$35,400	(2)	50	%(3)
Suez Diamond	158,000	—	May 2011	Sanko Steamship	May 2018		$35,400	(2)	50	%(3)
Suez Jade	158,000	—	July 2011	Sanko Steamship	July 2018		$35,400	(2)	50	%(3)
Suez Pearl	158,000	—	September 2011	Sanko Steamship	Sept. 2018		$35,400	(2)	50	%(3)
Tango(4)	149,993	2008	March – May 2010	Spot	—		—		—
Waltz(4)	150,393	2008	March – May 2010	Spot	—		—		—
Capesize Drybulk Carriers
Cape Maria(5)	170,000	2005	May 2010	EDF Trading	May 2018	(6)	$19,500	(7)	35	%(8)

(1)
The date provided represents our estimate of the earliest month during which the charterer may re-deliver the vessel to us upon termination of the charter. The actual re-delivery dates may differ based on the delivery of the vessels to us and the charterer having the option in certain cases to deliver the vessel 30 days prior to or after the scheduled re-delivery dates.

(2)
Represents the gross charter rate and does not reflect commissions payable by us to chartering brokers and Empire Navigation aggregating 4.50%, including 1.25% to Empire Navigation, which is wholly owned by Stamatis Molaris, our Chief Executive Officer, 1.25% to Itochu Corporation and 2.0% to Quest Maritime Enterprises, which is controlled by affiliates of Stamatis Molaris, our Chief Executive Officer, and Hans J. Mende, one of our Sponsors and a member of our Board of Directors.

(3)
Charter provides for a profit-sharing arrangement pursuant to which we would be entitled to additional payments equal to 50% of the amount by which the monthly average of the TD5, or Tanker Dirty Route 5, which is an index of charter rates set by the Baltic Exchange for the route from Bonny Island, offshore Nigeria, to Philadelphia, Pennsylvania (a common trade route for the transport of West African crude oil to U.S. East Coast refiners by Suezmax tankers), exceeds $35,400 per day.

(4)
We have entered into a memorandum of agreement to acquire this vessel subject to the completion of this offering or our waiver of such condition.

(5)
Represents the name we intend to give this vessel upon delivery to us. We have agreed to acquire this vessel from an entity affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors, for $54.0 million.

(6)
The charterer of this vessel has an option to extend the term for an additional two years on the same terms.

(7)
Represents the gross charter rate and does not reflect commissions payable by us to chartering brokers and Empire Navigation aggregating 2.5%, including 1.25% to Empire Navigation, which is wholly owned by Stamatis Molaris, our Chief Executive Officer, and 1.25% to Carrington AG, which is affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors.

(8)
Charter provides for a profit-sharing arrangement pursuant to which we would be entitled to additional payments equal to 35% of the amount by which the Baltic Exchange Capesize 4TC Index, which is the average of the four time charter routes in the Baltic Exchange's Capesize drybulk carrier index, (less 3.75%) exceeds $19,500 per day.

              Proposed Drybulk Carrier Charters.    We have also obtained indicative terms, which do not constitute binding contracts, from EDF Trading for two additional charters on the same terms, except that the minimum gross daily charter rate is $20,000 per day as the charter for the Cape Maria (ex Cape Pioneer). The principal condition to entry into such charters is our acquisition of drybulk carriers meeting the charterer's specifications, which are for Capesize drybulk carriers of at least 177,000 dwt that were built in 2005 or more recently. The table below outlines the indicative terms for the charters, which represent at least $110 million of aggregate contracted net charter revenue, exclusive of any profit sharing, over their minimum eight-year terms, assuming the accuracy of our estimates for each vessel of an average of five off-hire days per year and 25 off-hire days for drydocking every five years and performance by our counterparties throughout the term of the charters.

Charter Proposal	dwt	Year Built	Scheduled Delivery	Charterer	Initial Term & Charterer's Extension Option	Gross Daily Charter Rate(1)	Profit Sharing Arrangements
Capesize Drybulk Carriers
Vessel A	177,000+	—	—	EDF Trading	8 years plus 2 years	$20,000	35	%(2)
Vessel B	177,000+	—	—	EDF Trading	8 years plus 2 years	$20,000	35	%(2)

(1)
This table shows gross charter rates and does not reflect commissions payable by us to chartering brokers and Empire Navigation aggregating 2.5% per vessel, including 1.25% to Empire Navigation and 1.25% to Carrington AG.

(2)
Charter would provide for a profit-sharing arrangement pursuant to which we would be entitled to additional payments equal to 35% of the amount by which the Baltic Exchange Capesize 4TC Index, which is the average of the four time charter routes in the Baltic Exchange's Capesize drybulk carrier index, (less 3.75%) exceeds $20,000 per day.

              Suezmax Tanker Newbuilding Valuations.    We have received appraisals of the value of our four Suezmax tanker newbuildings indicating charter-free and with-charter values of $278.0 million and $369.25 million, respectively, as of March 10, 2010. Specifically, the charter-free and with-charter values of the respective Suezmax tanker newbuildings as of March 10, 2010 are as follows:

Vessel Type/Name	dwt	Scheduled Delivery	Estimated Expiration of Charter(1)	Gross Daily Charter Rate		Profit Sharing Arrangements		Charter-free Value	With-charter Value
								($ in millions)	($ in millions)
Suez Topaz	158,000	May 2011	May 2018	$35,400	(2)	50	%(3)	$69.50	$92.50
Suez Diamond	158,000	May 2011	May 2018	$35,400	(2)	50	%(3)	$69.50	$92.50
Suez Jade	158,000	July 2011	July 2018	$35,400	(2)	50	%(3)	$69.50	$92.25
Suez Pearl	158,000	September 2011	Sept. 2018	$35,400	(2)	50	%(3)	$69.50	$92.00

(1)
The date provided represents our estimate of the earliest month during which the charterer may re-deliver the vessel to us upon termination of the charter. The actual re-delivery dates may differ based on the delivery of the vessels to us and the charterer having the option in certain cases to deliver the vessel 30 days prior to or after the scheduled re-delivery dates.

(2)
Represents the gross charter rate and does not reflect commissions payable by us to chartering brokers and Empire Navigation aggregating 4.50%, including 1.25% to Empire Navigation, 1.25% to Itochu Corporation and 2.0% to Quest Maritime Enterprises.

(3)
Charter provides for a profit-sharing arrangement pursuant to which we would be entitled to additional payments equal to 50% of the amount by which the monthly average of the TD5, or Tanker Dirty Route 5, which is an index of charter rates set by the Baltic Exchange for the route from Bonny Island, offshore Nigeria, to Philadelphia, Pennsylvania (a common trade route for the transport of West African crude oil to U.S. East Coast refiners by Suezmax tankers), exceeds $35,400 per day.

              The charter-free values were prepared by Clarkson Valuations Limited, or CVL, and are based on recent transactions, negotiations and the broker's market knowledge. The with-charter valuations are more difficult to test because of the lack of sales involving vessels with charters attached. The with-charter valuations are based on calculating the differential between the estimated current market rate and the time charter for the duration of the time charter party. Preparing these with-charter valuations involves a number of assumptions that CVL would strongly advise any potential buyers to carefully review themselves, as potential buyers in the shipping market will hold a range of different views on these charters. In particular, CVL has assumed that the charter will be fully performed and has made no assessment of credit risk. CVL has also assumed that a potential buyer would attach a positive value to above market charters and has made certain discount factor assumptions. Both sets of valuations relate to March 10, 2010 and are not a guide to the market value of the vessels at any other time. Market values in the shipping industry are highly volatile. Neither the vessels nor the charterparties have been inspected by CVL. The full valuation certificate is reproduced as an annex to this prospectus. The appraisals constitute what is commonly referred to in the shipping industry as "desk appraisals" in that they do not include a physical inspection or other verification of the condition or status of such vessels. The market value of vessels can be expected to fluctuate, depending upon general economic and market conditions affecting the tanker industry and competition from other shipping companies and hence can be no assurance that the future value of such vessels will not be considerably less than their current appraised value.

Acquisition of Our Vessels

Secondhand Vessels

              Cape Maria (ex Cape Pioneer).    On January 21, 2010, Cape Maria Limited, which is affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors, entered into an agreement to acquire the Cape Maria (ex Cape Pioneer) from its owner, which is not affiliated with Mr. Mende or us. On March 11, 2010, we entered into a Memorandum of Agreement with Cape Maria Limited to acquire the Cape Maria (ex Cape Pioneer) for $54.0 million, which is the same price paid by Cape Maria Limited for the vessel. Under the Memorandum of Agreement, we have equivalent rights to receive payments from Cape Maria Limited if the vessel is delivered after April 2010 but before July 20, 2010 as Cape Maria Limited has from the third party seller as described below under "—Cancellation of Contract." We expect the Cape Maria to be delivered to us in May 2010.

              The following describes the material terms of the contract between Cape Maria Limited and the unaffiliated seller:

              Vessel Specifications.    The vessel is a Capesize drybulk carrier with a capacity of approximately 170,000 dwt built in 2005 by Samho Heavy Industries Ltd.

              Delivery.    The scheduled delivery date for the vessel is during April 2010, although we currently expect the delivery to occur in May 2010, at a Chinese port subject to any charterers' instructions. The delivery will be effected upon acceptance by Cape Maria Limited and by the concurrent delivery by each party of the protocol of acceptance and delivery.

              Purchase Price.    The contract price is $54.0 million, of which 15% was due upon entry into the agreement and the balance of which is due upon delivery of the vessel.

              Cancellation of Contract.    Cape Maria Limited has the right to terminate the contract if the vessel is not delivered by July 20, 2010. If, however, the vessel is not delivered in April 2010, but delivered before July 20, 2010, the unaffiliated seller is required to pay Cape Maria Limited $10,000 per day. If the seller anticipates that the vessel cannot be delivered by such cancellation date, the seller may notify Cape Maria Limited and propose a new cancellation date and Cape Maria Limited will have the option to cancel the contract or accept the new proposed date within three days of receipt of such notice.

              The seller may cancel the contract if Cape Maria Limited defaults in payment of the purchase price of the vessel. If the seller elects to cancel a contract, it may keep the deposit together with interest earned and if the deposit does not cover its loss, the seller may be entitled to claim further compensation for its losses with interest.

              Waltz and Tango.    We entered into separate memoranda of agreement, on January 28, 2010, and separate addenda on March 1, 2010, for the purchase of two 2008-built, double hull tankers named Waltz and Tango from the same unaffiliated seller. The following describes the material terms of each such memorandum of agreement:

              Vessel Specifications. Waltz is a double-hull tanker with a capacity of 150,393 dwt built in 2008 by Universal Shipbuilding Corporation and Tango is a double-hull tanker with a capacity of 149,993 dwt built in 2008 by Universal Shipbuilding Corporation.

              Delivery.    The scheduled delivery date for each tanker is between March 15, 2010 and May 30, 2010, although we currently expect the delivery to occur in May 2010. The delivery will be effected upon acceptance by our subsidiary, to be nominated by us as permitted under the memoranda of agreements, and by the concurrent delivery by each party of the protocol of acceptance and delivery.

              Purchase Price.    The contract price for each of the tankers is $68.3 million, with $6.83 million each payable as a deposit upon the satisfaction of the condition of the completion of this offering, or our waiver of such condition. The balance of the purchase price is due upon delivery of the respective vessel to us.

              Cancellation of Contract.    The sale is subject to this offering, which condition must be waived by us by no later than March 26, 2010.

              We have the right to terminate the respective contracts if the respective vessel is not delivered to us by May 30, 2010. If the seller anticipates that the respective vessel cannot be delivered by such cancellation date, the seller may notify us and propose a new cancellation date and we will have the option to cancel the contract or accept the new proposed date within three days of receipt of such notice. We will also have the right to cancel the contract and receive the deposit plus interest back if the vessel becomes an actual, constructive or compromised total loss before delivery. The seller may cancel the respective contract if we default in payment of the purchase price of the vessel. If the seller elects to cancel a contract, it may keep the deposit together with interest earned and if the deposit does not cover its loss, the seller may be entitled to claim further compensation for its losses with interest.

              The two vessels are an en bloc deal; however, a total loss or a constructive total loss of one vessel prior to delivery, or the seller's failure to deliver one of the vessels by the delivery date, will not affect the purchase of the remaining vessel.

Suezmax Newbuildings

              We, through four separate, wholly-owned Marshall Islands subsidiaries, Suez Topaz Limited, Suez Diamond Limited, Suez Jade Limited and Suez Pearl Limited, have entered into four shipbuilding contracts with a South Korean shipyard, each for the construction of one 158,000 dwt Suezmax crude oil tanker at a shipyard in South Korea. The aggregate purchase price for these newbuildings, which are designated Hull 2300 (Suez Topaz), Hull 2301 (Suez Diamond), Hull 2302 (Suez Jade) and Hull 2303 (Suez Pearl), is $372,282,440, including an aggregate $2.5 million price increase agreed in connection with the cancellation of five other newbuilding contracts with the shipyard of which we had paid $73.8 million as of December 31, 2009. As part of this cancellation agreement, the shipyard has also agreed to the application of an aggregate of $57.2 million of the $92.2 million of installments previously paid under such contracts to the prepayment of the next scheduled installments for our four contracted Suezmax tanker newbuildings as described below under "—Purchase Price."

              The following describes the material terms of the shipbuilding contracts.

              Vessel Specifications.    All of the vessels are ocean going, double hull oil tankers. The capacity of each of the four vessels is expected to be 158,000 dwt. These vessels will be approximately 274.0 meters long, 48.0 meters wide and 23.10 meters deep.

              Classification.    Each of the newbuildings have been designed and are being constructed, inspected and tested in accordance with the rules and regulations of and under special survey by the American Bureau of Shipping.

              Delivery.    The scheduled delivery date for the newbuildings is May 31, 2011 for Hull 2300 (Suez Topaz), May 31, 2011 for Hull 2301 (Suez Diamond), July 15, 2011 for Hull 2302 (Suez Jade) and September 20, 2011 for Hull 2303 (Suez Pearl). Each delivery will be effected upon acceptance by our applicable subsidiary, and by the concurrent delivery by each party of the protocol of acceptance and delivery.

              Purchase Price.    The contract price of each of the newbuildings is $92,445,610. In addition, we are obligated to pay an additional $625,000 upon the delivery of each vessel in connection with the cancellation of five other newbuilding contracts we had with this shipyard. In connection with these cancellation agreements, which became effective on March 17, 2010 upon the issuance of a supplement refund guarantee effective, on such date, for each of the four remaining contracted newbuildings, the shipyard agreed to apply the aggregate $57.2 million balance, after deducting an aggregate $35.0 million in cancellation fees, from our previously paid installments under such cancelled contracts as a $14.3 million prepayment of the next scheduled installment payments under each of these four remaining construction contracts. After applying this $57.2 million credit, the remaining installment payments due under each of our newbuilding contracts are an installment of $13,605,610 ($54,422,440 in the aggregate) which will be payable within three business days of confirmation that the first block of the keel has been laid, and of $46,100,000 ($184,400,000 in the aggregate) which will be payable upon delivery of each vessel. We currently expect that the first block of the keel will be laid in December 2010, December 2010, January 2011 and March 2011 for the Suez Topaz, the Suez Diamond, the Suez Jade and the Suez Pearl, respectively.

              Each shipbuilding contract between the shipyard and our subsidiary allows such subsidiary to reduce the contract price in certain circumstances. For instance, if the delivery is late (by $25,000 per each full day of delay over 30 days of delay, but for not more than 180 days over the 30 days), if speed is below the guaranteed speed (up to $700,000 in the aggregate), for excessive fuel consumption (up to $435,000 in the aggregate) and for the deadweight of the relevant vessel being below contract requirements (up to $1,200,000 in the aggregate). These reductions will apply only if the relevant subsidiary takes delivery of the "defective" vessel.

              Cancellation of Contract.    Each of our subsidiaries has the right to terminate its respective construction contract in certain circumstances. For instance, instead of reducing the contract price for the reasons described above under "—Purchase Price," the subsidiary can cancel the contract, but we would not be entitled to any liquidated damages. In particular, each subsidiary can cancel the contract after 210 days of non-permissible delivery delays or if all permissible and non-permissible delivery delays exceed 270 days. If there is a total loss of a vessel during construction, the shipyard is obligated either to build another vessel in its place or refund the full amount of the installments paid by us, with interest. In such a case, our obligation to purchase such vessel would be cancelled.

              There are also certain circumstances in which the shipyard may cancel a contract. For instance, if our subsidiary defaults in payment of an installment of the purchase price, if our subsidiary fails to pay the increased proportion of the purchase price resulting from a modification to or change in the specifications of the vessel or if our subsidiary fails to take delivery of a vessel that has been built in accordance with the terms of the applicable shipbuilding contract, the shipyard may exercise its cancellation right. If the shipyard elects to cancel a contract, the shipyard may keep the installments already paid by our subsidiary and may either complete the construction of the vessel and sell it or sell it in its incomplete state. In such cases, our obligation to purchase such vessel would be cancelled. If the proceeds of sale are insufficient to pay such total costs and loss of profit of the shipyard due to rescission of the contract, we will, upon request of the shipyard, be required to promptly pay the amount of the deficiency to the shipyard.

Refund Guarantees

              As security for the pre-delivery installments to be paid by us under the newbuilding contracts, The Export-Import Bank of Korea has issued refund guarantee letters for an amount of up to the aggregate of the predelivery installments due under each contract and on March 17, 2010, issued a supplemental refund guarantee letter in connection with the cancellation of our other five newbuilding contracts with the South Korean shipyard.

Performance Guarantees

              Omniblue Shipping Inc., a Marshall Islands company affiliated with one of our former shareholders, issued a performance guarantee dated June 2, 2008 in respect of each shipbuilding contract for Suezmax tanker newbuildings, pursuant to which it has undertaken to pay the South Korean shipyard on demand any obligations of any of our subsidiaries under the respective shipbuilding contracts.

Pre-Delivery Financing

              We financed the first installment payments due under the shipbuilding contracts through advances under our credit facility with BNP Paribas Fortis and UniCredit Bank A.G. (formerly known as Bayerische Hypo-und Vereinsbank AG) that was established for this purpose. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Existing Credit Facility."

Newbuilding Contract Cancellations

              We entered into agreements with a South Korean shipyard for the cancellation of contracts for the construction of five additional Suezmax tankers, which we had entered into in June 2008. We elected to cancel these five additional Suezmax tanker newbuildings after concluding, based on consideration of the overall circumstances prevailing following the onset of the financial and credit crisis in the latter part of 2008, that it would not be prudent to continue to pursue such a sizable nine-vessel order of over $832 million. These considerations included the dramatic deterioration of conditions in the shipping industry, including in particular the tanker sector, beginning in the latter part of 2008; that the five cancelled newbuildings, unlike the remaining four vessels, did not yet have contracted employment, or the associated obligations for us to deliver a vessel to a charter customer or benefits of a long-term charter contracted at pre-crisis charter rates; certain of our original equity participants exiting the company; and the lack of available bank financing, particularly in the shipping industry.

              In exchange for cancelling these newbuilding contracts, under which we had paid an aggregate of $92.2 million in advance deposits and had remaining installment payments of $409.8 million, we agreed to a $7.5 million cancellation fee per cancelled construction contract, amounting to $37.5 million in the aggregate. This cancellation fee will be settled by the shipyard's retaining $7.0 million per cancelled contract from our previously paid installments with the remaining $2.5 million payable with the delivery and acceptance of the four remaining contracted Suezmax tanker newbuildings ($625,000 upon delivery of each of the four Suezmax tankers). The aggregate $57.2 million remaining from our previously paid installments will be applied as a $14.3 million prepayment of the next scheduled installment payments under each of the four remaining construction contracts with the shipyard. These cancellation agreements, and the application of the previously paid installments under the cancelled contracts to the next scheduled installment payments under the four remaining construction contracts, became effective, on March 17, 2010, upon the issuance on such date of a supplemental refund guarantee, effective for a refund guarantee in our favor for each of the remaining newbuilding contracts for the remaining four contracted Suezmax tanker newbuildings.

Chartering of Our Fleet

              Upon delivery to us, each of our four contracted Suezmax tankers are scheduled to be employed under seven-year time charters with Sanko Steamship. Sanko Steamship a leading Japanese shipping company, controlling an operating fleet carrying oil, raw materials, grain and other bulk cargoes, break bulk products and liquefied gases. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to rate volatility. Under the time charters for each of our four Suezmax tanker newbuildings, the charterer can cancel the charter if the vessel subject to such charter is not delivered by March 31, 2012. In addition, the charterer has the right to cancel the charter if there is an actual or constructive loss of the chartered vessel; if there is a war or outbreak of hostilities between any two or more of Greece, Russia, Japan, the United Kingdom, The Netherlands and the United States; if the vessel is off-hire for 30 days due to our failure to maintain the condition of the vessels in accordance with the terms of the charter or upon 60 days' notice from the charterer any time the vessel is off-hire. Under these charters, as is customary in the tanker sector, we are required to maintain the approval of at least three oil majors at all times, failing which the vessel can be placed off-hire by the charterer.

              The Cape Maria (ex Cape Pioneer), which we have agreed to acquire, has a minimum eight-year time charter with EDF Trading Markets Limited, a subsidiary of Electricité de France. The charter will commence upon our delivery of such vessel to EDF Trading, which is expected in May 2010. The charter is for an initial term of eight years, with an option for the charterer to extend the term to ten years, at a minimum gross daily charter rate of $19,500 per day, with profit sharing arrangements pursuant to which we are entitled to additional payments equal to 35% of the amount by which the Baltic Cape 4TC Index (less 3.75%) exceeds this minimum charter rate level. The charterer can cancel the charter if the vessel is not delivered by July 31, 2010.

              We have also obtained indicative terms from EDF Trading for two additional charters, on the same terms as the charter for the Cape Maria (ex Cape Pioneer), except that the minimum gross daily charter rate is $20,000 per day. The principal condition to entry into such charters is our acquisition of drybulk carriers meeting the charterer's specifications, which are for Capesize drybulk carriers of at least 177,000 dwt that were built in 2005 or more recently.

              We intend to initially deploy the Tango and the Waltz, which we have agreed to acquire, subject to consummation of this offering or our waiver of such condition, in the spot market.

              We intend to deploy our vessels on a mix of short-, medium- and long-term time charters, including trip time charters, a type of spot charter. We will adjust the mix of these charters according to our assessment of market conditions. We will also generally seek to include profit sharing provisions in our medium to long-term time charters.

              Spot Charters.    Generally refer to voyage charters and trip time charters, which generally last from 10 days to three months. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. A trip time charter is generally a contract for a trip to carry a specific cargo from a load port to a discharge port at a set daily rate. Under time charters, including trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of spot charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, and for commissions on gross revenues. We are also responsible for each vessel's intermediate and special survey costs.

              Period Charters.    Generally refer to time charters and bareboat charters, which generally can last from several months to several years. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs. Alternatively, vessels can be chartered under bareboat charters whereby the charterer is responsible for all of the vessel's costs, including all voyage-related expenses, all operating expenses and all intermediate and special survey costs.

              Vessels operating under period charters provide more predictable cash flows during the term of the time charter contract, but can yield lower profit margins than vessels operating under spot charters during periods characterized by favorable market conditions. Vessels operating under spot charters generate revenues that are less predictable but may capture increased profit margins during periods of improvements in charter rates but may be exposed to the risk of declining profit margins during periods of deteriorating charter rates. In the future we may enter into period charters that afford some exposure to the spot market through minimum floor and maximum ceiling rates, profit sharing agreements, or we may, to a limited extent, operate vessels under spot charters while we seek to enter into period charters.

              We may also from time to time employ certain of our vessels in chartering pools. Pooling arrangements enable participating vessels to combine their revenues. Pools are administered by the pool manager who secures employment for the participating vessels and has the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes. The economies of scale achieved by pools allow them to perform more efficient vessel scheduling, thereby increasing fleet utilization. We consider a vessel operated in a pool as being in the spot market, since pool earnings may fluctuate in line with earnings of vessels operating in the spot market, but generally experience smaller fluctuations.

Management

              Our management team currently consists of our Chief Executive Officer, Stamatis Molaris, and our Chief Financial Officer, Stewart Crawford. Although we currently have no other shore-based personnel, we intend to hire an Internal Auditor. Our management team provides strategic management for our company and also supervises the management of our day-to-day operations by our Manager. We expect that all of our executive officers will allocate a substantial majority of their time to our business. Our arrangements with our Manager and its performance are reviewed by our Board of Directors.

              Pursuant to the Management Agreement that we intend to enter into prior to the completion of this offering with our Manager, our Manager will provide us and our subsidiaries with technical, administrative, commercial and certain other services for an initial term expiring on June 30, 2017, with automatic renewals for up to three additional seven and one-half-year terms, unless we or our Manager provide notice of non-renewal six months prior to the end of the then-current term. Our Manager will report to us and our Board of Directors through our executive officers. Our Manager currently does not manage any other companies' vessels, with the exception of certain services provided to four tankers owned by companies unaffiliated with us or our Manager and one drybulk carrier newbuilding owned by an entity affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors.

              Under our Management Agreement, in return for providing technical and commercial services, our Manager will receive a fee of $750 per vessel per day, commencing upon delivery of a vessel to us. This fee will be $350 per day for vessels that are deployed on bareboat charters. Our Manager will also receive a fee of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager will receive a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including upon delivery to us of each of the three secondhand vessels we have agreed to acquire. For providing administrative services, our Manager will receive a fee of $20,000 per month. We will pay our Manager a fee of $7,500 per vessel per month for the on-premises supervision of each of the newbuildings we in the future agree to acquire, pursuant to shipbuilding contracts, memoranda of agreement, or otherwise, including our currently contracted vessels. The management fees will be fixed through December 2011, subject to adjustment quarterly based on the deviation from a Euro/dollar exchange rate of €1.00:1.45, as published by Fortis Bank Nederland N.V. two days prior to the end of the previous calendar quarter. After December 31, 2011, these fees will be adjusted every year by agreement between us and our Manager.

              For more information on the services to be provided by our Manager pursuant to our Management Agreement, as well as our vessel management agreements with Empire Navigation that we intend to terminate upon entry into the Management Agreement described above, please read the section entitled "Our Manager and Management Related Agreements."

Our Corporate Structure

              Alma Maritime Limited is a holding company incorporated under the laws of the Republic of the Marshall Islands on May 23, 2008. Our wholly-owned subsidiaries, Suez Topaz Limited, Suez Diamond Limited, Suez Jade Limited and Suez Pearl Limited, have entered into the newbuilding contracts for the Suez Topaz, the Suez Diamond, the Suez Jade and the Suez Pearl, respectively, while we directly have entered into Memoranda of Agreement for the acquisition of the Tango and the Waltz, subject to the consummation of this offering or our waiver of such condition, and agreed to acquire the Cape Maria (ex Cape Pioneer) from an entity affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors.

              We currently maintain our principal executive offices at Pandoras 13, Glyfada 16674 Athens, Greece. Our telephone number at that address is +30 210 894 4640.

Crewing and Shore-based Employees

              We have two employees, our Chief Executive Officer and our Chief Financial Officer. We also intend to hire an Internal Auditor. Our Manager is responsible for the technical management of our fleet and therefore will also handle the recruiting, generally through a crewing agent in Piraeus, Greece and Manila, Philippines, of the senior officers and all other crew members for our vessels. Our Manager is currently expected to crew our vessels primarily with Filipino officers and seamen. We believe the streamlining of crewing arrangements through our Manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. As of December 31, 2009, our Manager employed 16 people, all of whom were shore-based and two of which were part-time employees.

Our Customers

              Each of our four Suezmax tanker newbuildings has a seven-year period charter with Sanko Steamship. We have arranged a minimum eight-year time charter with EDF Trading for the Cape Maria

(ex Cape Pioneer) and we have obtained indicative terms from EDF Trading for minimum eight-year time charters for two additional Capesize drybulk carriers, which we would have to identify and acquire. We intend to initially deploy the two secondhand Suezmax tankers we have agreed to acquire, subject to the consummation of this offering or our waiver of such condition, in the spot market. Sanko Steamship is a leading Japanese shipping company, with a fleet of over 170 vessels. EDF Trading, a wholly-owned subsidiary of Electricité de France, engages in the physical acquisition, management, and global delivery of energy commodities. As we grow our fleet over time, we will seek to diversify the end-users of our vessels, while maintaining the credit quality of our charter portfolio. Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. We intend generally to seek to charter our vessels to major corporations, publicly-traded shipping companies, reputable vessel owners and operators, trading houses (including commodities traders), major producers and government-owned entities.

              We will negotiate charters for our vessels using the global network of chartering brokers and industry contacts. These chartering brokers will advise us of the availability of cargo and contracts for any particular vessel. It is customary in the shipping industry for there to be as many as five chartering brokers, including the charterer, involved in any one charter and each party in most cases charges a commission in multiples of 1.25% of the charter hire, with the commissions payable to any particular broker aggregating 3.75% or higher. For each of our four contracted Suezmax tankers we have agreed to pay commissions of 2.0% to Quest Maritime Enterprises SA and 1.25% to Itochu Corporation and to pay a commission of 1.25% to Carrington AG for the charter with EDF Trading for the Cape Maria (ex Cape Pioneer) and for each of our two other proposed Capesize drybulk carrier charters. Quest Maritime Enterprises SA is controlled by affiliates of Stamatis Molaris, our Chief Executive Officer, and Hans J. Mende, one of our Sponsors and a member of our Board of Directors. Carrington AG is affiliated with Hans J. Mende. We will also pay our Manager a fee equal to 1.25% of the gross freight, charter hire, ballast bonus and demurrage under each of these charters and any other charters for vessels in our fleet. The negotiation for a charter typically begins prior to the completion of a charter being performed in order to avoid any idle time.

Competition

              We will operate in markets that are highly competitive and based primarily on supply and demand. We will compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. We will arrange our charters (whether period charters or spot charters) through the use of brokers, who negotiate the terms of the charters based on market conditions. In respect of our currently contracted vessels, we will compete primarily with other owners of vessels in the tanker sector, although we are also actively evaluating acquisition opportunities in the drybulk sector where we would compete with other owners of drybulk vessels. Ownership of vessels is highly fragmented in all sectors of the seaborne transportation industry.

              The international tanker industry is highly fragmented with many charterers, owners and operators of vessels. Ownership of crude oil tankers is highly diversified and is divided among many independent tanker owners. We believe that no single competitor has a dominant position in the markets in which we compete. Competition for charters, including for the transportation of oil and oil products, can be intense and depends on price as well as on the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Please read "—Oil Company Vetting Process." The process for obtaining charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. Principal among the factors that are important to our charterers are the quality and suitability of the vessel, its age, technical sophistication, safety record, and compliance with IMO standards and the industry standards that have been set by some energy companies, as well as the competitiveness of the bid in terms of overall price.

              The drybulk sector is characterized by relatively low barriers to entry. According to Drewry, ownership of drybulk vessels is highly fragmented and, as of January 31, 2010, was divided among over 1,400 independent drybulk vessel owners. Some of these competitors will have larger drybulk carrier fleets and greater financial resources than us, which may make them more competitive. In general, we will compete with other owners of drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

              For a more detailed description of our competitive environment, please read "The International Oil Tanker and Drybulk Shipping Industries."

Oil Company Vetting Process

              Seaborne transportation and especially the carriage of crude oil, refined petroleum products and chemicals is highly regulated. A company must comply with many international and national rules, regulations and other requirements, whether imposed by the classification societies, international conventions and organizations (e.g. IMO, the International Convention for the Safety of Life at Sea, or SOLAS, MARPOL), national and local administrations or the industry itself, in order to operate a vessel that carries these items.

              Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called "oil majors," such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc, Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products world-wide.

              Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager.

              While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE, and the Tanker Management & Shelf Assessment program, which is known as TMSA.

              Based upon commercial risk, there are three levels of assessment used by oil majors:

  •
  terminal use, which clears a vessel to call at one of the oil major's terminals;

  •
  voyage charter, which clears the vessel for a single voyage; and

  •
  period charter, which clears the vessel for use for an extended period of time.

              The depth and complexity of each of these levels of assessment varies.

              Period charters also require a thorough office audit. In this connection, a vessel manager's request for such an audit is no guarantee that such an audit will be performed, as it may take a long record of proven safety and environmental protection to be established by the vessel manager and oil major with a commercial interest to have an office audit performed.

              Our Manager, under our supervision, will be responsible for obtaining and maintaining the necessary vetting approvals required for our four contracted Suezmax tankers, the two 2008-built Suezmax tankers we have agreed to acquire, subject to the consummation of this offering or our waiver of such condition, and any other tankers that we may acquire in the future.

Permits and Authorizations

              We are required by various governmental and other agencies to obtain certain permits, licenses, certificates and other authorizations with respect to our vessels. The kinds of authorizations required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel's crew, and the age of the vessel. We intend to obtain all permits, licenses, and authorizations that are required to operate our vessels. Additional laws and regulations, environmental or otherwise, may be adopted, which could limit our ability to do business or increase the costs of doing business.

Environmental and Other Regulation

              Government regulations and laws significantly affect the ownership and operation of vessels. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements will entail significant expense.

              A variety of governmental, quasi-governmental and private organizations may subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities will require us to obtain permits, licenses and certificates for the operation of our vessels. Our failure to obtain or maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of the vessels in our fleet.

              We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We intend to assure that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our results of operations or financial condition.

International Maritime Organization

              The IMO (the United Nations agency for maritime safety and the prevention of pollution by ships) has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards relating to oil leakage or spilling, garbage management, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage discharges and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels may operate, require that tankers be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker is the subject of a contract for a major conversion or original construction on or after July 6, 1993. All of our contracted tankers will be of double-hull construction.

              Revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. All of our contracted tanker vessels will comply with regulation 12A.

Air Emissions

              In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Effective in May 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as halons and chlorofluorocarbons, emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also included a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that our vessels will be compliant in all material respects with these regulations.

              In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards which are expected to enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, thereby rendering U.S. air emissions standards equivalent to IMO requirements. Once these amendments become effective, we may incur costs to comply with these revised standards.

              Additional or new conventions, laws and regulations may be adopted that could adversely affect our results of operations and financial condition.

Safety Requirements

              The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels will be in substantial compliance with SOLAS Convention and LL Convention standards.

              Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affects our operations. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

              The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We intend to obtain documents of compliance for our offices and safety management certificates for all of our vessels for which certificates are required by the IMO. We will seek to renew these documents of compliance and safety management certificates as required by the IMO.

Ballast Water Requirements

              The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of December 31, 2009, the BWM Convention had been adopted by 21 states representing approximately 23% of the gross tonnage of the world's merchant shipping.

Oil Pollution Liability

              Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.63794 SDR per U.S. dollar on January 5, 2010. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

              The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Anti-Fouling Requirements

              In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced. We intend to obtain Anti-fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention.

Compliance Enforcement

              The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations, and participation at IMO meetings.

              Noncompliance with the ISM Code and other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.

              The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Requirements

              OPA 90 establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. It affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil), whether on land or at sea. Both OPA 90 and CERCLA impact our operations.

              Under OPA 90, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

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  natural resource damages and related assessment costs;

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  real and personal property damages;

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  net loss of taxes, royalties, rents, profits or earnings capacity;

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  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

              CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages.

              Effective July 31, 2009, the U.S. Coast Guard adopted regulations increasing the limits of OPA 90 liability of responsible parties to the greater of $2,000 per gross ton or $17,088,000 per double-hulled tank vessel over 3,000 gross tons and $1,000 per gross ton or $854,400 for non-tank vessels over 300 gross tons and establishing a procedure for adjusting the limits for inflation every three years. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

              These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We intend to comply with all applicable state regulations in the ports where our vessels will call.

              OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

              OPA 90 and CERCLA also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Under U.S. Coast Guard regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. An owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum strict liability under OPA 90 and CERCLA. We intend to provide evidence of financial responsibility to the Coast Guard and obtain certificates of financial responsibility for each of our vessels that is required to have one.

              Under OPA 90, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Our contracted fleet of vessels will all be of double-hull construction.

              Owners or operators of vessels operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their vessels are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

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  address a worst case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst case discharge;

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  describe crew training and drills; and

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  identify a qualified individual with full authority to implement removal actions.

              In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

              We intend to obtain the U.S. Coast Guard's approval of response plans for our vessels operating in the waters of the United States.

              The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.

              The United States Environmental Protection Agency, or EPA, has enacted rules governing ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under these rules, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes limits applicable to specific discharge streams.

              The VGP establishes effluent limits, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream, for each discharge type. Each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to the specific discharge. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. All Regulated Vessels must implement inspection, monitoring, recordkeeping and reporting requirements.

              Regulated Vessels delivered after September 19, 2009 cannot operate in U.S. waters unless they are covered by the VGP. To be covered by the VGP, a vessel owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. Any Regulated Vessel that is not covered by a VGP cannot discharge into U.S. navigable waters.

              Owners and operators of vessels visiting U.S. waters will be required to comply with this VGP program or face penalties. This could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. In addition, the CWA requires each state to certify federal discharge permits such as the VGP. Certain states have enacted more stringent discharge standards as conditions to their certification of the VGP. The VGP and its state-specific regulations and any similar restrictions enacted in the future may increase the costs of operating in the relevant waters. Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet.

              The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The U. S. Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U. S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson River, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the U. S. Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River) if they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The U. S. Coast Guard has recently proposed new ballast water discharge and management requirements that include an expansion of the requirements to vessels operating within 200 nautical miles of the United States. Although we do not believe the costs of compliance with mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact on our fleet of mid-ocean ballast exchange or other new management requirements that may be adopted.

              Our operations occasionally may generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we may arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

              The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. In December 1999 and January 2003, the EPA issued final rules regarding emissions standards for marine diesel engines. These final rules apply emissions standards to new engines beginning with the 2004 model year. In December 2009 the EPA announced its intention to publish final amendments to the emission standards for new marine diesel engines installed on ships flagged or registered in the United States that are equivalent to the requirements in the MARPOL Annex VI amendments. The new regulations include near-term standards (beginning in 2011) for newly-built engines requiring more efficient use of existing engine technologies and long-term standards requiring an 80 percent reduction in nitrogen oxides (beginning in 2016). We believe that no additional material capital expenditures or material increases in costs are likely as a result of the new EPA standards.

              Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels that will operate in these areas will be equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no additional material capital expenditures or material increase in costs are likely to be required.

              On October 9, 2008, the United States ratified the amended Annex VI to the MARPOL Convention, addressing air pollution from ships, which went into effect on January 8, 2009. The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, on March 27, 2009, the United States and Canada jointly requested the IMO to designate the area extending 200 miles from their territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas under the new Annex VI amendments. IMO's Marine Environment

Protection Committee (MEPC) agreed in principle to the proposal in July 2009 and will be considered for adoption at MEPC's March 2010 meeting. If the Emission Control Areas designations are adopted, more stringent emissions standards similar to the new CARB regulations would apply in the Emission Control Areas that would cause us to incur further costs.

              In the future, other new or more stringent emission requirements may be adopted in the jurisdictions in which we operate or where our vessels are registered that could result in additional costs.

Other Regulations

              The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

              In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. We cannot predict what regulations, if any, may be adopted by the European Union or any other country or authority.

Greenhouse Gas Regulation

              In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, referred to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. Although there was some expectation that a new climate change treaty would be adopted at the December 2009 United Nations Copenhagen climate change conference, it did not result in any legally binding commitments. Instead, the participating countries developed an accord on a framework for negotiations in 2010 that includes emission reduction targets for developed countries and goals for limiting increases in atmospheric temperature. The implementation of the Copenhagen accord could lead to restrictions on the emissions of greenhouse gases from shipping. International or multinational bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO's study of greenhouse gas emissions from the global shipping fleet predicts that greenhouse emissions from ships will rise by 38% to 72% by 2020 due to increased bunker consumption if corrective measures are not implemented. The IMO recently announced its intention to develop limits on greenhouse gases from international shipping in 2010. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and is considering a petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Federal regulations relating to the control of greenhouse gas emissions are likely to follow, and the U.S. Congress is also considering climate change initiatives. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

              Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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  on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

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  on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

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  the development of vessel security plans;

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  ship identification number to be permanently marked on a vessel's hull;

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  a continuous synopsis record kept onboard showing a vessel's history, including name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

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  compliance with flag state security certification requirements.

              The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and to assure that our fleet will be in compliance with applicable security requirements.

Inspection by Classification Societies

              Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

              The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

              For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

              Annual Surveys:    For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

              Intermediate Surveys:    Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

              Class Renewal Surveys:    Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

              At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

              All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

              Most vessels are also dry-docked every 30 to 60 months, depending on the age of the vessel, for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

              Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All of our contracted newbuilding vessels will be certified as being "in class" by American Bureau of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts.

Insurance

Risk of Loss and Liability Insurance

              The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. We do not carry loss of hire insurance. Furthermore, while we intend to carry adequate insurance coverage, not all risks can be insured, any specific claim may not be paid, and we may not always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

              We will obtain marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of the vessels in our fleet. The vessels in our fleet will each be covered up to at least fair market value, with deductibles of $100,000 per vessel per incident. We also intend to arrange increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we would be able recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Protection and Indemnity Insurance

              Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage, except for pollution, will be unlimited.

              Our protection and indemnity insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per vessel per incident. Our P&I war risk coverage will be $500 million per vessel per incident. The fourteen P&I associations that comprise the International Group insure approximately 90% of the world's commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I association that is a member of the International Group, we will be subject to calls payable to the associations based on the International Group's claim records as well as the claim records of all other members of the individual associations.

Properties

              We have no freehold interest in any real property. We lease office space at Pandoras 13, Glyfada 16672 Athens, Greece that is owned by our manager, Empire Navigation, under a rental agreement with an initial one-year term expiring on January 3, 2011, which term is extendable upon mutual agreement of the parties.

Legal Proceedings

              To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial condition, results of operations or liquidity, nor are we are of any proceedings that are pending or threatened that, if adversely determined, would have a material adverse effect on our financial condition, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

              Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

MANAGEMENT

Directors and Executive Officers

              Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is follows: our Class I directors will serve for a term expiring at the 2011 annual meeting of stockholders, our Class II directors will serve for a term expiring at the 2012 annual meeting, and our Class III directors will serve for a term expiring at the 2013 annual meeting. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. We expect that all of our directors and nominees for directors, other than Stamatis Molaris, our Chief Executive Officer and Chairman, Hans J. Mende and Nimesh N. Patel, will be independent under New York Stock Exchange rules and SEC rules and regulations. The business address for each director and executive officer is c/o Alma Maritime Limited, Pandoras 13, Glyfada 16674 Athens, Greece.

Name	Age	Position
Stamatis Molaris	47	Chief Executive Officer, Chairman and Class III Director
Stewart Crawford	36	Chief Financial Officer
Hans J. Mende	66	Class II Director
Barry W. Martin	63	Class I Director*
Dr. Petros P. Papageorgiou	65	Class I Director*
Nimesh N. Patel	33	Class III Director*
Bert Van Druten	44	Class II Director*

*
Has agreed to join our Board of Directors upon completion of this offering.

              Stamatis Molaris has served as our Chief Executive Officer and Chairman since our formation in May 2008. From 2005 until April 2008, Mr. Molaris served as Quintana Maritime Limited's Chief Executive Officer and President and a member of its Board of Directors, as well as subsequently serving as Chief Executive Officer and a director of Excel Maritime Carriers Ltd., a NYSE-listed drybulk company, in April 2008 after it acquired Quintana Maritime Limited. Previously, Mr. Molaris served as Chief Financial Officer and a director of Stelmar Shipping Ltd. from August 1993 until January 2005. Prior to that, Mr. Molaris served as an audit manager for Arthur Andersen. Mr. Molaris obtained an undergraduate degree in Business Administration and Economics from Richmond College in London and a post-graduate degree in Finance from Strathclyde University of Glasgow.

              Stewart Crawford has served as our Chief Financial Officer since February 2010. Previously Mr. Crawford served as Chief Financial Officer of Atlas Maritime Holding Inc., an Athens-based tanker shipping company, from 2008 to February 2010. In 2008, he was Vice President of Finance for Excel Maritime Carriers Ltd., a NYSE-listed shipping company, and held the same position with Quintana Maritime Limited, formerly a NASDAQ-listed shipping company, from 2007 until its merger with Excel in 2008. From 2005 until 2007, Mr. Crawford was Finance Director at Globus Maritime Ltd., an Athens-based shipping company, where he assisted in the company's preparation of its listing on the London Stock Exchange's AIM market in 2007. Prior to Globus Maritime Ltd., he served as an audit manager at Ernst & Young from 2001 until 2005, focusing on the shipping industry. Mr. Crawford is a chartered accountant and a member of the Institute of the Chartered Accountants of Scotland and holds a Bachelor of Commerce degree from the University of Edinburgh.

              Hans J. Mende has been a member of our Board since May 2008. Mr. Mende has been a director of Excel Maritime Carriers Ltd., a NYSE-listed drybulk company, since April 2008 and was formerly a director of Quintana Maritime Limited. Mr. Mende also serves as Chairman of the Board of Directors of Alpha Natural Resources, Inc. and is a director of Foundation Coal Holdings, Inc., both of which are coal companies. Since 1986, when he co-founded AMCI International, Inc., or AMCI, a mining and trading company, he has served as AMCI's President. Prior to founding AMCI, Mr. Mende was employed by the Thyssen Group, one of the largest German multinational companies with interests in steel making and general heavy industrial production, in various senior executive positions. At the time of his departure from the Thyssen Group, Mr. Mende was President of its international trading company.

              Barry W. Martin has agreed to join our Board of Directors upon the completion of this offering. Mr.Martin is a banker with over 43 years of experience, of which over 40 years have been with the RBS Group. From 1998 until his retirement in April 2009, Mr. Martin was the head of the Greek shipping group based in London, providing finance and multiple banking services to the Greek shipping industry. RBS became the leading provider of finance to the Greek shipping community during Mr. Martin's tenure at the bank. In 1994, Mr. Martin was appointed General Manager of the Piraeus office of RBS in Greece, providing finance and banking services to the Greek shipping community. Between 1986 and 1994, he held senior managerial appointments at large branches in the City of London, financing major corporate clients. Mr. Martin is an Associate of the Chartered Institute of Bankers.

              Dr. Petros P. Papageorgiou has agreed to join our Board of Directors upon completion of this offering. Dr. Papageorgiou's principal occupation since 1991 has been as a professor at the University of Piraeus, Department of Economics. From August 2006 until March 2009, Dr. Papageorgiou was Chairman of the Board of Directors of the Hellenic Public Real Estate Company. Dr. Papageorgiou's previous positions also include serving as the chief of staff of the Prime Minister's Office of Greece from 1992 to 1993 and as Chief Executive Officer of Metroinvest and Metronet in Athens, Greece until 2002. From 1993 to 1998 he served as a member of the Board of Directors of the European Investment Bank, until 2000 as a member of the Board of Directors and head of the audit committee at ETVA Bank, from 2002 to 2005 on the Board of Directors of Seaways S.A. and from 2004 to 2006 as Chairman of the Board of Directors of Olympic Airlines S.A. Dr. Papageorgiou received a Bachelor of Arts in Economics from Athens University of Economics and Business in 1967, a Masters in Economics from Northeastern University in 1971 and a Ph.D. in Economics from Boston University in 1975.

              Nimesh N. Patel has agreed to join our Board of Directors upon completion of this offering. Mr. Patel is a Vice President of AMCI, a private equity firm focusing on the natural resources industry co-founded by Mr. Mende, which Mr. Patel joined in 2008. Prior to joining AMCI, Mr. Patel was a Vice President of Great Hill Partners, a private equity firm. Mr. Patel earned an A.B. from Princeton University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

              Bert van Druten has agreed to join our Board of Directors upon completion of this offering. Mr. Van Druten has been the Head of the Coal & Freight for EDF Trading Limited, a wholly owned subsidiary of Electricite de France, since November 2004. From 1994 until 2004, Mr. Van Druten held various positions with BHP Billiton and its predecessors, including serving as Head of Energy Coal Marketing and Trading from 2002 to 2004 and Head of Energy Marketing and Trading from 2001 to 2002. Mr. Van Druten has served on the board of directors of EDF Trading Singapore Ltd. since February 2006, of Rail and Barge Logistics B.V. since December 2008, of Maxima Coal PTE. Ltd since October 2007 and of Ekom B.V. since December 2008. Mr. Van Druten holds an undergraduate degree from Rijks University in The Netherlands and a Masters Degree in public administration from The Erasmus University in the Netherlands.

              On November 10, 2003, Mr. Molaris, who then was the Chief Financial Officer of Stelmar Shipping Ltd., a NYSE-listed tanker company, took a non-interest bearing advance from Stelmar in the amount of $125,000, in apparent violation of applicable U.S. law prohibiting loans by public companies to their directors and executive officers. This advance was repaid on February 10, 2004. The Board of Directors of Stelmar imposed a fine on Mr. Molaris in the amount of $30,000, which Mr. Molaris paid to Stelmar. The Enforcement Division of the SEC conducted an inquiry into this matter and, on December 1, 2005, the SEC entered an order relating to these alleged violations of Section 13(k) of the Securities Exchange Act of 1934. Without admitting or denying the findings in the order, Mr. Molaris agreed to cease and desist from causing any violations and any future violations of Section 13(k) of the Exchange Act. The SEC did not impose any monetary sanctions on Mr. Molaris.

Compensation of Directors and Senior Management

              We did not pay our directors prior to this offering. Beginning in the fiscal year ending December 31, 2010, non-executive directors will receive annualized fees in the amount of $27,500 plus reimbursement for their out-of-pocket expenses.

              Our executive officers, prior to this offering, have not received any direct compensation from us. A portion of the management fees we incurred under agreements with an entity affiliated with our Chief Executive Officer were, however, deemed to constitute compensation of $173,000 in 2008 and $245,500 in 2009 to our Chief Executive Officer. Prior to the completion of this offering, we intend to enter into employment agreements with our Chief Executive Officer and Chief Financial Officer, which will provide for annual base salaries, in an aggregate amount of €725,000, and bonus payments, including in the form of restricted stock and other share-base awards under the Equity Incentive Plan we intend to adopt, and, in certain circumstances, payments following a change in control of our company in amounts equal to two times their respective (i) annual base salary plus (ii) bonus, including equity awards, (based on an average of the prior three years). See "—Equity Incentive Plan." We expect to grant awards of an aggregate of 325,000 shares of restricted stock, vesting ratably over a four-year period, to our Chief Executive Officer and Chief Financial Officer in connection with the consummation of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation." We intend to grant restricted shares of common stock to each of the non-employee directors following their becoming directors upon the consummation of this offering. We do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

Board of Directors

              Upon the consummation of this offering, we will have six members on our Board of Directors. The Board of Directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board of Directors.

Committees of the Board of Directors

Audit committee

              Upon consummation of this offering, our audit committee will consist of three independent, non-executive directors and Dr. Petros P. Papageorgiou will serve as Chairman. We believe that Dr. Petros P. Papageorgiou qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K promulgated by the SEC. The audit committee will be responsible for:

  •
  the hiring or termination of independent auditors and approving any non-audit work performed by such auditor;

  •
  approving the overall scope of the audit;

  •
  assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

  •
  annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm;

  •
  discussing the annual audited financial and quarterly statements with management and the independent auditor;

  •
  discussing earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies;

  •
  discussing policies with respect to risk assessment and risk management;

  •
  meeting separately, periodically, with management, internal auditors and the independent auditor;

  •
  reviewing with the independent auditor any audit problems or difficulties and managements' response;

  •
  setting clear hiring policies for employees or former employees of the independent auditors;

  •
  annually reviewing the adequacy of the audit committee's written charter;

  •
  reporting regularly to the full Board of Directors;

  •
  evaluating the Board of Directors' performance; and

  •
  handling such other matters that are specifically delegated to the audit committee by the Board of Directors from time to time.

Nominating and corporate governance committee

              Upon consummation of this offering, we will have a nominating and corporate governance committee consisting of at least a majority of independent directors. The nominating and corporate governance committee will be responsible for:

  •
  developing and recommending criteria for selecting new directors;

  •
  screening and recommending to the Board of Directors individuals qualified to become executive officers;

  •
  overseeing evaluations of the Board of Directors, its members and committees of the Board of Directors; and

  •
  handling such other matters that are specifically delegated to the nominating and corporate governance committee by the Board of Directors from time to time.

Compensation committee

              Upon consummation of this offering, we will have a compensation committee consisting of at least a majority of independent directors. The compensation committee will be responsible for:

  •
  developing and recommending to the Board of Directors compensation for board members;

  •
  overseeing compliance with any applicable compensation reporting requirements of the Securities and Exchange Commission and the New York Stock Exchange; and

  •
  handling such other matters that are specifically delegated to the compensation committee by the Board of Directors from time to time.

Codes of Conduct and Ethics

              Prior to consummation of this offering, the Board of Directors will approve and adopt a Code of Business Conduct and Ethics for all officers and employees, a Code of Conduct for the Chief Executive Officer and senior financial officers and a Code of Ethics for directors, copies of which will be available on our website and upon written request by our stockholders at no cost.

Employees

              As of March 1, 2010, we had two employees, our Chief Executive Officer and our Chief Financial Officer. We also intend to hire an Internal Auditor.

Share Ownership

              The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in the section entitled "Principal Stockholders" below.

Equity Incentive Plan

              We expect to adopt an equity incentive plan prior to the completion of this offering, which we refer to as the plan, under which officers, key employees, directors and consultants of Alma Maritime Limited and our subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock, dividend participation rights and other stock-based or stock-denominated awards. We will reserve a total of 1.5 million shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. We expect to grant awards of an aggregate of 325,000 shares of restricted stock, vesting ratably over a four-year period, to our Chief Executive Officer and Chief Financial Officer in connection with the consummation of this offering. The plan will be administered by our compensation committee, or such other committee of our Board of Directors as may be designated by the board to administer the plan.

              Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price per share equal to the fair market value of a share of our common stock on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a share of our common stock on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

              The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a share of common stock on the date of vesting, which payment may be paid in the form of cash or common stock or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

              The plan administrator may also grant dividend participation rights under the plan. Those awards represent rights to receive payments from us based on dividends paid to our stockholders from our operating surplus. The dividend participation rights may be subject to such terms and conditions as are determined by the plan administrator, including vesting and forfeiture provisions, the percentage of dividends to be received by the recipient, the types of dividends on which payments under the award are to be received (provided the dividends must be made from our operating surplus), and any conditional requirements (such as performance goals or levels of dividends) that must be achieved in order for payment to be made under the dividend participation rights.

              Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

              Our Board of Directors may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Stockholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our Board of Directors, the plan will expire ten years from the date the plan is adopted.

OUR MANAGER AND MANAGEMENT RELATED AGREEMENTS

              Our Manager, Empire Navigation Inc. is wholly owned by Stamatis Molaris, our Chief Executive Officer. As of December 31, 2009, our Manager employed 16 people, all of whom are shore-based and two of which are part-time employees.

              Empire Navigation currently has been contracted to provide commercial and technical management of each of our four contracted Suezmax tanker newbuildings under individual vessel management agreements, each dated November 1, 2009, that our applicable subsidiaries have entered into with Empire Navigation. We intend to terminate these vessel management agreements effective upon entry into the Management Agreement described below. Services commenced on March 1, 2010 under each of these vessel agreements, which are subject to termination upon two months' notice by either us or our Manager. Each of the vessel management agreements may also be terminated upon default by us or our Manager, termination of the corresponding shipbuilding contract or transfer of such contract to a third party, sale of the applicable vessel after delivery to us, the actual or constructive loss of the applicable vessel or the bankruptcy, winding up or similar event effecting us, our relevant subsidiary or our Manager. Pursuant to these management agreements, we are obligated to pay our Manager a management fee of $7,500 per vessel per calendar month prior to delivery of the respective vessels and $22,500 per vessel per calendar month after delivery to us of the respective vessel. The post-delivery monthly fee increases by 2.0% per annum. Under these vessel management agreements, our Manager is also entitled to receive a fee of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet, including each of our four contracted Suezmax tankers. We have also entered into an Agreement for Plan Approval Services, dated August 15, 2009, with Empire Navigation, under which we are obligated to pay an aggregate of €100,000 to Empire Navigation for services provided in respect of our four contracted Suezmax newbuildings during the period until two months prior to the commencement of their construction.

              Prior to the completion of this offering, we intend, as noted above, to terminate these individual vessel management agreements and enter into the Management Agreement described below, pursuant to which Empire Navigation will provide us with technical, administrative and commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management.

Proposed Management Agreement

              Under the Management Agreement we intend to enter into prior to the completion of this offering, our Manager will be responsible for providing us with technical, administrative and certain commercial services, which include the following:

Technical services

              These services include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag state of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation and lodging, insurance (including handling and processing all claims) of, and appropriate investigation of any charterer concerns with respect to, the crew, conducting union negotiations concerning the crew, performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants, providing technical support, shoreside support, shipyard supervision and attending to all other technical matters necessary to run our business.

Commercial services

              These services include chartering the vessels which we own, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuildings, and such other commercial services as we may reasonably request from time to time.

Administrative services

              These services include administering payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services, assistance in complying with U.S. and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for any subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business.

Reporting structure

              Our Manager will report to us and our Board of Directors through our executive officers.

Compensation of our Manager

              In return for providing technical and commercial services, our Manager will receive a fee of $750 per vessel per day, commencing upon delivery of a vessel to us. This fee will be $350 per day for vessels deployed on bareboat charters. Our Manager will also receive a fee of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager will receive a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including upon delivery to us of each of the three secondhand vessels we have agreed to acquire. For providing administrative services, our Manager will receive a fee of $20,000 per month. We will pay our Manager a fee of $7,500 per vessel per month for the on-premises supervision of each of the newbuildings we agree to acquire, pursuant to shipbuilding contracts, memoranda of agreement, or otherwise, including our currently contracted vessels. The management fees will be fixed until December 31, 2011, subject to adjustment quarterly based on the deviation from a Euro/dollar exchange rate of €1.00:$1.45, as published by Fortis Bank Nederland N.V. two days prior to the end of the previous calendar quarter. After December 31, 2011, these fees will be adjusted every year by agreement between us and our Manager.

              The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers' liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us.

Term and termination rights

              Subject to the termination rights described below, the initial term of our management agreement expires on June 30, 2017. Upon expiration of the initial term or any renewal term, our management agreement automatically renews for up to three additional seven and one-half-year periods.

    Our Manager's termination rights

              Our Manager may terminate our management agreement prior to the end of its term if:

  •
  any money payable by us is not paid when due or if due on demand, within ten business days following demand by our Manager;

  •
  we default in the performance of any other material obligation under the management agreement and the matter is unresolved within 20 business days after we receive written notice of such default from our Manager;

  •
  the management fee in respect of any annual period during the initial term or any subsequent term is determined by arbitration and the arbitrators accept our proposal for the determination of the management fee, in which case the Manager may terminate upon 12 months' written notice to us;

  •
  any acquisition of our shares or a merger, consolidation or similar transaction results in any "person" or "group" acquiring 50% or more of the total voting power of our or the resulting entity's outstanding voting securities collectively; or

  •
  there is a change in directors after which a majority of the members of our Board of Directors are not continuing directors.

              "Continuing directors" means, as of any date of determination, any member of our Board of Directors who was:

  •
  a member of our Board of Directors on the date immediately after the closing of this offering; or

  •
  nominated for election or elected to our Board of Directors with the approval of a majority of the directors then in office who were either directors immediately after the closing of this offering or whose nomination or election was previously so approved.

    Our termination rights

              In addition to certain standard termination rights, we may terminate our management agreement prior to the end of its term if:

  •
  our Manager defaults in the performance of any material obligation under our management agreement and the matter is not resolved within 20 business days after our Manager receives from us written notice of such default;

  •
  any money payable by our Manager to us or third parties under our management agreement is not paid or accounted for within ten business days following written notice by us;

  •
  our Manager is convicted of, enters a plea of guilty or nolo contendre with respect to, or has entered into a plea bargain or settlement admitting guilt for, a crime, which conviction, plea bargain or settlement is demonstrably and materially injurious to us;

  •
  our Manager commits fraud or acts recklessly, or commits an act of willful misconduct that is materially injurious to us;

  •
  there is a change of control of our Manager; or

  •
  after June 2017, we provide six months' notice after two-thirds of our board of directors elect to terminate the Management Agreement.

For the purposes of our termination rights, a "change in control of our Manager" means (a) the sale of all or substantially all of the assets or property of our Manager or (b) any acquisition of our Manager's shares or a merger, consolidation or similar transaction that results in Stamatis Molaris (together with any trusts or entities established for the benefit of Stamatis Molaris or his family, and any other entities wholly-owned by Stamatis Molaris and members of his family) beneficially owning less than 50.1% of our Manager's or the resulting entity's outstanding voting securities.

If we elect to terminate the Management Agreement under the circumstance described in the last bullet point above, our Manager will be entitled to receive a payment, which we refer to as the Termination Payment, in a lump sum within 30 days following the termination date of the Management Agreement. A Termination Payment will generally be calculated as three times the average annual management fees payable to our Manager for the last three completed years of the term of the Management Agreement.

              In the event that management of an individual ship under the Management Agreement is terminated, other than by reason of default by the Manager, the $750 or $350, as applicable, per day per vessel management fee payable to the Manager in respect of such vessel will be payable for three months from the termination date.

Non-competition

              During the term of our Management Agreement, our Manager will not provide any management services to any other entity without the prior approval of the independent members of our Board of Directors, other than with respect to the four tankers it currently manages for a third party and one drybulk carrier newbuilding owned by an entity affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors.

Sale of Our Manager

              During the term of the Management Agreement, in the event of any proposed change in control of our Manager, we have a 30-day right of first offer to purchase our Manager. For these purposes, a "proposed change in control of our Manager" means the approval of the board of directors of our Manager or the stockholders of our Manager, as applicable, of a transaction constituting a "change in control of our Manager" as described above.

RELATED PARTY TRANSACTIONS

Management Related Agreements

              For a description of our management agreement, please read the section entitled "Our Manager and Management Related Agreements." We believe the fees and commissions set forth in our management agreement are no more than the rates we would pay to an unaffiliated third party to provide us with comparable management services.

              Under a rental agreement between us and our Manager, dated as of January 4, 2010, we lease office space from our Manager for €2,500 per month ($3,600 per month based on the exchange rate of €1.00:$1.44 in effect on December 31, 2009). The initial one-year term expires on January 3, 2011. We believe this is no more than would be incurred on an arms'-length basis with an unaffiliated landlord.

              Our Manager is wholly owned by Stamatis Molaris, our Chief Executive Officer.

Quest Maritime Enterprises

              Quest Maritime Enterprises S.A., which provided us with management services until October 27, 2009 under vessel management agreements dated August 7, 2008, is entitled to receive a commission of 2.0% on all charter hire payable under the seven-year time charter arrangements for each of our four contracted Suezmax tanker newbuildings. During 2008 and in 2009, we incurred management fees of $224,089 and $336,000, respectively, under our agreements with Quest Maritime Enterprises S.A. Quest Maritime Enterprises S.A. is controlled by affiliates of Stamatis Molaris, our Chief Executive Officer, and Hans J. Mende, one of our Sponsors and a member of our Board of Directors, which, as of March 1, 2010, collectively beneficially owned 58.7% of our outstanding common stock.

Cape Maria (ex Cape Pioneer)

              On January 21, 2010, Cape Maria Limited, which is affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors, entered into an agreement to acquire the Cape Maria (ex Cape Pioneer) from its owner, which is not affiliated with Mr. Mende or us. On March 11, 2010, we entered into a Memorandum of Agreement with Cape Maria Limited to acquire the Cape Maria (ex Cape Pioneer) for $54.0 million, which is the same price to be paid by Cape Maria Limited for the vessel. We also entered into an agreement on March 11, 2010 with EDF Trading Limited and Cape Maria Limited novating from Cape Maria Limited to us the minimum eight-year charter for the Cape Maria with EDF Trading. We expect the Cape Maria to be delivered to us in May 2010.

Carrington

              Carrington AG, which is affiliated with Hans J. Mende, one of our Sponsors and a member of our Board of Directors, would be entitled to receive a commission of 1.25% on all charter hire payable under the minimum eight-year time charter with EDF Trading for the Cape Maria (ex Cape Pioneer), as well as the proposed minimum eight-year time charters with EDF Trading for two additional Capesize drybulk carriers we intend to acquire.

Performance Guarantees

              Omniblue Shipping Inc., a Marshall Islands company affiliated with one of our former shareholders, issued a performance guarantee dated June 2, 2008 in respect of each shipbuilding contract for our Suezmax tanker newbuildings, pursuant to which it has undertaken to pay the South Korean shipyard on demand any obligations of any of our subsidiaries under the respective shipbuilding contracts. We have no obligations to Omniblue Shipping Inc. or its affiliates, or to the shipyard, under such performance guarantees or in connection therewith.

Credit Facility

              Maas Capital Investments B.V., which as of March 1, 2010, owned approximately 37.7% of our outstanding common stock, is an affiliate of Fortis Bank Nederland N.V. and was, at the time we entered into such facility, an affiliate of Fortis Bank S.A./N.V., a lender under our credit facility, dated June 23, 2008, as amended from time to time, originally in a principal amount of up to $111.6 million. Fortis Bank S.A./N.V. is now known as BNP Paribas Fortis and is no longer an affiliate of Maas Capital Investments B.V. As of December 31, 2009, $111.6 million of indebtedness was outstanding under this credit facility, bearing interest at a rate of LIBOR plus 3.00%. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Existing Credit Facility" for additional details. We intend to repay in full and retire this credit facility with borrowings under a new credit facility with BNP Paribas Fortis, among other lenders, for which we have entered into a commitment letter, upon entering into such new credit facility, as well as cash released from a collateral account to be associated with such new credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—New Credit Facilities."

Financial Advisory Fee

              We have agreed to pay Fortis Bank Nederland N.V., which is an affiliate of our stockholder Maas Capital Investments B.V., $250,000 for certain financial advisory services in connection with this offering.

Shareholders' Agreement; Shares Issued for Capital Contributions; Sale of Common Stock to Existing Stockholders

              We and our existing stockholders have an Amended and Restated Shareholders' Agreement, dated as of June 24, 2008 (the "Shareholders Agreement"), as amended from time to time, which includes restrictions on issuances and transfers of our common stock and director appointment rights.

              As contemplated by the Shareholders' Agreement, on February 17, 2010, we issued, after giving effect to the 1.2546863-for-1 stock split effected as a stock dividend on March 11, 2010, 159,083 shares of our common stock to MK Maritime LLC, 139,443 shares of our common stock to Maas Capital Investment B.V., 14,833 shares of our common stock to Gallery Services Ltd. and 6,555 shares of our common stock to Kingsway Navigation Limited, each in consideration for capital contributions made to us during 2008 and 2009.

              Our existing stockholders have also agreed to contribute additional capital to us, in such aggregate amount as determined by the Board of Directors, by subscribing for additional shares of our common stock. This share subscription is being effected through the sale of 3,100,000 additional shares of common stock to our existing stockholders for an aggregate purchase price of $62.0 million, or $20.00 per share, as described elsewhere in this prospectus.

              We have entered into a Supplemental Agreement, dated March 12, 2010, with our existing stockholders to terminate the Shareholders' Agreement, effective upon the completion of this offering.

Registration Rights Agreement

              We intend to enter into a registration rights agreement prior to the completion of this offering with MK Maritime LLC, Maas Capital Investments B.V., Gallery Services Ltd. and Kingsway Navigation Limited, our existing stockholders, pursuant to which we will grant each of them and certain of their respective transferees the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which these existing stockholders will be a party, to require us to register under the Securities Act shares of our common stock held by those persons. Under the registration rights agreement, these stockholders and certain of their respective transferees will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Immediately after this offering and the sale of common stock to our existing stockholders, MK Maritime LLC, Maas Capital Investments B.V., Gallery Services Ltd. and Kingsway Navigation Limited, will own 2,470,108 shares, 1,941,269 shares, 180,186 shares and 83,037 shares, respectively, entitled to these registration rights.

Policies and Procedures for Review and Approval of Related Party Transactions

              Our board of directors intends to adopt, prior to the completion of this offering, a written code of business conduct and ethics, containing, among other things, our policy for the review and approval or ratification of related person transactions. Under this policy, related person transactions, which are defined for purposes of the policy as any transaction in which we are a participant and any of our directors, nominees for director, executive officers, employees, stockholders holding more than five percent of our common stock or members of their immediate families (other than immediate family members of employees who are not executive officers) have a direct or indirect interest, must be reviewed and approved or ratified. Management is required to bring any such potential transactions to our audit committee, which pursuant to its charter, will then be required to approve any related party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee considers the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. Immediately after the effective time of the registration statement of which this prospectus forms a part, a copy of our code of business conduct and ethics and our audit committee charter will be posted to the website we will maintain after this offering.

PRINCIPAL STOCKHOLDERS

              The following table sets forth certain information regarding the beneficial ownership of our common stock, giving effect to a 1.2546863-for-1 stock split effected as a stock dividend on March 11, 2010, as of the date of this prospectus and upon completion of this offering and the sale of common stock to our existing stockholders, by:

  •
  each of our directors and director nominees;

  •
  each of our executive officers;

  •
  all of our executive officers, directors and director nominees as a group; and

  •
  each person known to us to beneficially own more than five percent of our common stock.

              Upon completion of this offering, we will have one class of capital stock outstanding. Each outstanding share of our common stock entitles our stockholders, including the stockholders identified below, to one vote. As of the date of this prospectus, only the 802,737 shares of our common stock held by MK Maritime LLC were held in the United States.

              Beneficial ownership of our common stock is determined in accordance with the rules of the SEC and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and other securities currently exercisable or exercisable within 60 days of March 1, 2010 are deemed outstanding and beneficially owned by the person holding those options for purposes of computing the number of shares and percentage of shares beneficially owned by that person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

              Unless otherwise indicated in the footnotes, the principal address of each of the stockholders identified below is c/o Alma Maritime Limited, Pandoras 13, Glyfada 16674, Athens, Greece.

	Shares of Common Stock Beneficially Owned Prior to this Offering and the Sale of Common Stock		Shares of Common Stock Beneficially Owned After this Offering and the Sale of Common Stock
Identity of Person or Group	Number of Shares	Percentage	Number of Shares	Percentage
Officers and Directors
Stamatis Molaris(1)	121,481	7.7%	480,186	3.0%
Stewart Crawford	—	—	25,000	*
Hans J. Mende(2)	802,737	51.0%	2,470,108	15.2%
Barry W. Martin	—	—	—	*
Dr. Petros P. Papageorgiou	—	—	—	*
Nimesh N. Patel	—	—	—	*
Bert Van Druten	—	—	—	*
All officers, directors and director nominees as a group (7 persons)	924,444	73.7%	2,972,149	18.3%
5% Beneficial Owners:
MK Maritime LLC(3)	802,737	51.0%	2,470,108	15.2%
Maas Capital Investments B.V.(4)	593,640	37.7%	1,941,269	11.9%
Gallery Services Ltd.(5)	121,481	7.7%	180,186	1.1%

*
Less than 1%.

(1)
By virtue of shares held through Gallery Services Ltd.

(2)
By virtue of shares held through MK Maritime LLC.

(3)
MK Maritime LLC is 50% owned by The Kirmar Limited Partnership, of which Hans J. Mende, a member of our Board of Directors, is General Partner, and 50% owned by the 2008 Irrevocable Trust for Family of Nicola Kundrun, the trustee of which is Fritz Kundrun. The address of this beneficial owner is c/o Wilmington Trust SP Services, Inc., 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801.

(4)
Maas Capital Investments B.V. is owned by Fortis Bank Nederland N.V. The address of this beneficial owner is Coolsingel 93, 3012 AE Rotterdam, The Netherlands.

(5)
Gallery Services Ltd. is wholly owned by our Chief Executive Officer, Stamatis Molaris.

 SHARES ELIGIBLE FOR FUTURE SALE

              Upon completion of this offering and the sale of common stock to our existing stockholders, we will have 16,249,600 shares of common stock outstanding, or 17,937,100 shares if the underwriters' overallotment option is exercised in full. Of these shares, only the 11,250,000 shares sold in this offering, or 12,937,500 shares if the underwriters' over allotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our "affiliates," which will be subject to the resale limitations of Rule 144 under the Securities Act. After the consummation of this offering and the sale of common stock to our existing stockholders, our stockholders will own 4,674,600 shares of common stock which were acquired in private transactions not involving a public offering and these shares are therefore treated as "restricted securities" for purposes of Rule 144. We also intend to grant 325,000 restricted shares, vesting over a four-year period, as compensation to our Chief Executive Officer and Chief Financial Officer under our 2010 Equity Incentive Plan upon consummation of this offering. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act. Upon consummation of this offering, certain of our existing stockholders will have rights to require, or participate in, the registration under the Securities Act of the aggregate 4,674,600 shares of our common stock they hold. Registration of these shares under the Securities Act would result in these shares becoming fully tradeable without restriction under the Securities Act immediately upon the effectiveness of the applicable registration statement, except for shares purchased by affiliates.

              In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (other than an affiliate of ours) who owns shares of our common stock that were acquired from us or from an affiliate of ours at least six months prior to the proposed sale would be entitled to freely sell such shares, subject to the lock-up agreements described above and assuming we are current in our reporting obligations under the Exchange Act.

              In general, under Rule 144, any affiliate of ours, which would include our existing stockholders other than Kingsway Navigation Limited, who owns restricted shares that were acquired from the issuer or another affiliate at least six months prior to the proposed sale, and following the 90th day after the completion of this offering, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of our common stock, which would be approximately 162,496 shares immediately after this offering and the sale of common stock to our existing stockholders, and (b) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

              As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

              The shares held by our existing stockholders, officers and directors will be subject to the underwriters' 180-day lock-up agreement. Under the lock-up agreement, our existing stockholders, officers and directors have agreed during the period beginning from the date of the prospectus and continuing to and including the date 180 days after the date of this prospectus, not to offer, sell, contract to sell or otherwise dispose of any of our common stock or other securities which are substantially similar to the common stock or which are convertible or exchangeable into securities which are substantially similar to the common stock, without the prior written consent of the underwriters. These agreements do not apply to transfers to immediate family or donees who receive such securities as bona fide gifts; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive.

              As a result of these lock-up agreements and rules of the Securities Act, the restricted shares held by our existing stockholders will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of Prospectus	0	Shares not locked up and eligible for sale freely or under Rule 144.
180 days	4,674,600	Lock-up of officers and directors and our existing stockholders released; shares will be eligible for sale subject to compliance with Rule 144.

              Prior to this offering, there has been no public market for our common stock, and no reliable prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

              The following is a description of the material terms of our articles of incorporation and bylaws that will be in effect upon the consummation of this offering and gives effect to a 1.2546863-for-1 stock split effected as a stock dividend on March 11, 2010. We refer you to our articles of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

              Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity relating to the business of chartering, rechartering or operating tankers, drybulk carriers or other vessels or any other lawful act or activity customarily conducted in conjunction with shipping, and any other lawful act or activity approved by our Board of Directors. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Authorized Capitalization

              Under our articles of incorporation, our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share, of which 1,574,600 shares were issued and outstanding as of the date of this prospectus and 50,000,000 shares of blank check preferred stock, par value $0.001 per share, of which no shares were issued and outstanding as of the date of this prospectus. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." Upon completion of this offering, the sale of common stock to our existing stockholders and the grant of 325,000 restricted shares to our Chief Executive Officer and Chief Financial Officer upon the consummation of this offering, we will have outstanding 16,249,600 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

              Immediately prior to this offering, there was no public market for our common stock. Although our common stock has been approved for listing on the New York Stock Exchange, we cannot assure you that a market for our common stock will develop or if it develops that it will be sustained.

Common stock

              As of the date of this prospectus, we have 1,574,600 shares of common stock outstanding. Upon completion of this offering, the sale of common stock to our existing stockholders and the grant of 325,000 restricted shares to our Chief Executive Officer and Chief Financial Officer upon the consummation of this offering, we will have outstanding 16,249,600 shares of common stock out of 500,000,000 shares authorized to be issued. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Please read the section entitled "Dividend Policy." Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred stock

              Our articles of incorporation authorize our Board of Directors, without any further vote or action by our stockholders, to issue up to 50,000,000 shares of preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan," and to determine, with respect to any series of preferred stock established by our Board of Directors, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

  •
  the voting rights, if any, of the holders of the series.

Stockholder Meetings

              Under our bylaws, annual stockholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held inside or outside of the Marshall Islands. Special meetings may be called by our Board of Directors. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Stockholder Action by Written Consent

              Our bylaws permit stockholder action by unanimous written consent.

Directors

              Under our bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

              Pursuant to the provision of our bylaws, the Board of Directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board of Directors. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.

Dissenters' Rights of Appraisal and Payment

              Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for their shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders' Derivative Actions

              Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

              The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

              Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

              The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

              There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

              Several provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the stockholders, and (b) the removal of incumbent officers and directors.

"Blank check" preferred stock

              Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 50,000,000 shares of "blank check" preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

              Our articles of incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and removal of directors

              Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of special meeting of stockholders

              Our bylaws provide that special meetings of our stockholders may only be called by our Board of Directors.

Advance notice requirements for stockholder proposals and director nominations

              Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

              Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

Business Combinations

              Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested stockholders," we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

  •
  any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

  •
  any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person's status as an interested stockholder is determined, and the affiliates and associates of such person.

              Subject to certain exceptions, a business combination includes, among other things:

  •
  certain mergers or consolidations involving us or any direct or indirect majority-owned subsidiary of ours;

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all our assets, determined on a consolidated basis, or the aggregate value of all of our outstanding stock;

  •
  certain transactions that result in the issuance or transfer by us of any stock of the corporation to the interested stockholder;

  •
  any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested stockholder or any affiliate or associate of the interested stockholder; and

  •
  any receipt by the interested stockholder of the benefit directly or indirectly (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

              These provisions of our articles of incorporation do not apply to a business combination if:

  •
  before a person became an interested stockholder, our Board of Directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

  •
  at or following the transaction in which the person became an interested stockholder, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder;

  •
  the stockholder was or became an interested stockholder prior to the consummation of the initial public offering of our common stock under the Securities Act;

  •
  a stockholder became an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between our company and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

  •
  the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

    (i)
    a merger or consolidation of our company (except for a merger in respect of which, pursuant to the BCA, no vote of the stockholders of our company is required);

      (ii)
      a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of our company or of any direct or indirect majority-owned subsidiary of our company (other than to any direct or indirect wholly-owned subsidiary or to our company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of our company determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

      (iii)
      a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

Because Maas Capital Investments B.V. and MK Maritime LLC became interested stockholders of ours prior to the date of this offering, the foregoing limitations on business combinations involving us will not apply to them.

Stockholder Rights Plan

              Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price per unit of three and one-half (3.5) times the per share public offering price in this offering, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

              The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board of Directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our Board of Directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our Board of Directors. The adoption of the rights agreement was approved by our existing stockholders prior to this offering.

              We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the stockholder rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Detachment of rights

              The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

  •
  ten days following a public announcement that a person or group of affiliated or associated persons or an "acquiring person" has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

  •
  ten business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an "acquiring person."

              Certain of our existing stockholders, Maas Capital Investments B.V. and MK Maritime LLC, and their respective affiliates are excluded from the definition of "acquiring person" for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified "inadvertent" owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

              Our Board of Directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

              Until the rights distribution date:

  •
  our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

  •
  any new shares of common stock will be issued with rights, and new certificates will contain a notation incorporating the rights agreement by reference.

              As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

              We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our Board of Directors may otherwise determine.

Flip-in event

              A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading "—Redemption of rights" below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

              If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-over event

              A "flip-over event" will occur under the rights agreement when, at any time after a person has become an acquiring person:

  •
  we are acquired in a merger or other business combination transaction; or

  •
  50% or more of our assets, cash flows or earning power is sold or transferred.

              If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading "—Flip-in event" above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

Antidilution

              The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, that a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of rights

              At any time until ten days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.001 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our Board of Directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our Board of Directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of rights

              We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

  •
  any person other than our existing stockholders (exclusive of Kingsway Navigation Limited) becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

  •
  the occurrence of a flip-over event.

Amendment of terms of rights

              While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

  •
  to cure any ambiguity, omission, defect or inconsistency;

  •
  to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

  •
  to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

              At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

Transfer Agent

              The registrar and transfer agent for the common stock is American Stock Transfer & Trust Company.

Listing

              Our common stock has been approved for listing on the New York Stock Exchange under the symbol "AAM."

MARSHALL ISLANDS COMPANY CONSIDERATIONS

              Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporations Act of the Republic of the Marshall Islands, or "BCA." The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder "rights" plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts and you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders' rights.

Marshall Islands	Delaware
Stockholder Meetings
• Held at a time and place as designated in the bylaws.	• May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the Board of Directors.
• May be held in or outside of the Marshall Islands.	• May be held in or outside of Delaware.
• Notice:	• Notice:

— Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting, unless it is the annual meeting indicate that it is being issued by or at the direction of the person calling the meeting, and if such meeting is a special meeting such notice shall also state the purpose for which it is being called.

— Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

— A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting.	— Written notice shall be given not less than ten nor more than 60 days before the meeting.
Stockholders' Voting Rights
• Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote.	• With limited exceptions, stockholders may act by written consent to elect directors.
• Any person authorized to vote may authorize another person to act for him or her by proxy.	• Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

Marshall Islands	Delaware

•       Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

•       For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

• When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.	• When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.
• The articles of incorporation may provide for cumulative voting in the election of directors.	• The certificate of incorporation may provide for cumulative voting.
• Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a stockholder meeting.

•       Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.

•       Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation's usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a stockholder meeting.

•       Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•       Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the stockholders of any corporation.

•       Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

•       Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the stockholders, unless otherwise provided for in the articles of incorporation.

•       Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

Directors
• The Board of Directors must consist of at least one member.	• The Board of Directors must consist of at least one member.

Marshall Islands	Delaware
• Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board pursuant to the bylaws.

•       Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

•       If the Board of Directors is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

• Removal:	• Removal:
— Any or all of the directors may be removed for cause by vote of the stockholders.	— Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
— If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the stockholders.	— In the case of a classified board, stockholders may effect removal of any or all directors only for cause.
Dissenters' Rights of Appraisal
• With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.	• With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

•       A holder of any adversely affected shares who does not vote on, or consent in writing to, an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•       The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

— alters or abolishes any preferential right of any outstanding shares having preference;
— creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares;
— alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
— excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands	Delaware
Stockholders' Derivative Actions

•       An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

•       In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law.

• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the Board of Directors or the reasons for not making such effort.
• Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands.
• Reasonable expenses, including attorneys' fees, may be awarded if the action is successful.

•       Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAX CONSIDERATIONS

              The following is a discussion of the material Marshall Islands and U.S. Federal income tax considerations relevant to an investment decision by a prospective investor with respect to the acquisition, ownership and disposition of our common stock.

              This discussion is general in nature and therefore does not purport to deal with the tax consequences of owning our common stock to all categories of investors, some of which (such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold our common stock as part of a straddle, conversion transaction or hedge, persons deemed to sell our common stock under the constructive sale provisions of the U.S. Internal Revenue Code of 1986 (the "Code"), investors that are paying the alternative minimum tax, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock) may be subject to special rules.

              This discussion deals only with holders who purchase our common stock in connection with this offering and hold our common stock as a capital asset (i.e., for investment purposes).

              If you are considering investing in our common stock, you should consult your own tax advisors concerning the tax consequences arising in your particular situation under U.S. Federal, state, local or foreign tax laws of acquiring, owning and disposing of our common stock.

Marshall Islands Tax Considerations

              In the opinion of Cozen O'Connor, our counsel as to matters of the laws of the Republic of the Marshall Islands, the following are the material Marshall Islands tax consequences of our activities to us and to you as a holder of our common stock who is not a citizen of, does not reside in, maintain offices in or engage in business in the Marshall Islands.

              We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, and because all documentation related to this offering will be executed outside of the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and, so long as you are not a citizen or resident of the Marshall Islands, you will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to you. In addition, so long as you are not a citizen or resident of the Marshall Islands, you will not be subject to Marshall Islands stamp, capital gains or other taxes on your purchase, holding or disposition of our common stock, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to our common stock.

United States Federal Income Tax Considerations

              The following discussion represents the opinion of Morgan, Lewis & Bockius LLP regarding the material U.S. Federal income tax consequences to us of our activities and, subject to the limitations referred to above under "Tax Considerations," to you as a holder of our common stock.

              The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local taxes, foreign taxes, or other Federal taxes such as estate or gift taxes.

Taxation of our Company

Taxation of Our Shipping Income

              Subject to the discussion of "effectively connected" income below, unless exempt from U.S. income tax under the rules contained in Section 883 of the Code, a non-U.S. corporation is, under the rules of Section 887 of the Code, subject to a 4% U.S. Federal income tax in respect of its gross U.S. source shipping income (without the allowance for deductions).

              For this purpose, "shipping income" means income that is derived from:

    (a)
    the use of vessels;

    (b)
    the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;

    (c)
    the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or

    (d)
    the performance of services directly related to those uses.

              For this purpose, 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States constitutes U.S. source shipping income. Shipping income attributable to transportation that both begins and ends in the United States is generally considered to be 100% U.S. source shipping income. Although there can be no assurance, we do not expect to engage in transportation that produces income that is considered to be 100% U.S. source shipping income. Shipping income attributable to transportation exclusively between non-U.S. ports is generally considered to be 100% non-U.S. source shipping income, which is not subject to any U.S. Federal income tax.

              Under Section 883 of the Code, a non-U.S. corporation will be exempt from U.S. Federal income tax on its U.S. source shipping income if:

    (a)
    it is organized in a foreign country (or the "country of organization") that grants an "equivalent exemption" to U.S. corporations; and

    (b)
    either

  i.
  more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to U.S. corporations; or

  ii.
  its stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to U.S. corporations, or in the United States, which we refer to as the "Publicly Traded Test."

              We expect that, immediately following this offering, less than 50% of the vote and value of our outstanding shares of common stock will be owned by 5% Stockholders (as defined below) and that we will satisfy the requirements for exemption under Section 883 of the Code. However, there are factual circumstances beyond our control that could cause us not to qualify for this exemption after the offering, in which case we may be subject to the 4% U.S. Federal income tax on our U.S. source shipping income. Since we expect that no more than 50% of our shipping income would be treated as U.S. source shipping income, we expect that if we were to fail to qualify for such exemption the maximum effective rate of U.S. Federal income tax on our gross shipping income would not exceed 2%.

              We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, that the Marshall Islands, the jurisdiction in which we and our subsidiaries are incorporated, grants an "equivalent exemption" to United States corporations. Therefore, we believe that, following the offering, we and our subsidiaries will be exempt from U.S. Federal income taxation with respect to U.S. source shipping income if the Publicly Traded Test is met. Our ability to satisfy the Publicly Traded Test is discussed below.

              The Treasury regulations under Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each relevant class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Following the offering, our common stock, which is the sole class of our issued and outstanding stock, is expected to be "primarily traded" on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

              Under the applicable Treasury regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, are listed on the market. We refer to this as the "listing threshold." Since our common stock is our sole class of stock we expect to satisfy the listing threshold following the offering and for subsequent taxable years.

              Under the applicable Treasury regulations, in order for our stock to be considered "regularly traded" on an established securities market, it is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We refer to these requirements as the "trading frequency and trading volume tests." We expect to satisfy the trading frequency and trading volume tests for 2010, following the offering, and for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

              Notwithstanding the foregoing, the applicable Treasury regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of such class of our outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by a person or persons who each own 5% or more of the vote and value of such class of our outstanding stock, which we refer to as the "5 Percent Override Rule."

              For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Stockholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common stock. The applicable Treasury regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

              We expect that, immediately following the offering, less than 50% of our outstanding shares of common stock will be owned by 5% Stockholders. If, for any taxable year following the offering, 50% or more of the vote and value of our outstanding shares of common stock is owned by 5% Stockholders, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by "qualified stockholders" that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the vote and value of the outstanding shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a "qualified stockholder" includes (i) an individual that owns or is treated as owning shares of our common stock and is for U.S. Federal income tax purposes a resident of a jurisdiction that provides an applicable exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5 Percent Override Rule with respect to any taxable year.

              There can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 for any taxable year.

              If the exemption of Section 883 of the Code does not apply to us, our U.S. source shipping income that is considered to be "effectively connected" with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. "branch profits" taxes on earnings "effectively connected" with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

              Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

    (a)
    we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income, and

    (b)
    substantially all of our U.S. source shipping income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

              We believe that we will not have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we expect that none of our U.S. shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

Taxation of Gain on Sale of Assets

              Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel (and risk of loss with respect to the vessel) pass to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

Taxation of U.S. Holders

              You are a "U.S. holder" if you are a beneficial owner of our common stock and you are a U.S. citizen or resident, a U.S. corporation (or other U.S. entity taxable as a corporation), an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust, or (ii) such trust has in effect a valid election to be treated as a U.S. person.

              If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

Distributions on Our Common Stock

              Subject to the discussion of "passive foreign investment companies" (or "PFICs") below, any distributions with respect to our common stock that you receive from us will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common stock (on a dollar-for-dollar basis) and thereafter as capital gain.

              Because we are not a U.S. corporation, if you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will not be entitled to claim a dividends received deduction with respect to any distributions you receive from us.

              Dividends paid with respect to our common stock will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

              If you are an individual, trust or estate, dividends you receive from us should be treated as "qualified dividend income" taxed at a preferential 15% rate (through 2010), provided that:

    (a)
    the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange);

    (b)
    we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under "—PFIC Status");

    (c)
    you own our common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend;

    (d)
    you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

    (e)
    certain other conditions are met.

              Special rules may apply to any "extraordinary dividend." Generally, an extraordinary dividend is a dividend in an amount which is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income" and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

              There is no assurance that dividends you receive from us will be eligible for the preferential 15% rate. Dividends you receive from us that are not eligible for the preferential rate of 15% will be taxed at the ordinary income rates.

              In addition, even if we are not a PFIC, previously proposed legislation would deny the preferential rate of U.S. Federal income tax imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall

Islands has not entered into comprehensive income tax treaty with the United States and imposed only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Although this legislation was not enacted, if it or similar legislation were to be enacted, the preferential rate of U.S. Federal income tax discussed above may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether similar legislation will be proposed, and, if proposed, would be enacted.

Sale, Exchange or other Disposition of Common Stock

              Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

PFIC Status

              Special U.S. Federal income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a "passive foreign investment company" (or "PFIC") for U.S. Federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

    (a)
    at least 75% of our gross income for such taxable year consists of "passive income" (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business) (the "gross income test"); or

    (b)
    at least 50% of the average value of our assets during such taxable year consists of "passive assets" (i.e., assets that produce, or are held for the production of, passive income) (the "asset test").

              For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

              We expect that, as a result of our likely qualification as a PFIC in prior years, we will not be eligible for the so-called "start-up" exception from PFIC status for 2010. Accordingly, we anticipate that for 2010 we will be a PFIC, unless we are able to use the proceeds of this offering or other sources to acquire sufficient vessels during 2010, based on the timing of such acquisitions, the value of the vessels acquired, and the gross income earned from such vessels, to avoid PFIC status. Whether we will be a PFIC in subsequent years depends on whether we are able to acquire vessels, using the proceeds of this offering or from other sources, sufficient to avoid satisfying the gross income or asset tests for such years. Based on our proposed acquisition of vessels and method of operation, we do not believe that we will be a PFIC with respect to any taxable year beginning with the 2011 taxable year.

              We believe that, although there is no legal authority directly on point, our gross income derived from our time charter activities should constitute active service income (as opposed to passive rental income) and, as a result, our vessels should constitute active assets (as opposed to passive assets) for purposes of determining whether we are a PFIC. We believe there is legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. In this regard we note that, while there is no authority specifically under the PFIC rules regarding the characterization of time or voyage charters as leases or service contracts and there are older authorities in other areas of the tax law that tend to support our position regarding time and voyage charters, a recent federal court decision addressing the characterization of time charters concludes that they constitute leases for U.S. Federal income tax purposes and employs an analysis which, if applied to our time or voyage charters, could result in our treatment as a PFIC. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year beginning with the 2011 taxable year, we cannot assure you that our proposed acquisition of vessels and method of operations will be achieved, such that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

              As discussed below, if we are a PFIC for any taxable year, you generally would be subject to one of three different U.S. Federal income tax regimes, depending on whether or not you make certain elections. As discussed above, we anticipate that for 2010 we will be a PFIC, and we may be a PFIC for subsequent years, unless we are able to acquire vessels, using the proceeds of this offering or from other sources, sufficient to avoid satisfying the gross income or asset tests for 2010 or such subsequent years.

    Taxation of U.S. Holders That Make a Timely QEF Election

              If we are a PFIC for any taxable year and if you make a timely election for the first year you hold or are deemed to hold our common stock and for which we are a PFIC to treat us as a "Qualifying Electing Fund" for U.S. tax purposes (a "QEF Election"), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to "qualified dividend income." Your adjusted tax basis in our common stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock.

              Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under "Taxation of U.S. Holders That Make No Election."

              You would make a QEF election with respect to any year that our company is treated as a PFIC by completing and filing IRS Form 8621 with your U.S. income tax return in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF election described above.

              If you make a QEF Election for 2010, the foregoing rules will apply to you for any taxable year that we are a PFIC, but not for taxable years that we are not a PFIC. In addition, for any taxable year that we are not a PFIC and were not a PFIC for the preceding tax year, dividends an individual holder receives will be eligible for the special tax rate for "qualified dividend income" (assuming such rules are extended by Congress beyond 2010). For example, if we are a PFIC in 2010 but not in any year thereafter, a holder making the QEF Election for 2010 would be taxed currently on our 2010 earnings without being eligible for qualified dividend income, would not be taxed currently on our 2011 earnings but would not be eligible for reduced rates on qualified dividend income for dividends paid that year, and would not be taxed currently on our earnings in 2012 or later but would be eligible for reduced tax rates on qualified dividend income on dividends paid in 2012 and thereafter if such rates are extended by Congress beyond 2010.

    Taxation of U.S. Holders That Make a Timely "Mark-to-Market" Election

              Alternatively, if we are a PFIC for any taxable year and, as we believe, our common stock is treated as "marketable stock," you would be allowed to make a "mark-to-market" election with respect to our common stock, provided you complete and file IRS Form 8621 in accordance with the relevant instructions. If that election is made for the first year you hold or are deemed to hold our common stock and for which we are a PFIC, you generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of our common stock at the end of the taxable year over your adjusted tax basis in our common stock. You also generally would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock over its fair market value at the end of each taxable year we are a PFIC (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you. Even if you make a mark-to-market election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock and for which you did not make a timely mark-to-market election, you would also be subject to the more adverse rules described below under "Taxation of U.S. Holders That Make No Election."

    Taxation of U.S. Holders That Make No Election

              Finally, if we are a PFIC for any taxable year and if you did not make either a QEF Election or a "mark-to-market" election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

  (i)
  the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock;

  (ii)
  the amount allocated to the current taxable year would be taxed as ordinary income; and

  (iii)
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

              If you were to die while owning our common stock, your successor generally would not receive a step-up in tax basis with respect to such stock for U.S. tax purposes.

United States Federal Income Taxation of Non-U.S. Holders

              You are a "non-U.S. holder" if you are a beneficial owner of our common stock (other than a partnership for U.S. Federal income tax purposes) and you are not a U.S. holder.

Distributions on Our Common Stock

              You generally will not be subject to U.S. Federal income or withholding taxes on dividends received from us with respect to our common stock, unless that income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to those dividends, that income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Common Stock

              You generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

    (a)
    the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States; or

    (b)
    you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

              If you are engaged in a U.S. trade or business for U.S. tax purposes, you will be subject to U.S. Federal income tax with respect to your income from our common stock (including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business) in the same manner as if you were a U.S. holder. In addition, if you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

United States Backup Withholding and Information Reporting

              In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

    (1)
    fail to provide us with an accurate taxpayer identification number;

    (2)
    are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. Federal income tax returns; or

    (3)
    in certain circumstances, fail to comply with applicable certification requirements.

              If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

              If you sell our common stock to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States.

              Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

              We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fees	$19,372
Printing and Engraving Expenses	125,000
Legal Fees and Expenses	850,000
Accountants' Fees and Expenses	450,000
New York Stock Exchange Listing Fees	50,000
FINRA Fee	27,750
Transfer Agent's Fees and Expenses	6,500
Financial Advisory Fee	250,000
Miscellaneous Costs	721,378

Total	$2,500,000

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as joint book-running managers of this offering and representatives of each of the underwriters named below. Sunrise Securities Corp. and Oppenheimer & Co. Inc. are acting as co-lead managers of this offering and Johnson Rice & Company L.L.C., Cantor Fitzgerald & Co., BNP Paribas Securities Corp., UniCredit Capital Markets, Inc. and DVB Capital Markets LLC are acting as co-managers of this offering. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Sunrise Securities Corp.
Oppenheimer & Co. Inc.
Johnson Rice & Company L.L.C.
Cantor Fitzgerald & Co.
BNP Paribas Securities Corp.
UniCredit Capital Markets, Inc.
DVB Capital Markets LLC

Total	11,250,000

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

              Our existing stockholders have separately agreed to purchase an additional 3,100,000 shares of common stock from us for an aggregate purchase price of $62.0 million. We are selling these shares directly to our existing stockholders and not through underwriters or any brokers or dealers.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Alma Maritime Limited	$	$	$

              The expenses of this offering, not including the underwriting discount, are estimated at $2.5 million and are payable by us. This amount includes a $250,000 fee we have agreed to pay Fortis Bank Nederland N.V. for certain financial advisory services in connection with this offering.

Overallotment Option

              We have granted an option to the underwriters to purchase up to 1,687,500 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

              Our common stock has been approved for listing on the New York Stock Exchange under the symbol "AAM." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

              BNP Paribas Securities Corp. is an affiliate of Fortis Bank S.A. / N.V., a lender under our existing credit facility and a lender under the new credit facilities, for which we have entered into commitment letters. In such capacity as a lender and as an agent under our credit facilities, Fortis Bank S.A. / N.V. has received, and may receive in the future, customary fees and commissions. An affiliate of UniCredit Capital Markets, Inc. is a lender under our existing credit facility and a lender under the new credit facilities, for which we have entered into commitment letters, and has and will receive fees from us. An affiliate of DVB Capital Markets LLC is a lender under the new credit facilities, for which we have entered into commitment letters, and would receive fees from us.

              Clarkson Valuations Limited, an affiliate of Clarkson Investment Services Limited of the United Kingdom that has a relationship with Johnson Rice & Company L.L.C. pursuant to Rule 15a-6 of the Exchange Act, has provided, and may in the future provide, valuation services to us and our affiliates for which they have received, and may in the future receive, customary fees. The valuation certificate reproduced as Annex A to this Prospectus was prepared for us by Clarkson Valuations

Limited and we paid a customary fee to Clarkson Valuations Limited for the preparation of the valuation certificate.

Notice to Prospective Investors in the EEA

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (a)
    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (b)
    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (c)
    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

    (d)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representatives of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

    (A)
    it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

    (B)
    in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

Notice to Prospective Investors in Hong Kong

              This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares will not be offered or sold in Hong Kong other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the

Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

              The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

              No prospectus, disclosure document, offering material or advertisement in relation to the common shares has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Accordingly, a person may not (a) make, offer or invite applications for the issue, sale or purchase of common shares within, to or from Australia (including an offer or invitation which is received by a person in Australia) or (b) distribute or publish this prospectus or any other prospectus, disclosure document, offering material or advertisement relating to the common shares in Australia, unless (i) the minimum aggregate consideration payable by each offeree is the U.S. dollar equivalent of at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (CWLTH) of Australia; and (ii) such action complies with all applicable laws and regulations.

Marshall Islands

              The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in the Republic of the Marshall Islands.

LEGAL MATTERS

              The validity of the shares, and certain other matters of Marshall Islands law, will be passed upon for us by Cozen O'Connor. Morgan, Lewis & Bockius LLP will pass upon certain matters of U.S. law for us in connection with this offering. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

              The financial statements of Alma Maritime Limited (A Development Stage Company) as of December 31, 2008 and 2009 and for the period from May 23, 2008 (inception) to December 31, 2008, the year ended December 31, 2009 and for the period from May 31, 2008 (inception) to December 31, 2009 included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton SA, independent registered public accounting firm, as indicated in their report with respect thereto which report expresses an unqualified opinion and contains an explanatory paragraph relating to substantial doubt about the Company's ability to continue as a going concern, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

              The sections in this prospectus entitled "Prospectus Summary" and "The International Oil Tanker and Drybulk Shipping Industries," have been reviewed by Drewry Shipping Consultants, Ltd., or Drewry, which has confirmed to us that they accurately describe the international shipping market, subject to the availability and reliability of the data supporting the statistical and graphical information presented in this prospectus, as indicated in the consent of Drewry filed as an exhibit to the registration statement of which this prospectus is a part.

              Information relating to the valuation, as of March 10, 2010, of each of our four Suezmax tanker newbuildings and their associated charters appearing in the section of this prospectus entitled "Business" has been derived from a report, which has been included in its entirety as an annex to this prospectus, prepared by Clarkson Valuations Limited of St. Magnus House, 3 Lower Thames Street, London, EC3R 6HE and this information and such report have been included in this prospectus and in reliance on such report and their expertise. Clarkson Valuations Limited is an affiliate of Clarkson Investment Services Limited of the United Kingdom which has a relationship with Johnson Rice & Company L.L.C. pursuant to Rule 15a-6 of the Exchange Act. See "Underwriting—Other Relationships."

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the shares of common stock offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

              We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but, will be required to furnish those proxy statements to stockholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

ENFORCEABILITY OF CIVIL LIABILITIES

              We are a Marshall Islands company and our executive offices are located outside of the United States. Certain of our directors, executive officers and some of the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, executive officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

              Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

INDUSTRY DATA

              The discussions contained under the headings "Prospectus Summary" and "The International Oil Tanker and Drybulk Shipping Industries" in this prospectus have been reviewed by Drewry, which has confirmed to us that they accurately describe the international shipping market, subject to the availability and reliability of the data supporting the statistical and graphical information presented in this prospectus.

GLOSSARY OF CERTAIN SHIPPING TERMS

              The following are definitions of certain terms that are commonly used in the seaborne transportation industry.

              Aframax.    A medium size crude oil vessel of approximately 80,000 to 120,000 dwt. Because of their size, Aframaxes are able to operate on many different routes, including from Latin America and the North Sea to the U.S. They are also used in lightering (transferring cargo from larger vessels, typically VLCCs, to smaller vessels for discharge in ports from which the larger vessels are restricted). Modern Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil and in some cases refined petroleum products. The name is derived from the average freight rate assessment (AFRA) system used by oil companies.

              Annual Survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

              Ballast.    A substance, usually water, used to improve the stability and control the draft of a ship.

              Bareboat Charter.    A charter of a ship under which the shipowner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the ship and for the management of the ship. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a "demise charter" or a "time charter by demise" and involves the use of a vessel usually over longer periods of time ranging over several years. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

              Bunkers.    Fuel oil used to operate a vessel's engines, generators and boilers.

              Cabotage.    The transport of goods between two points in the same country.

              Capesize.    A drybulk carrier with a cargo-carrying capacity exceeding 100,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

              Capesize 4TC Index.    This is an index calculated by the Baltic Exchange as the average of the four time charter routes in the Baltic Exchange's Capesize drybulk carrier index.

              Charter.    The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

              Charterer.    The company that hires a vessel pursuant to a Charter.

              Charterhire.    Money paid to the ship-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365-day calendar year basis.

              Charter Rate.    The amount of money agreed between the charterer and the ship-owner accrued on a daily or monthly basis that is used to calculate the vessel's charterhire.

              Classification Society.    An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being "in class" as of the date of issuance.

              Clean Products.    Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gas oil.

              Containers.    Metal boxes of standard dimensions, generally either 20 feet or 40 feet long, 8.5 feet high and 8 feet wide, used to transport various cargo.

              Container Vessel.    Vessels which are specially designed and built to carry large numbers of containers.

              Contract of Affreightment.    A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship's operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

              Deadweight Ton. (or "dwt")    A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons. A vessel's deadweight or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

              Demurrage.    The delaying of a ship caused by a voyage charterer's failure to take on or discharge its cargo before the time of scheduled departure. The term is also used to describe the payment owed by the voyage charterer for such a delay.

              Dirty Products.    Liquid products refined from crude oil, whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products usually require heating during a voyage, because their viscosity or waxiness makes discharge difficult at ambient temperatures.

              Double Hull.    Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

              Draft.    Vertical distance between the waterline and the bottom of the vessel's keel.

              Drybulk.    Non-liquid cargoes of commodities shipped in an unpackaged state.

              Drybulk Carriers.    Vessels which are specially designed and built to carry large volumes of drybulk.

              Dry-docking.    The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Dry-dockings are generally required once every 30 to 60 months.

              Feeder.    A short-sea container vessel that transfers cargo between a central "hub" port and smaller "spoke" ports located in the "hub" port region.

              Freight.    Charterhire paid under a voyage charter. Such payments are usually made on a lump-sum basis upon loading or discharging the cargo and are the product of the number of cargo tons loaded or discharged times the cost per ton stated in the charterparty to transport the cargo between specific ports.

              Greenfield Yard.    A shipyard with no prior experience of building ships for international account.

              Gross Ton.    A unit of volume measurement for the total enclosed space within a ship equal to 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

              Handymax.    Handymax vessels have a cargo carrying capacity of approximately 30,000 to 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

              Handysize.    Handysize vessels have a cargo carrying capacity of up to 30,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels are operating on regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

              Hull.    Shell or body of a ship.

              IMO.    International Maritime Organization, a United Nations agency that issues international regulations and standards for shipping.

              Intermediate Survey.    The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

              ISM Code.    The International Management Code for the Safe Operations and for Pollution Prevention, as adopted by the International Maritime Organization.

              Lightweight Ton (or "lwt")    A unit of a vessel's physical weight. A vessel's lightweight is the physical weight of the vessel and represents the amount of steel recoverable in the vessel. The value of a vessel to a breaker is determined by multiplying the vessel's lightweight by the price of scrap steel.

              Liquefied Natural Gas.    LNG is natural gas, which primarily consists of methane and is used primarily to generate electricity and as a heating source, which is cooled by liquefaction facilities to a temperature of approximately minus 260 degrees Fahrenheit a process that reduces its volume to approximately 1/600th of its volume in a gaseous state and thereby enabling its carriage by sea on board LNG carriers.

              Liquid Petroleum Gas.    LPG consists mainly of butane and propane, which accounted for 70% of the total volume of petroleum gas products transported by sea on board LPG carriers. Liquid petroleum gases are byproducts of the production of crude oil and natural gas and are used for cooking, as fuel for cars, as fuel in refineries, as chemical feedstock for industrial and power plant fuels and at gas utilities.

              LNG Carrier.    LNG carriers transport LNG internationally between liquefaction facilities and import terminals. These double hull vessels include a sophisticated "containment" system that holds and insulates the LNG so it maintains its liquid form. The most popular containment systems are Moss Rosenberg spherical system and the Gaz Transport membrane system.

              LPG Carrier.    LPG carriers are commonly referred to as ships which can transport liquid petroleum and petrochemical gases as well as ammonia. There are three main types of LPG carriers classified based on method of liquefaction: Fully-pressurized carriers, the majority of which are less than 5,000 cbm. Semi-refrigerated carriers, which liquefy their cargoes under a combination of pressure and refrigeration, the majority of which are less than 20,000 cbm, and fully-refrigerated carriers typically 22,000 cbm and larger that can and also carry clean petroleum products such as naphtha.

              Metric Ton.    A unit of weight equal to 1,000 kilograms.

              Multipurpose Vessel.    Multipurpose vessels are capable of carrying drybulk and container cargoes.

              Newbuilding.    A new vessel under construction or just completed.

              OBO.    An oil/bulk/ore combination carrier is a vessel capable to of carrying drybulk cargo including iron ore or crude oil or in certain cases refined petroleum products.

              Off Hire.    The period a vessel is unable to perform the services for which it is required under a time charter. Off hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

              OPA.    Oil Pollution Act of 1990 of the United States (as amended).

              Orderbook.    The orderbook refers to the total number of currently placed orders for the construction of vessels or a specific type of vessel worldwide.

              Panamax.    Panamax vessels have a cargo carrying capacity of approximately 60,000 to 100,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal. The ability of Panamax vessels to pass through the Panama Canal makes them more versatile than larger vessels. Panamax drybulk carriers carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

              Petrochemical Gases.    Refers to gases such as butadiene, propylene and vinyl chloride monomer, or VCM, and ethylene which are primarily used in the plastics manufacturing industry.

              Petroleum Products.    Refined crude oil products, such as fuel oils, gasoline and jet fuel.

              Period Charter.    A period charter is an industry term referring to both time and bareboat charters. These charters are referred to as period charters or period market charters due to use of the vessel by the charterer over a specific period of time.

              Pools.    Pooling arrangements that enable participating vessels to combine their revenues. Pools are administered by the pool manager who secures employment for the participating vessels and has the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes.

              Port Throughput.    A measure of the number of times a container moves within a port. Port throughput of containers consists of both loaded and empty boxes and also containers in transshipment for onward destination to another port. For instance, a container that moves into a port, to the shore for unloading or storage and back to a container vessel for transport has increased port throughput by three.

              Post Panamax.    Post Panamax vessels are too wide to pass through the Panama Canal. These are vessels whose beam is wider than 32.26 meters or carry more than 17 containers across the ship's beam in the case of container vessels.

              Product Tanker.    A vessel designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

              Protection and Indemnity (or P&I) Insurance.    Insurance obtained through mutual associations (called "Clubs") formed by ship-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

              Ro-ro.    Ro-ro vessels or ro-ros refers to specialized vessels carrying vehicles that are driven on board "roll-on" and driven off board "roll-off". These vessels in certain cases are designed to also carry other cargoes such as containers.

              Scrapping.    The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

              Short-Term Time Charter.    A time charter which lasts less than approximately 12 months.

              Single Hull.    A hull construction design in which a vessel has only one hull.

              Sister Ships.    Vessels of the same class and specification which were built by the same shipyard.

              SOLAS.    The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

              Strict Liability.    Liability that is imposed without regard to fault.

              Special Survey.    An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special Surveys require a vessel to be dry-docked.

              Spot Charter.    A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short-term duration, constituting mostly of a single voyage between one load port and one discharge port.

              Suezmax.    A vessel with capacity ranging from 125,000 dwt to 199,999 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Suez Canal.

              Tanker.    Ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products and liquid chemicals.

              TD5.    Tanker Dirty Route 5, which is an index of charter rates set by the Baltic Exchange for the route from Bonny Island, offshore Nigeria, to Philadelphia, Pennsylvania (a common trade route for the transport of West African crude oil to U.S. East Coast refiners by Suezmax tankers).

              TEU.    Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

              TCE.    Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in dollars per day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the round-trip voyage duration. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

              Time Charter.    A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The ship-owner pays all vessel operating expenses such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

              Trip Time Charter.    A trip time charter is a short-term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and ship owner as described under Time Charter and Voyage Charter.

              ULCC.    Ultra large crude carrier. Tanker that is 320,000 dwt or greater in size.

              Vessel Operating Expenses.    The costs of operating a vessel that are incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as "voyage expenses." For a time charter, the ship-owner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

              VLCC.    Very large crude carrier, a large crude oil vessel of approximately 200,000 to 320,000 dwt. Modern VLCCs can generally transport two million barrels or more of crude oil. These vessels are mainly used on the longest (long-haul) routes from the Arabian Gulf to North America, Europe, and Asia, and from West Africa to the U.S. and Far Eastern destinations.

              Voyage Charter.    A voyage charter involves the carriage of a specific amount and type of cargo from specific loadport(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

              Voyage Expenses.    Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent's fees, canal dues and extra war risk insurance, as well as commissions.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and as of December 31, 2009	F-3

Consolidated Statements of Operations for the Period from May 23, 2008 (Inception) to December 31, 2008 and for the Year Ended December 31, 2009, and the Period from May 23, 2008 (Inception) to December 31, 2009

F-4
Consolidated Statements of Shareholders' Equity for the Period from May 23, 2008 (Inception) to December 31, 2009	F-5

Consolidated Statements of Cash Flows for the Period from May 23, 2008 (Inception) to December 31, 2008 and for the Year Ended December 31, 2009, and the Period from May 23, 2008 (Inception) to December 31, 2009

F-6
Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
ALMA MARITIME LIMITED (A Development Stage Company)

              We have audited the accompanying consolidated balance sheets of ALMA MARITIME LIMITED (a Marshall Islands Corporation and Development Stage Company) and subsidiaries (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2009, the period from May 23, 2008 (inception) to December 31, 2008 and the period from May 23, 2008 (inception) to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ALMA MARITIME LIMITED (a Marshall Islands Corporation and Development Stage Company) and subsidiaries as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the year ended December 31, 2009, the period from May 23, 2008 (inception) to December 31, 2008 and the period from May 23, 2008 (inception) to December 31, 2009 in conformity with accounting principles generally accept in the United States of America.

              The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, as of December 31, 2009, the Company's current liabilities exceeded its current assets by $106.8 million. This factor, among others, as discussed in Note 1 to the consolidated financial statements, raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GRANT THORNTON S.A.
Athens, Greece
March 19, 2010

Alma Maritime Limited
(A Development Stage Company)

Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars)

	December 31, 2008	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$23,288	$99,740
Due from related company (Note 7)	16,424	—
Restricted cash (Note 6)	—	6,500,000
Prepaid expenses	17,246	39,469

Total current assets	56,958	6,639,209
Non-current assets:
Advances for vessels under construction (Note 3)	169,950,271	136,385,798
Deferred offering costs	—	609,363
Other non-current assets	—	10,000

Total non-current assets	169,950,271	137,005,161

Total assets	$170,007,229	$143,644,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$633,253	$191,619
Due to related company (Note 7)	—	24,538
Other current liabilities	—	684,194
Borrowings (Note 6)	—	111,748,556
Accrued interest	84,320	807,303

Total current liabilities	717,573	113,456,210
Non-current liabilities:
Borrowings (Note 6)	111,600,000	—
Other non-current liabilities (Note 3)	—	2,500,000

Total non-current liabilities	111,600,000	2,500,000
Shareholders' equity:
Common stock, at $0.001 par value; 50,000,000 shares authorized; 1,326,536 shares issued and outstanding at December 31, 2008 and 1,574,600 shares issued and outstanding at December 31, 2009 (Note 8)	1,327	1,575
Additional paid-in capital (Note 8)	58,492,979	69,767,217
Deficit accumulated during development stage	(804,650)	(42,080,632)

Total shareholders' equity	57,689,656	27,688,160

Total liabilities and shareholders' equity	$170,007,229	$143,644,370

The accompanying notes are an integral part of these consolidated financial statements.

Alma Maritime Limited
(A Development Stage Company)

Consolidated Statements of Operations

(All amounts expressed in U.S. Dollars)

	Period from May 23, 2008 (inception) to December 31, 2008	Period from January 1, 2009 to December 31, 2009	Period from May 23, 2008 (inception) to December 31, 2009
Expenses:
General and administrative expenses	$(23,470)	$(342,267)	$(365,737)
Management fees (Note 7)	(224,089)	(336,000)	(560,089)
Professional fees (Note 5)	(558,238)	(185,682)	(743,920)
Cancellation costs (Note 3)	—	(40,400,296)	(40,400,296)

Total expenses	(805,797)	(41,264,245)	(42,070,042)
Foreign exchange transaction	—	(11,771)	(11,771)
Interest income	1,147	34	1,181

Net loss	$(804,650)	$(41,275,982)	$(42,080,632)
Net loss per common stock basic and diluted	$(0.63)	$(29.48)	$(30.92)

Weighted average common stock outstanding basic and diluted	1,285,879	1,400,064	1,361,109

The accompanying notes are an integral part of these consolidated financial statements.

Alma Maritime Limited
(A Development Stage Company)

Consolidated Statement of Shareholders' Equity

For the Period from May 23, 2008 (Inception) through December 31, 2009

(All amounts, except per share data, expressed in U.S. Dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Deficit Accumulated during the Development Stage	Total
Balance, May 23, 2008 (inception)	—	$—	$—	$—	$—
Issuance of common stock(1)	1,254,686	1,255	55,324,738	—	55,325,993
Capital increase(1)	71,850	72	3,168,241	—	3,168,313
Net loss for the period	—	—	—	(804,650)	(804,650)

Balance, December 31, 2008	1,326,536	1,327	58,492,979	(804,650)	57,689,656
Capital increase(1)	248,064	248	10,938,238	—	10,938,486
Non-cash contributions	—	—	336,000	—	336,000
Net loss for the period	—	—	—	(41,275,982)	(41,275,982)

Balance, December 31, 2009	1,574,600	$1,575	$69,767,217	$(42,080,632)	$27,688,160

(1)
See Note 8.

The accompanying notes are an integral part of these consolidated financial statements.

Alma Maritime Limited
(A Development Stage Company)

Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	Period from May 23, 2008 (inception) to December 31, 2008	Period from January 1, 2009 to December 31, 2009	Period from May 23, 2008 (inception) to December 31, 2009
Cash flows from operating activities:
Net loss	$(804,650)	$(41,275,982)	$(42,080,632)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Cancellation costs	—	40,400,296	40,400,296
Non-cash management fees	—	336,000	336,000
Changes in assets and liabilities:
(Increase) in other current assets	—	(15,103)	(15,103)
(Increase) in other non-current assets	—	(10,000)	(10,000)
(Increase)/decrease in due from related company	(16,424)	49,600	33,176
Increase/(decrease) in accounts payable	558,238	(415,937)	142,301

Net cash (used in) provided by operating activities	(262,836)	(931,126)	(1,193,962)

Cash flows from investing activities:
Amounts paid for vessels under construction	(168,728,819)	(3,345,258)	(172,074,077)

Net cash used in investing activities	(168,728,819)	(3,345,258)	(172,074,077)

Cash flows from financing activities:
Proceeds from long-term debt	111,600,000	—	111,600,000
Financing costs	(1,079,363)	(85,650)	(1,165,013)
Capital contributions	58,494,306	10,938,486	69,432,792
Restricted cash	—	(6,500,000)	(6,500,000)

Net cash provided by financing activities	$169,014,943	$4,352,836	$173,367,779

Net increase in cash and cash equivalents	$23,288	$76,452	$99,740

Cash and cash equivalents at beginning of period	—	23,288	—
Cash and cash equivalents at end of the period	23,288	99,740	99,740

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Amounts owed for costs capitalized as vessels under construction	142,089	824,763	824,763
Non-cash capital contributions	—	336,000	336,000

The accompanying notes are an integral part of these consolidated financial statements.

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

1. Organization and Basis of Presentation

Formation of Alma Maritime Limited

              Alma Maritime Limited and its subsidiaries (collectively, "Alma," or the "Company") were formed under the laws of the Republic of the Marshall Islands on May 23, 2008 with executive offices located in Athens, Greece. The Company is currently engaged in the construction of vessels through the use of a shipyard located in South Korea. Following the delivery of the vessels, the Company will be engaged in the marine transportation of wet cargoes through the ownership and operation of tanker vessels.

              The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Alma is the sole owner of all of the outstanding shares of the following subsidiaries, each of which was formed under the laws of the Republic of the Marshall Islands for the purpose of owning a vessel in the Company's fleet:

Company	Date of incorporation	Vessels under construction	Deadweight Tonnage (in metric tons)	Expected Delivery
Suez Topaz Limited	May 23, 2008	Hull 2300	158,000	May 2011
Suez Diamond Limited	May 23, 2008	Hull 2301	158,000	May 2011
Suez Jade Limited	May 23, 2008	Hull 2302	158,000	July 2011
Suez Pearl Limited	May 23, 2008	Hull 2303	158,000	Sept 2011
Suez Emerald Limited	May 23, 2008	Cancelled	—	—
Suez Ruby Limited	May 23, 2008	Cancelled	—	—
Suez Crystal Limited	May 23, 2008	Cancelled	—	—
Suez Amber Limited	May 23, 2008	Cancelled	—	—
Suez Turquoise Limited	May 23, 2008	Cancelled	—	—

Development Stage Company

              Alma is a development stage company as defined by Accounting Standards Codification 915 Accounting and Reporting by Development Stage Enterprises. Alma is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of its development stage activities.

Liquidity

              The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

              As of December 31, 2009, the Company had net current liabilities of $106.8 million and no additional borrowing capacity under its credit facility. The Company also has an accrued liability of $2.5 million under its ship building contacts as of December 31, 2009.

              The Company does not yet have any operations and does not expect to have any revenues until at least one of its vessels is delivered and the vessel commences performance under its charter, after

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

1. Organization and Basis of Presentation (Continued)

which time its revenues will consist primarily of charterhire. The Company has contracts for the construction of four Suezmax tankers, which are expected to be delivered between May and September 2011. The remaining obligations under these four non-cancelable vessel construction contracts is $238.8 million, of which $27.2 million is expected to be payable within the next 12 months. These matters raise substantial doubt about the Company's ability to continue as a going concern.

              The Company's ability to service its indebtedness will depend on its future plans, which will be affected by prevailing economic conditions and financial, business and other factors. The Company's current intention is to repay its debt obligations and fund its working capital and capital expenditure requirements from cash flows from borrowings under new credit facilities and from an offering of equity securities. There is no assurance, however, that raising new indebtedness or raising new equity capital, can be achieved on a timely basis or on satisfactory terms, if at all.

              In order to refinance its existing credit facility, which matures no later than December 31, 2010 and to fund capital expenditure requirements in 2011, when the final installment payments on the four contracted newbuildings are due, the Company will require additional borrowings under new credit facilities, for which the Company has obtained signed commitment letters, and capital contributions from its existing stockholders or other sources of financing. The Company has entered into a commitment letter dated March 19, 2010 for an up to $135.0 million credit facility as well as a commitment letter dated March 19, 2010 for a new senior credit facility in an amount of up to $301.0 million and a new $74.0 million subordinated credit facility (which both will be used to refinance the $135.0 million secured loan). The Company intends to repay in full and retire its existing credit facility with borrowings under the new $135.0 million credit facility immediately after entering into such credit facility, together with funds released from the collateral account to be associated with the Company's new credit facilities.

              The new credit facilities will only finance a part of the purchase price of the Company's vessels (the four vessels the Company has under construction and the three vessels agreed to purchase), while the other part will be financed from proceeds from the offer and sale of the Company's common stock to the public and offer and sale of its common stock to its existing shareholders. The Company expects to consummate concurrently with the public offering the sale of its common stock to its existing shareholders for a total consideration of $62.0 million. Part of these proceeds will be placed to the collateral account which, when released, will be used repay part of the existing credit facility.

              Under the first commitment letter, BNP Paribas Fortis, UniCredit Bank A.G. and Fortis Bank Nederland N.V., will, subject to the successful completion of the planned IPO, provide the Company with a secured term loan of up to $135.0 million, in four tranches each in an amount equal to the lesser of $33.75 million and 35.27% of the acquisition cost or 100% of the charter-free market value of each of the Company's four Suezmax tanker newbuildings. Borrowings under the loan will bear interest at an annual interest rate of LIBOR plus a margin of 4.00%. The Company will be required to repay the principal amounts drawn under each of the four tranches of this term loan in one lump sum payment per tranche upon delivery of the Suezmax tanker newbuilding securing such tranche, or, if earlier, September 30, 2011. The Company will also be required to prepay amounts under this term

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

1. Organization and Basis of Presentation (Continued)

loan to the extent it makes drawdowns, prior to maturity of this loan, under the new $301.0 million senior secured term loan and $74.0 million junior secured term loan, described below.

              The Company has also entered into another commitment letter with BNP Paribas Fortis under which (a) BNP Paribas Fortis, UniCredit Bank A.G., Fortis Bank Nederland N.V. and DVB Bank, will, subject to the successful completion of the planned IPO, provide the Company with a senior secured term loan of up to $301.0 million and (b) UniCredit Bank A.G and Fortis Bank Nederland N.V. will, subject to the successful completion of the planned IPO, provide the Company with a junior secured term loan of up to $74.0 million. The Company will be required to use borrowings under the $301.0 million senior secured term loan and $74.0 million junior secured term loan, which are for post-delivery vessel financing, to refinance amounts borrowed under the $135.0 million credit facility, which will be available to finance pre-delivery installment payments for the four Suezmax tanker newbuildings and the repayment of a portion of the outstanding indebtedness under the existing credit facility. Borrowings under the senior secured term loan will bear interest at an annual interest rate of LIBOR plus a margin of 3.25% while borrowings under the junior secured term loan will bear interest at an annual interest rate of LIBOR plus a margin of 5.00%. The Company expects to be required to repay principal amounts drawn under both the senior and junior secured term loans in quarterly installments, together with balloon payments on the final maturity dates, which will be no later than December 31, 2018. The $135.0 million secured term loan and the $301.0 million senior secured term loan would be secured by customary shipping industry collateral including, prior to delivery, first priority assignments of the refund guarantees in respect of the four vessels under construction and, after delivery, mortgages and other security relating to the four Suezmax tanker newbuildings and other vessels which will be acquired, including first priority assignments of the time charter contracts for such vessels. The junior secured term loan would be secured, subject to the security interests of the lenders under the new senior secured loan, by similar customary shipping industry collateral.

              The new credit facilities will contain covenants including provisions limiting the amount the Company is permitted to pay as dividends to 50% of the net income for any fiscal year and prohibiting the payment of dividends if an event of default has occurred or, after giving effect to the payment of the dividend, we would be in breach of any covenant under the applicable credit facility. There can be no assurance that dividends will be paid. The Company will be required to maintain a collateral account, in an initial amount of $66.5 million, with its lenders during the period between entering into the first of such secured term loans and the delivery of the Suezmax tanker newbuildings financed by such secured term loans. The $66.5 million in that account will be reduced over time as the Company makes non-debt financed payments for the four Suezmax tanker newbuildings and repayments under the existing credit facility. Management expects to fund the initial amount with the $6.5 million in restricted cash pledged as collateral under the terms of the existing credit facility and a portion of the proceeds from the sale of $62.0 million of shares of the Company's common stock to its existing stockholders.

              In view of the matters described in the preceding paragraphs, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

1. Organization and Basis of Presentation (Continued)

operating and debt service requirements. There is no assurance that raising new indebtedness or raising new equity capital can be achieved on a timely basis or on satisfactory terms, if at all. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2. Significant Accounting Policies

Principles of consolidation

              The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and include the accounts and operating results of Alma Maritime Limited and its wholly owned subsidiaries referred to in Note 1 from their dates of incorporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

              The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

              The functional currency of the Company is the U.S. Dollar, since the international shipping markets use the U.S. Dollar as their functional currency. The Company's accounting records are maintained and reported in U.S. Dollars. As such, the Company did not record any foreign currency translation adjustments in the accompanying financial statements. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions with the resulting gains or losses recorded against earnings.

Cash and cash equivalents

              The Company considers highly liquid investments, such as time deposits and certificates of deposit with an original maturity of three months or less, to be cash equivalents.

Restricted cash

              Restricted cash consists of cash collateral against outstanding long-term debt. The Company's cash collateral shall remain blocked until repayment or prepayment of the long-term debt in full under the Company's is existing credit facility, whereupon it shall be released to the Company for application against remaining installments due under the shipbuilding contracts.

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies (Continued)

Advances for vessels under construction

              Advances for vessels under construction consist of amounts paid to shipyards under the terms of the shipyard agreements as well as expenses incurred in connection with the negotiation of the shipyard contracts, the construction of the vessels, including improvements, pre-delivery expenses, on-site supervision costs incurred during the construction periods, and finance costs, including interest expense, incurred during the construction period.

Deferred offering costs

              Deferred offering costs consist of legal, accounting and filing fees relating to an offering of equity securities. The deferred offering costs will be offset against offering proceeds in the event the offering is successful. In the event the offering is unsuccessful or is abandoned, the deferred offering costs will be expensed.

Impairment of long-lived assets

              The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. With regard to the vessels under construction, the Company evaluates the carrying amount of the vessels under construction, the remaining obligations under the relevant construction agreements and the period over which the vessels are estimated to be depreciated to determine whether events have occurred which would require modification to their carrying values. Certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows from the operation of the vessels. At this point the Company has assessed that the four vessels under construction will not operate at a loss. In the event that impairment occurred, the Company would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value.

Financing costs

              Legal and other direct costs incurred with the issuance of long-term debt are deferred and amortized as part of vessel construction costs over the life of the related debt using the effective interest method.

Debt discount

              The loan agreement of the Company includes an equity kicker feature under which the Company will pay an exit fee of 10% on the vessels' net asset value. This feature is not separated from the host contract and it is accounted as a debt discount. The Company estimates at each balance sheet the amount of the exit fee payable under the terms of the loan and amortizes the relevant amount through the term period of the loan. The amortized debt discount account is presented in liabilities within borrowings.

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies (Continued)

Earnings/(loss) per share

              Earnings/(loss) per share has been calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share, when applicable, is calculated by adjusting the weighted average number of shares for all potentially dilutive shares using the treasury stock method. The Company does not have any potentially dilutive shares which may impact earnings/(loss) per share.

Contingencies

              The Company accrues for a loss if it is probable that an asset has been impaired or that a liability has been incurred at the date of the financial statements and the amount of that loss can be reasonably estimated. If the Company deems it reasonably possible that an asset has been impaired or that a liability has been incurred, the nature of the contingency and an estimate of the amount of loss are disclosed in the notes to the financial statements.

Fair value of financial instruments

              The Company's financial instruments include cash and cash equivalents, trade payables and debt. Because of their short-term maturity, the carrying amounts of the Company's cash and cash equivalents and trade payables approximate their fair value. The fair value of the Company's debt is estimated based on current rates offered to the Company for similar debt instruments. The fair values of the Company's debt instruments approximate their carrying value.

Income taxes

              The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code, the Company could be exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce. Pursuant to various bilateral income tax treaties, the Company's shipping operations are not subject to foreign income taxes. Therefore, no provision for income taxes has been provided for in the statements of operations.

Concentration of credit risk

              Credit risk is the risk that the Company may incur losses if counterparties to the Company's contracts do not pay amounts owed to the Company. Credit risk derived from financial instruments which potentially subject the Company to concentrations of credit risk include (i) cash and cash equivalents and (ii) advances to the shipyard for the construction of the vessels. Although cash and cash equivalents held at financial institutions are not insured, the Company limits its credit risk by placing investments with highly rated financial institutions in short-term securities. Advances to shipyards are made only to select long-standing reputable companies. The financial condition of such shipyards is analyzed on an ongoing basis to limit credit risk. The Company has one supplier located in

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies (Continued)

South Korea for the construction of its vessels and one customer located in Japan under its time charter agreements.

Interest rate risk

              Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This interest rate exposure principally relates to changes in the market interest rates affecting the cash equivalents and loans. The Company has not contracted derivatives to hedge against its interest rate volatility risk.

Exchange rate risk

              Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses due to fluctuations in exchange rates, leading to a reduction in assets or an increase in liabilities amounts. The Company's primary exposures to foreign currency exchange fluctuations are the Euro/U.S. dollar exchange rates.

Stock Split

              On March 11, 2010, the Company's Board of Directors resolved to declare a dividend of 0.2546863 shares of common stock payable on the same day. This stock dividend has been accounted as a 1.2546863-for-1 stock split of the Company's outstanding common stock. All common shares and per share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

Adoption of new accounting standards

              In December 2007, new guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The above-mentioned guidance was effective for fiscal years beginning after December 15, 2008, and was adopted by the Company in the first quarter of 2009. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

              In January 2009 the Company adopted guidance which significantly changed the accounting for and reporting of business combination transactions. This guidance was effective for the Company for business combination transactions for which the acquisition date was on or after January 1, 2009. No business combination transactions occurred during the year ended December 31, 2009.

              In April 2009, new guidance was issued for interim disclosures about fair value of financial instruments, which amends previous guidance for disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies (Continued)

traded companies as well as in annual financial statements. The guidance also requires those disclosures in summarized financial information at interim reporting periods. The new guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of the above mentioned guidance did not have an impact on the Company's consolidated financial statements.

              In May 2009, new guidance was issued relating to management's assessment of subsequent events. The new guidance (i) clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued", (ii) does not change the recognition and disclosure requirements in AICPA Professional Standards, for Type I and Type II subsequent events; however, the guidance refers to them as recognized (Type I) and non recognized subsequent events (Type II), (iii) requires management to disclose, in addition to other disclosures, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued and (iv) indicates that management should consider supplementing historical financial statements with the pro forma impact of non recognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data. The new guidance is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of the above mentioned guidance in the interim financial statements for 12 month period ended December 31, 2009 did not have significant impact on the Company's consolidated financial statements. In accordance with this pronouncement, the Company evaluated events and transactions after the close of its balance sheet on December 31, 2009 and through the date of the issuance of the financial statements on February 23, 2010, for potential recognition or disclosure in the Company's financial statements.

              In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (collectively, the "Codification"), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content carries the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and nonauthoritative. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance for the period ended December 31, 2009. The Company's adoption of the Codification did not have an impact on the Company's consolidated financial statements.

              In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies (Continued)

an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The Company is evaluating the impact of this guidance on its consolidated financial statements.

              In August 2009, the FASB issued an accounting pronouncement that provides guidance on the measurement of liabilities at fair value. The guidance provides clarification for circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to measure fair value using a valuation technique that uses the quoted price of an identical liability when traded as an asset or, if unavailable, quoted prices for similar liabilities or similar assets when traded as assets. If none of this information is available, an entity should use a valuation technique in accordance with existing fair value principles. The guidance is effective for the first interim or annual reporting period beginning after August 28, 2009. The adoption of this pronouncement is not expected to have a material impact on the Company's consolidated financial statements.

3. Advances for Vessels under Construction

              Advances for vessels under construction include the following:

May 23, 2008 (inception)	$—
Advances to the Shipyard	165,960,000
Capitalized interest and financing costs	3,721,388
Other costs	268,883

December 31, 2008	$169,950,271
Capitalized interest and financing costs	4,027,460
Other costs	308,363
Cancellation fee	(35,000,000)
Write-off of capitalized costs	(2,900,296)

December 31, 2009	$136,385,798

              In June 2008, the Company entered into an agreement with a South Korean shipyard (the "Shipyard"), for the purchase of nine 158,000 dwt Suezmax tankers to be constructed by the Shipyard for a total purchase price of $829.8 million. In the next year, five contracts were cancelled for a total cancellation fee of $37.5 million. In exchange for cancelling these newbuilding contracts, under which the Company had paid an aggregate of $92.2 million in advance deposits and had remaining installment payments of $409.8 million, the Company agreed to a $7.5 million cancellation fee per cancelled construction contract. The cancellation fee will be settled by the shipyard's retaining $7.0 million per cancelled contract from the Company's previously paid installments with the remaining $2.5 million payable upon the delivery and acceptance of the four remaining vessels. The $57.2 million remaining from the Company's previously paid installments was applied against the four remaining construction contracts with the Shipyard. The settlement of the cancellation fee and remaining advance deposits became effective, on March 17, 2010, upon the issuance, on such date, of a supplemental refund

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

3. Advances for Vessels under Construction (Continued)

guarantee, effective for a refund guarantee in the Company's favor for each of the remaining new building contracts for the remaining four contracted Suezmax tanker new buildings.

              Costs capitalized under the five cancelled contracts amounting to $2.9 million were written-off during the year ended December 31, 2009. These costs include interest and finance costs and other costs incurred in connection with the negotiation of the shipyard contracts. The credit facility described in Note 6 was made available to all of the nine wholly owned subsidiaries of the Company in equal proportions. Therefore, all interest expenses and related fees incurred were equally allocated to each of the nine subsidiaries. With regard to the five cancelled vessel contracts, the total amount of capitalized interest costs allocated to each of the five subsidiaries (holding the cancelled contracts) was written off.

              The four remaining vessels to be constructed have an aggregate contract price of approximately $369.8 million. The vessels will be named Suez Topaz, Suez Diamond, Suez Jade and Suez Pearl. Through December 31, 2009, the Company made advances of $131.0 million under the four existing contracts. The remaining installments under the existing contracts for the construction of the four vessels are due to the Shipyard under the memorandum of agreement between November 2010 and delivery of the vessels.

4. Financing Costs

              During the period ended December 31, 2008, the Company incurred $1,119,925 in financing costs which were capitalized and amortized over the original term of the loan agreement (refer to Note 6) as part of advances for vessels under construction on the balance sheet.

5. Professional Fees

              During the periods ended December 31, 2008 and December 31, 2009, the Company incurred professional fees of $558,238 and $185,682, respectively related to the side letters and supplemental loan agreement described in Note 6. These costs were expensed as professional fees in the accompanying statements of operations as the side letters and supplemental loan agreement did not result in a substantial modification to the original loan agreement of the issuance of new debt.

6. Borrowings

              On June 23, 2008, the Company entered into a syndicated loan agreement with Fortis Bank and UniCredit Bank A.G. (formerly known as Bayerische Hypo-und Vereinsbank AG) (the "Lenders") for US $111,600,000 to finance the first installment due to the Shipyard under the shipbuilding contracts. The facility bore interest at LIBOR plus a margin of 1.60% per annum and was originally repayable on November 30, 2008. The Company entered into side letters with its Lenders dated March 12, March 31 and April 24, 2009 by which the Lenders increased the margin from 1.60% per annum to 2.50% per annum effective February 9, 2009. In addition, the Company obtained the Lenders' consent for the cancellation of five shipbuilding contracts (see Note 3). The portion of the outstanding loan related to the cancelled contracts has been assumed by Suez Topaz Limited, Suez Diamond Limited, Suez Jade Limited and Suez Pearl Limited and applied against future installments to

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

6. Borrowings (Continued)

the shipyard. The loan facility is guaranteed by a first-priority assignment of the Company's shipbuilding contracts with the Shipyard and the assets of the Company.

              On October 27, 2009, the Company entered into a supplemental loan agreement with the Lenders and agreed the loan repayment date to be the earlier of (i) December 31, 2010 or (ii) the due date of the next installment payment under a shipbuilding contract for any of our Suezmax tanker newbuildings (which will be payable within three business days of confirmation that the first block of the keel has been laid for the applicable vessel) falls prior to December 31, 2010, the amount of debt attributable to each such Suezmax tanker is payable at the same time as such installment payment. Additionally, the Company agreed to provide for cash collateral amounting to $6,500,000. The cash collateral shall remain blocked until the repayment or prepayment of the loan in full, whereupon it shall be released to the Company for the application against remaining installments due under the shipbuilding contracts. The loan facility is guaranteed by a first-priority assignment of the Company's shipbuilding contracts with the Shipyard, and the assets of the Company, including a first-priority assignment of charter party agreements. There are no principal repayments required to be made under the loan agreement prior to the maturity date.

              The interest rate applicable to outstanding indebtedness under the facility was 1.6% over LIBOR until February 9, 2009, 2.5% over LIBOR thereafter until October 27, 2009 and 3.0% over LIBOR thereafter through the maturity of the facility. In addition, in the event of certain defaults, the Company is obligated to pay a default interest rate of 2% per annum above the applicable interest rates described in the preceding sentence. Interest payments under the facility are due quarterly in arrears. The Company paid a fee of $0.9 million upon entering into the facility which was capitalized as financing costs and amortized within advances for vessels under construction.

              The weighted average interest rate under the facility during 2008 and 2009 was 4.41% and 3.48%, respectively. The Company incurred $2,597,364 and $3,878,904 of interest expense during 2008 and 2009, respectively, all of which was capitalized as part of vessels under construction.

              Under the terms of the supplemental loan agreement, the Company is required to pay an exit fee of 10% of the "net asset value" of any applicable vessel upon the (i) sale of a vessel or the sale, novation, transfer or assignment of a shipbuilding contract, (ii) the refinancing of the credit facility in whole or in part, unless the lenders were invited to participate in, and declined, to participate at the senior debt level, (iii) the repayment of the loan in whole or in part (including at its maturity), (iv) the total loss of the vessel, (v) sale or transfer of any of the shares in any of the borrowers, (vi) cancellation, termination, rescission or suspension of a shipbuilding contract relating to a vessel, or (vii) acceleration of the loan. For these purposes, net asset value is defined as the higher of (A) net sale proceeds received for the sale of a vessel, the amount of loan refinanced or repaid, the total loss proceeds of the applicable vessel actually received by us, the amount of consideration for the sale or transfer of shares in the relevant borrower, or the net amount refunded by the builder or refund guarantor for cancellation, termination or rescission of a shipbuilding contract and (B) the market value of the applicable vessel plus the amount of trade receivables associated therewith, and any interest hedging gains attributable to each such vessel and minus the aggregate amount of debt which remains outstanding, net of one-quarter of the amount in the cash collateral account, and the amount

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

6. Borrowings (Continued)

of interest hedging losses and any related fees, default interest and other costs and expenses which may become due to the lenders and all amounts due to be paid by the owner of such vessel to the builder under the applicable shipbuilding contract.

              The Company estimates that the exit fee liability will be $982,756 at December 31, 2010, the repayment date under the existing credit facility, and accretes the estimated exit fee liability over the term of the existing credit facility within borrowings in the accompanying consolidated balance sheet. The liability was determined by using the formula described above (point B). The related interest expense is capitalized within advances for vessels under construction. The carrying value of the exit fee liability at December 31, 2009 was $148,556.

              The existing credit facility contains certain covenants which prohibit any change in the legal and beneficial ownership of Alma Maritime Limited and its subsidiaries without the lenders' prior written consent; provide a right of first refusal to the co-arrangers, BNP Paribas Fortis and UniCredit Bank A.G. (formerly called Bayerische Hypo-und Vereinsbank A.G.), to arrange/underwrite up to 50% of the pre and post-delivery financing of the vessels, provided that such financing is on equal or more favorable terms than other comparable offers; prohibit the Company from merging or demerging or undergoing any other form of reorganization, unless the surviving entity is not materially financially weaker and assumes all of the Company's obligations under the credit facility and the related security documents; and subordinate the Company's rights to the rights of the lenders under the credit facility and the security documents in the case of the Company's subsidiaries' bankruptcy.

7. Related Party Transactions

Management Agreements

              Quest Maritime Enterprises S.A., ("Quest") which provided us with management services until October 27, 2009 under vessel management agreements dated August 7, 2008. During 2008 and the period ended December 31, 2009, the Company incurred management fees of $224,089 and $336,000, respectively under its agreement with Quest. These fees have been presented separately in the accompanying statements of operations. Quest is controlled by affiliates of Stamatis J. Molaris, the Company's Chief Executive Officer, and Hans J. Mende, a member of the Company's Board of Directors which collectively beneficially own 59.8% of the Company's outstanding common stock, as of December 31, 2009. As of December 31, 2008, there was a receivable in the amount of $16,424 due from Quest under the management agreement as the Company had overpaid the management fee by this amount. As of December 31, 2009, no amount was outstanding.

              On August 15, 2009 the Company entered into an agreement with Empire Navigation Inc. ("Empire") for the review and approval of ship building plans of the four Suezmax vessels ("Plan and Approval Services Agreement"). Empire is wholly owned by Stamatis Molaris, the Company's Chief Executive Officer. The Plan and Approval Services Agreement is for a term of ten months and expires on June 15, 2010. The Company is obligated to pay Empire $146,032 over the term of the agreement, or earlier if the vessels are delivered prior to the expiration of the agreement. As of December 31, 2009, $24,538 was due to Empire under the Plan and Approval Services Agreement. The Company

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

7. Related Party Transactions (Continued)

capitalized $66,028 of fees incurred under the Plan and Approval Services Agreement as part of advances for vessels under construction during the year ended December 31, 2009.

              On November 1, 2009, the Company entered into management agreements with Empire whereby Empire will provide commercial and technical management of each of the four contracted Suezmax vessels. These management agreements will be effective upon termination of the Plan and Approval Services Agreement. Pursuant to these management agreements, the Company will be obligated to pay Empire a management fee of $7,500 per vessel per calendar month prior to delivery of the respective vessels and $22,500 per vessel per calendar month after delivery to us of the respective vessel. The post-delivery monthly fee would increase by 2.0% per annum. Under these vessel management agreements, Empire would also receive a fee of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel, including each of the four contracted Suezmax vessels. In addition, the Company is obligated to pay Empire certain commissions and fees with respect to vessel purchases and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors' and officers' liability insurance, legal and accounting fees and other similar third party expenses, which will be reimbursed by the Company. Under each of these vessel agreements, which are subject to termination upon two months' notice by either us or our Manager. Each of the vessel management agreements may also be terminated upon default by us or our Manager, termination of the corresponding shipbuilding contract or transfer of such contract to a third party, sale of the applicable vessel after delivery to us, the actual or constructive loss of the applicable vessel or the bankruptcy, winding up or similar event effecting us, our relevant subsidiary or our Manager.

Loan Facility

              Maas Capital Investments B.V., which as of December 31, 2009 owned approximately 36.2% of the Company's outstanding common stock, was an affiliate of Fortis Bank S.A./N.V., a lender under the Company's credit facility, through October 2008. Fortis Bank S.A./N.V. is now known as BNP Paribas Fortis and is no longer an affiliate of Maas Capital Investments B.V.

Performance Guarantee

              Omniblue Shipping Inc., a Marshall Islands company, affiliated with a former shareholder, issued a performance guarantee dated June 2, 2008 in respect of each shipbuilding contract, pursuant to which it has undertaken to pay the Shipyard on demand any obligations of any of our subsidiaries under the respective shipbuilding contracts.

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

8. Stockholders' Equity

Common Stock

              On June 24, 2008, Alma authorized 50,000,000 of common shares of which 1,254,686 shares (1,000,000 shares originally issued and adjusted to give effect to the March 11, 2010 stock split—see Note 2) were issued with a par value $0.001 per share. In exchange for the shares, the Company received $55,325,993 of cash contributions. The shares were issued to the following shareholders:

1. Keagan Enterprises SA	373,269
2. MK Maritime LLC	373,269
3. Gallery Services Ltd.	313,672
4. MAAS Capital Investment BV	194,476

              The Company's shareholders also entered into agreements for the sale and purchase of shares of the Company's common stock which resulted in the following share holdings as of December 31, 2009:

1. Kingsway Navigation Ltd	50,187
2. MK Maritime LLC	643,654
3. Gallery Services Ltd	106,648
4. MAAS Capital Investment BV	454,197

              From the date of inception until December 31, 2009 the shareholders of the Company made capital contributions in order to meet the working capital needs of the Company. During this time, no shares were issued since there was no agreement between the stockholders and the Company which authorized or effectuated the issuance of the shares. On February 17, 2010, the Company issued 319,914 shares of common stock (254,975 shares originally issued and adjusted to give effect to the March 11, 2010 stock split) to its stockholders at the price of $44.095 per share (as adjusted to give effect to the March 11, 2010 stock split) which is equal to the consideration paid for each share upon the inception of the Company. The 319,914 shares issued were allocated as follows:

1. Kingsway Navigation Ltd	6,555
2. MK Maritime LLC	159,083
3. Gallery Services Ltd	14,833
4. MAAS Capital Investment BV	139,443

              All common shares and per share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted for all periods presented as if the 319,914 shares were issued at the time each relevant cash contribution was made by the stockholders. As a result, 71,850 shares were allocated to contributions made during the period from May 23, 2008 (inception) to December 31, 2008 and 248,064 shares were allocated to contributions made during the year ended December 31, 2009.

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

8. Stockholders' Equity (Continued)

Additional Paid-in Capital

              The capital contributions during the periods presented comprise payments made by the shareholders at various dates for working capital needs and to finance the construction of the vessels in excess of bank borrowings. The Company also recorded $336,000 as non-cash contributions in the statement of shareholders' equity during the year ended December 31, 2009. The non-cash contributions represent management services provided by Quest as further described in Note 7 and were determined based on the fair value of such services.

9. Commitments and Contingencies

              As of December 31, 2009 the remaining obligations under the Company's non-cancellable agreements are as follows:

Agreements with the Shipyard

2010	$27,211,220
2011	211,611,220
Thereafter	—

Total	$238,822,440

Management Agreements

2010	$380,318
Thereafter	60,000

Total	$440,318

Time Charter Agreements

              On November 17, 2008, the Company entered into time charter agreements with Sanko Steamship, an entity located in Japan. These charters will commence upon delivery to Sanko Steamship of the applicable vessel following its construction. Each time charter provides for the receipt of $35,400 per day in charter hire from Sanko Steamship. These time charter agreements also contain profit sharing provisions. The following summarizes the terms under the Company's time charter agreements with Sanko Steamship.

Company	Hull No.	Time Charter (years)	Profit Sharing	Gross Daily Hire Rate	Commission
Suez Topaz Ltd	HULL 2300	7	50/50	$35,400	4.5%
Suez Diamond Ltd	HULL 2301	7	50/50	$35,400	4.5%
Suez Jade Ltd	HULL 2302	7	50/50	$35,400	4.5%
Suez Pearl Ltd	HULL 2303	7	50/50	$35,400	4.5%

Alma Maritime Limited
(A Development Stage Company)

Notes to the consolidated financial statements (Continued)

December 31, 2009 and December 31, 2008

(All amounts expressed in U.S. Dollars)

9. Commitments and Contingencies (Continued)

Contingencies

              The Company has not been involved in any legal proceedings which may have, or have had a significant effect on its business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business, principally disputes with charterers, personal injury and property casualty claims. The Company expects that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

10. Subsequent Events

              On January 4, 2010, the Company entered into an office space lease agreement with Empire Navigation Inc. for €2,500 per month ($3,600 per month based on the exchange rate of €1.00:$1.44 in effect on December 31, 2009). The initial one-year term expires on January 3, 2011.

              On January 28, 2010, the Company entered into Memoranda of Agreement which have been further amended on March 1, 2010, with an unaffiliated ship-owning company to purchase the following vessels for $136.6 million:

Company	Vessel Contracted to be acquired	Purchase Price	Built	Delivery Date	Deadweight Tonnage (in metric tons)
Frisia Schiffahrt MT "Tango" GMBH & CO. KG	MT "Tango"	$68,300,000	2008	Between 15th March and 30th May, 2010	149,993
Frisia Schiffahrt MT "Waltz" GMBH & CO. KG	MT "Waltz"	$68,300,000	2008	Between 15th March and 30th May, 2010	150,393

              The purchase is subject to the completion of the initial public offering or the Company's waiver of such condition by no later than March 26, 2010.

              On March 11, 2010, the Company entered into a Memorandum of Agreement with Cape Maria Limited, which is affiliated with Hans J. Mende, one of the members of the Company's Board of Directors, to acquire the Cape Maria (ex Cape Pioneer) for $54.0 million. The Company also entered into an agreement on March 11, 2010 with EDF Trading Limited and Cape Maria Limited novating from Cape Maria Limited to the Company the minimum eight-year charter for the Cape Maria with EDF Trading, with a gross daily charter rate of $19,500 per day.

Annex A

CLARKSON VALUATIONS LIMITED

ALMA Maritime Limited
13 Pandoras
16674 Glyfada
Greece

12th March 2010

Ref: cvl/mdg/3617-10

Dear Sirs,

              We have made an assessment of these vessels by considering brokers' price ideas and using brokers' market knowledge as our reference points in addition to such materials as we hold on our database. We seek then to validate these ideas and that knowledge from details held on our database, from information shown in the relevant works of reference in our possession and from particulars given to us for the preparation of these valuations. We should make it clear that we have not made a physical inspection of the vessels valued, nor the shipyard in they are being constructed, but we have assumed, for the purposes of these valuations, that the vessels will be constructed under full supervision by competent and qualified supervisors and will be in a position to give delivery in a sound and seaworthy trading condition.

              After careful consideration, we are of the opinion that the market values of the below mentioned newbuildings on a charter free basis and together with the balance of the current Time Charterparties provided to us for the preparation of these values, as at 10th March 2010, on the basis of delivery on the dates indicated, as between a willing Seller and a willing Buyer, for cash payment, under normal commercial terms, are:

Vessel Name	Charter Details	Charterfree Value ($m) 10/03/2010	With Charter Value ($m) 10/03/2010
N/B HULL 2300
tbn 'SUEZ TOPAZ'	On TC at $35,400/day for 7 years
158,000 dwt	from delivery with 50-50 profit share	69.50	92.50
To be delivered from First class Korean yard May-2011
N/B HULL 2301
tbn 'SUEZ DIAMOND'	On TC at $35,400/day for 7 years	69.50	92.50
158,000 dwt	from delivery with 50-50 profit share
To be delivered from First class
Korean yard May-2011
N/B HULL 2302
tbn 'SUEZ JADE'	On TC at $35,400/day for 7 years	69.50	92.25
158,000 dwt	from delivery with 50-50 profit share
To be delivered from First class
Korean yard Jul-2011
N/B HULL 2303
tbn 'SUEZ PEARL'	On TC at $35,400/day for 7 years	69.50	92.00
158,000 dwt	from delivery with 50-50 profit share
To be delivered from First class Korean yard Sept-2011

A-1

              The figures set out above relate solely to a subjective opinion of the approximate market values applying the methodology described in this valuation as at the above date and should not be taken to apply to any other date. Valuations do not include any assessment of the validity of the charter party—this is assumed to be in order.

              When making our assessment of the newbuildings N/B HULL 2300/2301/2302/2303, we have assumed that the vessels will be constructed under full supervision by competent and qualified supervisors and will be in a position to give delivery in a sound and seaworthy trading condition.

              When making our assessment, we have presumed that the original building contract will remain in full force and effect and that all the benefits would accrue to any Buyer.

              PLEASE NOTE: There are relatively few vessels sold with long time charters attached and we could find few records of vessels sold recently with long charters, making an accurate assessment very difficult. With that in mind, we have valued the vessels with charter by calculating the differential between the estimated current market rates for the duration of the Time Charterparties. We have reviewed neither the operational standing nor the creditworthiness of the Charterers and have relied on the summary charter information provided to us.

              All statements made are statements of opinion and are not representations of fact. Any person contemplating entering a transaction of any nature whatsoever or otherwise having regard to this valuation must take account of the abnormal trading and financial conditions prevailing and should also satisfy himself by inspection of the vessels, an examination of the Time Charterparties and an investigation of the standing of the Charterers in operational and credit terms, or otherwise, as to the correctness of the statements which this valuation contains.

              No assurance or representation is given that the valuation given will be sustained or that it would be realisable in any actual transaction.

              The vessels have been valued individually. If two or more ships were to be placed on the market at the same time, no assurance may be given that the amount realisable would be equal to the total of the individual values.

For and on behalf of

CLARKSON VALUATIONS LIMITED

/S/ S. GORDON Director	/S/ S.I. WILLCOX Authorized Signatory

A-2

11,250,000 Shares

ALMA MARITIME LIMITED

Common Stock

PROSPECTUS

BofA Merrill Lynch

UBS Investment Bank

Sunrise Securities Corp.

Oppenheimer & Co.

Clarkson Johnson Rice

Cantor Fitzgerald & Co.

BNP PARIBAS

UniCredit Capital Markets

DVB Capital Markets

                        , 2010

              Through and including                                    , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to any unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

              The Registrant is a Marshall Islands corporation. Section 60 of the Business Corporations Act of the Republic of the Marshall Islands (the "BCA") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

              A Marshall Islands corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

              To the extent that a director or officer of a Marshall Islands corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraphs, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized under Section 60 of the BCA.

              Section 60 of the BCA also permits a Marshall Islands corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 60 of the BCA.

              The indemnification and advancement of expenses provided by, or granted pursuant to, Section 60 of the BCA are not exclusive of any other rights to which those seeking indemnification and advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. In this regard, the Registrant's Bylaws provide that such expenses (including attorneys' fees) incurred by former directors and officers may be so paid upon such terms and conditions, if any, as the Registrant deems appropriate, and the Board of Directors may authorize the Registrant's legal counsel to represent a present or former director or officer in any action, suit or proceeding, whether or not the Registrant is a party to such action, suit or proceeding. The Registrant's Bylaws further provide for indemnification of directors and officers on the basis described above as being permitted by Section 60 of the BCA and provide, to the extent authorized from time to time by the Board of Directors of the Registrant, rights to indemnification and to the advancement of expenses to employees and agents of the corporation similar to those conferred to directors and officers of Registrant.

              The Articles of Incorporation of the Registrant provide that no director shall have personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, but the liability of a director is not limited or eliminated (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or (c) for any transaction from which the director derived an improper personal benefit.

              Section 6 of the Underwriting Agreement, the form of which will be filed as Exhibit 1.1 hereto, provides that the underwriters named therein will indemnify us and hold us harmless and each of our directors, officers or controlling persons from and against certain liabilities, including liabilities under the Securities Act. Section 7 of the Underwriting Agreement also provides that such underwriters will contribute to certain liabilities of such persons under the Securities Act.

Item 7.    Recent Sales of Unregistered Securities.

              Since its inception, the Registrant has issued unregistered securities as described below. These issuances were exempt from registration as transactions not involving an offering in the United States under Regulation S of the Securities Act. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting the transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

              On June 24, 2008, the Registrant issued 1,000,000 shares of its common stock to its founders for an aggregate purchase price of $55.3 million, or $55.325 per share. On February 17, 2010, the Registrant issued 254,975 shares of its common stock for capital contributions equal to $55.325 per share made in 2008 and 2009.

              The foregoing does not give effect to a 1.2546863-for-1 stock split effected as a stock dividend on March 11, 2010.

Item 8.    Exhibits and Financial Statement Schedules.

(a)
Exhibits.

Exhibit Number	Description
1.1	Form of Underwriting Agreement**
3.1	Form of Amended and Restated Articles of Incorporation
3.2	Form of Amended and Restated By-laws
4.1	Form of Share Certificate*

Exhibit Number	Description
4.2	Forms of Subscription Agreement with Existing Stockholders*
5.1	Form of Opinion of Cozen O'Connor, Marshall Islands counsel to the Company, as to the validity of the Shares*
5.2	Form of Opinion of Morgan, Lewis & Bockius LLP with respect to certain matters of New York law
8.1	Form of Opinion of Cozen O'Connor with respect to certain Marshall Islands tax matters*
8.2	Form of Opinion of Morgan, Lewis & Bockius LLP with respect to certain U.S. tax matters*
10.1	Form of Management Agreement with Empire Navigation Inc.
10.2	Newbuilding Contract, and addenda, for the Suez Topaz*
10.3	Newbuilding Contract, and addenda, for the Suez Diamond*
10.4	Newbuilding Contract, and addenda, for the Suez Jade*
10.5	Newbuilding Contract, and addenda, for the Suez Pearl*
10.6	Loan Agreement, dated June 23, 2008, with BNP Paribas Fortis (formerly known as Fortis Bank) and UniCredit Bank A.G. (formerly known as Bayerische Hypo-und Vereinsbank AG), as amended*
10.7	Form of Equity Incentive Plan*
10.8	Form of Stockholder Rights Agreement
10.9	Form of Registration Rights Agreement*
10.10	Memorandum of Agreement for the Tango, as amended*
10.11	Memorandum of Agreement for the Waltz, as amended*
10.12	Memorandum of Agreement for the Cape Maria (ex Cape Pioneer)*
10.13	Letter Agreements, dated March 16, 2010, in respect of Newbuilding Contracts*
21.1	Subsidiaries*
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Cozen O'Connor (included in Exhibits 5.1 and 8.1)*
23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibits 5.2 and 8.2)*
23.4	Consent of Drewry Shipping Consultants Ltd.*
23.5	Consent of Clarkson Valuations Limited*
23.6	Consent of Barry W. Martin, as director nominee*
23.7	Consent of Dr. Petros P. Papageorgiou, as director nominee*
23.8	Consent of Nimesh N. Patel, as director nominee*
23.9	Consent of Bert Van Druten, as director nominee*
24.1	Powers of Attorney (also included on signature page hereto)*

*
Previously filed.

**
To be provided by amendment.

(b)
Financial Statement Schedules.

              The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of Alma Maritime Limited or related notes thereto.

Item 9.    Undertakings.

              The undersigned registrant hereby undertakes:

    (1)
    To provide to the underwriters at the closing specified in the underwriting agreement share certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (2)
    That for purposes of determining any liability under the Securities Act of 1933, as amended, or the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (3)
    That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (4)
    That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Greece on March 22, 2010.

ALMA MARITIME LIMITED
By:	/s/ STAMATIS MOLARIS Name: Stamatis Molaris Title: Chief Executive Officer

POWERS OF ATTORNEY

              Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 22nd day of March, 2010.

Signature	Title

/s/ STAMATIS MOLARIS Stamatis Molaris	Chief Executive Officer and Chairman (Principal Executive Officer)
/s/ STEWART CRAWFORD Stewart Crawford	Chief Financial Officer (Principal Financial and Accounting Officer)
* Hans J. Mende	Director

*By:	/s/ STAMATIS MOLARIS Sta- matis Molaris Attorney-in-Fact

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

              Pursuant to the requirement of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, on March 22, 2010.

PUGLISI & ASSOCIATES
By:	/s/ DONALD PUGLISI Name: Donald Puglisi Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement**
3.1	Form of Amended and Restated Articles of Incorporation
3.2	Form of Amended and Restated By-laws
4.1	Form of Share Certificate*
4.2	Forms of Subscription Agreement with Existing Stockholders*
5.1	Form of Opinion of Cozen O'Connor, Marshall Islands counsel to the Company, as to the validity of the Shares*
5.2	Form of Opinion of Morgan, Lewis & Bockius LLP with respect to certain matters of New York law
8.1	Form of Opinion of Cozen O'Connor with respect to certain Marshall Islands tax matters*
8.2	Form of Opinion of Morgan, Lewis & Bockius LLP with respect to certain U.S. tax matters*
10.1	Form of Management Agreement with Empire Navigation Inc.
10.2	Newbuilding Contract, and addenda, for the Suez Topaz*
10.3	Newbuilding Contract, and addenda, for the Suez Diamond*
10.4	Newbuilding Contract, and addenda, for the Suez Jade*
10.5	Newbuilding Contract, and addenda, for the Suez Pearl*
10.6	Loan Agreement, dated June 23, 2008, with BNP Paribas Fortis (formerly known as Fortis Bank) and UniCredit Bank A.G. (formerly known as Bayerische Hypo-und Vereinsbank AG), as amended*
10.7	Form of Equity Incentive Plan*
10.8	Form of Stockholder Rights Agreement
10.9	Form of Registration Rights Agreement*
10.10	Memorandum of Agreement for the Tango, as amended*
10.11	Memorandum of Agreement for the Waltz, as amended*
10.12	Memorandum of Agreement for the Cape Maria (ex Cape Pioneer)*
10.13	Letter Agreements, dated March 16, 2010, in respect of Newbuilding Contracts*
21.1	Subsidiaries*
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Cozen O'Connor (included in Exhibits 5.1 and 8.1)*
23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibits 5.2 and 8.2)*
23.4	Consent of Drewry Shipping Consultants Ltd.*
23.5	Consent of Clarkson Valuations Limited*
23.6	Consent of Barry W. Martin, as director nominee*
23.7	Consent of Dr. Petros P. Papageorgiou, as director nominee*
23.8	Consent of Nimesh N. Patel, as director nominee*
23.9	Consent of Bert Van Druten, as director nominee*
24.1	Powers of Attorney (also included on signature page hereto)*

*
Previously filed.
**
To be filed by amendment.